SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A. National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70 State Registration (NIRE) 29300006939 A Publicly Held Company MANAGEMENT PROPOSAL FOR THE ANNUAL GENERAL MEETING OF BRASKEM S.A. TO BE HELD ON APRIL 29, 2026 Dear Shareholders, The Management of Braskem S.A. (“Company” or “Braskem’”) hereby submits a proposal (“Proposal”) in relation to the matters contained in the agenda of Braskem’s Annual General Meeting, to be held on April 29, 2026, at 03:00 p.m., in an exclusively digital manner, pursuant to article 5, paragraph 2, item I, and article 28, paragraphs 1, 2 and 3 of Brazilian Securities Commission (“CVM”) Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), through digital platform Webex (“Digital Platform” and “Meeting”, respectively). The Shareholders’ Meeting will be held exclusively in a digital format, considering that such format, in the judgment of the Management, reduces the costs of participation for shareholders, facilitating and contributing to greater attendance by the Company’s shareholder base at the Meeting and, thus, potentially increasing the representativeness of the resolutions to be taken. The Company clarifies that, pursuant to article 9, sole paragraph, of the Bylaws, Class “A” and “B” preferred shares shall be entitled to vote at this Meeting and shall vote jointly with the common shares on the resolutions regarding the matters on the Agenda. 1. To examine, discuss, and vote on the Company’s Financial Statements, accompanied by the Report and Opinion of the Independent Auditors, the Opinion of the Fiscal Council, and the Report of the Statutory Compliance and Audit Committee, for the fiscal year ended December 31, 2025 The Company’s Board of Directors, at a meeting held on March 25, 2026, expressed a favorable opinion on the financial statements for the fiscal year ended December 31, 2025, pursuant to Article 27, item “V”, of its Bylaws, which received a favorable opinion from the Fiscal Council at a meeting held on March 25, 2026, and are also accompanied by the Report of the Statutory Compliance and Audit Committee issued on March 24, 2026, as well as the Report and Opinion, unqualified, from the Independent Auditors. The Company’s Management submits for the consideration of the Shareholders the set of documents related to the Company’s Financial Statements for the fiscal year ended December 31, 2025, pursuant to CVM Resolutions 80 and 81, including their Explanatory Notes, accompanied by the Report and Opinion of the Independent Auditors, the Opinion of the Fiscal Council, and the Report of the Company’s Statutory Compliance and Audit Committee. Pursuant to Article 133 of the Brazilian Corporations Law, Article 10 of CVM Resolution 81, and Article 27, §1 of CVM Resolution No. 80, dated March 29, 2022 (“CVM Resolution 80”), the following documents have been made available for the Shareholders’ review: (i) Financial Statements and Explanatory Notes for the fiscal year ended December 31, 2025; (ii) Standardized Financial Statements Form – DFP; (iii) Report and Opinion of the Independent Auditors; (iv) Report of the Statutory Compliance and Audit Committee; (v) Opinion of the Fiscal Council; (vi) Statement from the Officers declaring that they have reviewed, discussed and agree with the opinions expressed in the Independent Auditors’ Opinion; (vii) Statement from the Officers declaring that they have reviewed, discussed and agree with the Financial Statements; and (viii) Comments from the Company’s management on the Company’s financial condition, pursuant to Section 2 of its Reference Form. The documents referred to above, as well as the minutes of the meetings of the Board of Directors and the Fiscal Council that reviewed such documents, as applicable, are also available for consultation by the Shareholders at the Company’s office located in the State of São Paulo, City of São Paulo, at Rua Lemos Monteiro, 120, 24th floor, Butantã, ZIP Code 05501-050, on its website (www.braskem-ri.com.br), and on the websites of the CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br). The document referred to in item (viii) above, relating to the comments of the Company’s management on its financial condition, is attached to this Proposal as Annex I. Management clarifies that, pursuant to the Statement of Income included in the Financial Statements for the fiscal year ended December 31, 2025, the Company recorded a loss in the amount of R$ 9,879,465,238.91, which will be fully recorded under “Accumulated Losses,” resulting in an updated balance of R$ 23,901,578,923.33 Pursuant to the annual Circular Letter issued by the Superintendence of Corporate Relations of the CVM, the Company will not present the information indicated in Annex A of CVM Resolution 81 due to the loss recorded in the 2025 fiscal year. 2. To examine, discuss, and vote on the Management’s Report and the corresponding accounts of the administrators for the fiscal year ended December 31, 2025 In accordance with the favorable opinion of the Company’s Board of Directors expressed at a meeting held on March 25, 2026, pursuant to Article 27, item “V”, of its Bylaws, the Company’s Management submits for the consideration of the Shareholders (i) the Management Report on the Company’s business and the main administrative events of the fiscal year ended December 31, 2025, which was made available to the Shareholders pursuant to Article 133 of the Brazilian Corporations Law, Article 10 of CVM Resolution 81 and Article 27, §1 of CVM Resolution 80, filed with the CVM on March 26, 2026, and published in the newspaper “Correio da Bahia” in the manner provided for in Article 124 of the Brazilian Corporations Law and on the newspaper’s website (https://publicidadelegal.correio24horas.com.br/); and (ii) the respective accounts of the managers regarding the fiscal year ended December 31, 2025. 3. To deliberate on the election of the effective and alternates members of the Company’s Board of Directors The Company’s Management proposes to resolve on the election of 11 (eleven) effective members and their respective alternates to its Board of Directors, for a unified term of 2 (two) years, which shall remain in effect until the date of the Annual Shareholders’ Meeting that resolves on the Company’s financial statements for the fiscal year ending on December 31, 2027, pursuant to Articles 18 and 20 of its Bylaws. The Management submits to the Shareholders the election of the slate below, nominated by Novonor S.A. – em Recuperação Judicial and NSP Investimentos S.A. (“Novonor”) and by Petróleo Brasileiro S.A. – Petrobras (“Petrobras”): EFFECTIVE ALTERNATE HÉCTOR NÚÑEZ GUILHERME SIMÕES DE ABREU OLAVO BENTES DAVID RODRIGO TIRADENTES MONTECCHIARI JOSÉ MAURO METTRAU CARNEIRO DA CUNHA (independent candidate) - CARLOS PLACHTA (independent candidate) EDMUNDO JOSÉ CORREIA AIRES GESNER JOSÉ DE OLIVEIRA FILHO (independent candidate) - JOÃO PINHEIRO NOGUEIRA BATISTA - JULIANA SÁ VIEIRA BAIARDI - MAURICIO DANTAS BEZERRA - LUCAS CIVE BARBOSA - LUIZ EDUARDO VALENTE MOREIRA JULIO CEZAR JERONIMO DOS SANTOS PAULO ROBERTO BRITTO GUIMARÃES ANDRÉA BARCELLOS DE ARAGÃO The information regarding the professional experience of the candidates nominated to compose the slate is available in Annex II, pursuant to Article 11, item I of CVM Resolution 81 (items 7.3 to 7.6 of the Reference Form). The Board of Directors, after analyzing whether each candidate meets the independence criteria established in Annex K to CVM Resolution 80 and in the Company’s Global Compliance System Policy, certified the qualification of Mr. José Mauro Mettrau Carneiro da Cunha, Mr. Carlos Plachta, and Mr. Gesner José de Oliveira Filho with respect to such criteria, based on the independence statements submitted by the aforementioned candidates and on the opinion of the Company’s Statutory Compliance and Audit Committee, which also evaluated the matter. The characterization of the candidates’ independence shall be resolved by the Shareholders’ Meeting. If a separate election is held for 1 (one) member and his or her respective alternate to the Board of Directors, pursuant to Article 141, §4 of the Brazilian Corporations Law, the Board of Directors shall be composed of 10 (ten) of the members nominated in the slate presented above and by the effective member and respective alternate elected through the separate voting process, as described below. In the Material Facts disclosed on December 15 and 23, 2025, and on February 12 and March 6, 2026, the Company informed its shareholders and the market about a potential transaction involving the entry of a certain Private Equity Fund, under the specialized advisory of IG4 Sol Ltda. (part of the IG4 Group), as a direct and/or indirect shareholder of the Company, assuming the stake currently held by Novonor as a result of the acquisition, by Shine I Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada, of credits existing against companies of the Novonor Group, currently secured by the fiduciary assignment of shares issued by Braskem (“Transaction”). The Company will inform shareholders in due course should it be notified of any changes to the slate presented above, including as a result of the Transaction, as well as of potential effects on votes already cast through distance voting. Procedure for the election of members of the Company’s Board of Directors A. Separate election First, the Company shall carry out, if the requirements below are met, the separate voting for an effective member of the Board of Directors and the respective alternate. Pursuant to the Brazilian Corporations Law, such voting is subject to the request: (i) by shareholders holding common shares representing at least 15% (fifteen percent) of the total voting shares of the Company, pursuant to Article 141, §4, item I, of the Brazilian Corporations Law, which is not possible in the Company’s current scenario, given the number of common shares issued by the Company that are in circulation (therefore disregarding the shares bound by the Company’s Shareholders’ Agreement); or (ii) by shareholders holding preferred shares representing at least 10% (ten percent) of the Company’s total share capital, pursuant to Article 141, §4, item II, of the Brazilian Corporations Law. If the quorums provided for in items (i) and (ii) are not reached, the separate voting for the election of 1 (one) effective member and the respective alternate may be requested by holders of common and preferred shares representing, jointly, at least 10% (ten percent) of the Company’s total share capital, pursuant to Article 141, §5 of the Brazilian Corporations Law. The Shareholders (including beneficial owners of American Depositary Receipts representing preferred shares) may only participate in the separate voting process with the shares (or ADRs) held uninterruptedly for a period of at least 3 (three) months immediately prior to the date of the Shareholders’ Meeting. Such evidence of uninterrupted ownership of the shares (or ADRs), issued by the competent entity, must be sent directly to the Company, via email at braskem-ri@braskem.com, by April 27, 2026 B. Majority election If the separate election is not requested or is requested without compliance with the requirements set forth in Article 141, §§4, 5 and 6 of the Brazilian Corporations Law, the Company shall proceed with the majority election of the members of its Board of Directors, pursuant to Article 129 of the Brazilian Corporations Law. The voting shall be carried out by slate, with votes cast on a pre-established list of candidates, so that, at the end, all the members nominated by Novonor and Petrobras, as indicated above, who hold the majority of the voting shares at this Shareholders’ Meeting, will be elected. If the separate voting has taken place, 1 (one) of the 11 (eleven) vacant positions on the Board of Directors shall be filled by the director elected in the separate election, leaving 10 (ten) vacant positions to be filled by the members nominated to compose the slate, in accordance with the provisions of the Shareholders’ Agreement filed at the Company’s headquarters. The shares held by the shareholders entitled to vote at this Shareholders’ Meeting, including Class “A” and Class “B” preferred shares, that are used in the separate voting process, if applicable, shall be excluded from the calculation of the number of voting shares for purposes of the majority election. C. Multiple Voting As an alternative voting method to the majority election, and which must also occur after the separate election, if applicable, the Brazilian Corporations Law provides for the possibility of adopting the multiple voting method. The adoption of the multiple voting method is subject to the request of such mechanism by shareholders holding shares issued by the Company that represent at least 5% (five percent) of the share capital entitled to vote at this Shareholders’ Meeting (Article 141 of the Brazilian Corporations Law and CVM Resolution No. 70, dated March 22, 2022). 4. To deliberate on the election of the Chair and Vice‑Chair of the Company’s Board of Directors, pursuant to Article 19 of the Company’s Bylaws The Company’s Management submits to the Shareholders, pursuant to Article 19 of the Bylaws, the election of Mr. Héctor Núñez, nominated by the shareholder Novonor, for the position of Chairman of the Board of Directors, and of Mr. Olavo Bentes David, nominated by the shareholder Petrobras, for the position of Vice-Chairman of the Company’s Board of Directors. 5. To deliberate on the election of the members of the Company’s Fiscal Council and their respective alternates The Company’s Management proposes to resolve on the election of up to 5 (five) effective members and their respective alternates to the Company’s Fiscal Council, for a term that shall remain in effect until the date of the Annual Shareholders’ Meeting that resolves on the financial statements for the fiscal year ending on December 31, 2026, pursuant to Articles 43 and 44 of its Bylaws. The Management submits to the Shareholders the election of the following slate, nominated by the shareholders Novonor and Petrobras: EFFECTIVE ALTERNATE EDUARDO DE NARDI ROS FERNANDA BIANCHINI EGERT MAURÍCIO NOGUEIRA VIVIANA CARDOSO DE SÁ E FARIA ANA PATRÍCIA SOARES NOGUEIRA HEIDER JOSUE DE AQUINO NASCIMENTO GILBERTO BRAGA TATIANA MACEDO COSTA REGO The alternate member candidates indicated above are linked to their respective effective members. The information regarding the professional experience of the candidates nominated to compose the slate for the Fiscal Council is available in Annex II, pursuant to Article 11, item I of CVM Resolution 81 (items 7.3 to 7.6 of the Reference Form). If a separate election is held for 1 (one) member and his or her respective alternate to the Fiscal Council by the preferred shareholders, pursuant to Article 161, §4, item (a), of the Brazilian Corporations Law, the Fiscal Council shall be composed of all members nominated in the slate and by the effective member and respective alternate elected through the separate voting process. 6. To fix the annual and global compensation for the administrators and the members of the Fiscal Council of the Company for the fiscal year ending December 31, 2026 The total amount proposed for the 2026 fiscal year regarding the annual and overall compensation of the Managers, pursuant to Article 152 of the Brazilian Corporations Law, is up to R$ 84,307,940.81, including fixed and variable fees, as well as applicable benefits, net of social charges borne by the employer. Additionally, Management proposes that the remuneration of the members of the Fiscal Council be set at the minimum legal amount, which corresponds to 10% of the compensation that, on average, is attributed to each officer, pursuant to Article 162, §3 of the Brazilian Corporations Law, and up to the global amount of R$ 1,200,000.00. Pursuant to Article 13 of CVM Resolution 81, the information regarding the setting of the Managers’ compensation is detailed in this Proposal, in accordance with Annexes III and IV. Shareholders’ Participation: The Meeting will be held exclusively digitally, for which reason the Shareholder's participation can only be: (a) via remote voting ballot (“Ballot”), with detailed instructions regarding the documentation required for remote voting provided in the Ballot, which can be accessed on the Company website (www.braskem-ri.com.br), CVM website (www.cvm.gov.br) and B3 website (www.b3.com.br); and (b) via Digital Platform, in person or through an attorney-in-fact duly appointed pursuant to article 28, paragraphs 2 and 3 of CVM Resolution 81, in which case the Shareholders may: (i) simply take part in the Meeting, whether or not they have sent the Ballot; or (ii) participate and vote at the Meeting, noting that, for the Shareholders who have already sent the Ballot and wish to vote at the Meeting, all voting instructions received by Ballot will be disregarded. Since the Shareholders’ Meeting will be held exclusively in digital format, it is noted that Shareholders who vote or participate in the Meeting, in any of the forms provided herein (Ballot or Digital Platform), including the beneficial owners of American Depositary Receipts (“ADRs”) representing preferred shares who submit voting instructions to the ADR depositary institution, and who wish to request and/or vote in a potential separate election of a member of the Company’s Board of Directors, must send directly to the Company, by April 27, 2026, via the e-mail braskem-ri@braskem.com, evidence of uninterrupted ownership of the shares (or ADRs), pursuant to Article 141, paragraph 6, of the Brazilian Corporations Law. Documents necessary to access the Digital Platform: The Shareholders that wish to take part in the Meeting must send to e-mail address braskem-ri@braskem.com, with a request for receipt confirmation, at least two (2) days in advance of the date scheduled for the Meeting, that is, by April 27, 2026, the following documents: (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares; (ii) if the Shareholder is (a) an individual, the Shareholder’s identity document; or (b) legal entity, instrument of incorporation, bylaws or articles of incorporation, minutes of election of the Board of Directors (if any) and minutes of election of the Executive Office that prove the powers of representation; (iii) if the Shareholder is an investment fund, the fund rules with the information referred to above, pertaining to its administrator or manager, according to the representation rules foreseen in the fund’s regulation; (iv) additionally, in case the Shareholder (individual, legal entity or investment fund) is represented by an attorney-in-fact, (i) the respective power of attorney, granted in compliance with article 126, paragraph 1, of the Brazilian Corporations Law; and (b) identity document of the attorney-in-fact; and (v) with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the entity with authority. Pursuant to Article 6, § 3 of CVM Resolution 81, access to the Digital Platform will not be permitted to Shareholders who do not submit the required participation documents within the deadline established herein. The Company explains that it shall waive the sending of the physical counterparts of the Shareholders’ representation documents to the Company’s offices, as well as the authenticity certification of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above. The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification). Below we describe detailed information about the deadlines and procedures for participating in the Meeting: (a) via remote voting ballot: The Company will adopt the remote voting in accordance with CVM Resolution 81, allowing its Shareholders to submit their votes: (i) through their respective custody agents or through the central depository; (ii) through the Company’s shares registrar (Itaú Corretora de Valores S.A.), located at Avenida Brigadeiro Faria Lima, No. 3,500, 3rd floor, São Paulo, ZIP Code 04538-132, with shareholder support available at the phone numbers 3003-9285 (for capitals and metropolitan regions) or 0800 720 9285 (other locations through the website https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/atendimento/perguntas-frequentes or email PreAtendimentoEscritural@itau-unibanco.com.br); or (iii) directly to the Company: (iii.1) by physical delivery, by sending to the office located at Rua Lemos Monteiro, No. 120, 24th floor, City of São Paulo, State of São Paulo, ZIP Code 05501-050; or (iii.2) by electronic means, to the email braskem-ri@braskem.com, with a receipt confirmation request, as per the instructions contained in the Ballot itself. (b) via Digital Platform: the Shareholders that wish to take part in the Meeting must send the request to the Company through e-mail braskem-ri@braskem.com, with a request for receipt confirmation, at least two (2) days in advance of the date set for the Meeting to be held, that is, by April 27, 2026, which must also be properly accompanied by all of the Shareholder’s documents for participation in the Meeting (as detailed above, in the Call Notice and in the Manual to Participate in the Meeting), noting that access to the Digital Platform shall be forbidden for shareholders that do not submit the necessary participation documents within the deadline set herein, pursuant to article 6, paragraph 3, of CVM Resolution 81. The Company shall send individual access invitations to the Digital Platform, as well as the corresponding instructions for accessing the Digital Platform, to the Shareholders who have submitted their request within the deadline and under the conditions described above, as already explained in the Manual for Participation in the Shareholders’ Meeting. The Shareholder who participates through the Digital Platform or whose remote voting ballot has been deemed valid by the Company shall be considered present at the Meeting, entitled to exercise their respective voting rights, and a signatory of the respective Minutes of the Meeting, pursuant to article 47, paragraph 1 of CVM Resolution 81. If the Shareholder that has properly requested to participate does not receive from the Company the email with instructions for access and participation in the Meeting at least 24 hours prior to its scheduled time (i.e., by 03:00 p.m. on April 28, 2026), they must contact the Company by phone at +55 (11) 3576-9531 — in any event, before 01:00 p.m. on April 29, 2026, so that the respective access instructions may be resent (or provided over the phone). The Company shall provide technical support in case the Shareholders have any problems participating in the Meeting. However, the Company takes no responsibility for any operational or connection issues the Shareholder may face, nor for any other possible matters not related to the Company, which may hinder or prevent the Shareholder from participating in and voting at the Meeting. The Company also recommends that the Shareholders become familiar with the use thereof beforehand, as well as that they ensure the compatibility of their electronic devices with the use of the platform (by video and audio). Additionally, the Company asks the Shareholders to, on the day of the Meeting, access the Webex Digital Platform at least 15 (fifteen) minutes before the time scheduled for the Meeting to start, to enable access validation and participation of all Shareholders using it. Finally, all the exhibits are detailed in this Proposal in accordance with the laws and regulations. The Management * * * ANEXO PÁGINA ANNEX I – Comments from the Company’s management, pursuant to Section 2 of the Reference Form 11 ANNEX II – Nomination of candidates indicated by Novonor and Petrobras to serve as effective and alternate members of the Company’s Board of Directors and Fiscal Council, pursuant to Article 11, item I of CVM Resolution 81 62 ANNEX III – Proposal for the compensation of the managers and members of the Fiscal Council, pursuant to Article 13, item I of CVM Resolution 81 145 ANNEX IV – Proposal for the compensation of the managers, based on the information in item 8 of the Reference Form, pursuant to Article 13, item II of CVM Resolution 81 148 BRASKEM S.A. National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70 State Registration (NIRE) 29300006939 A Publicly-Held Company ANNEX I MANAGEMENT PROPOSAL FOR THE ANNUAL GENERAL MEETING OF BRASKEM S.A. TO BE HELD ON APRIL 29, 2026 Comments by the Company's managers on the Company's financial situation, pursuant to Section 2 of its Reference Form 2 – Directors' comments Introduction The financial information contained in this item 2 refers to and should be read in conjunction with the Consolidated and Individual Financial Statements of Braskem S.A. for the fiscal year ended December 31, 2025 and their respective explanatory notes, which were prepared in accordance with the accounting practices adopted in Brazil. The accounting practices adopted in Brazil comprise those included in Brazilian corporate law and the pronouncements, guidelines and technical interpretations issued by the Accounting Pronouncements Committee ("CPC") and approved by the Federal Accounting Council ("CFC") and the Brazilian Securities and Exchange Commission ("CVM"). The consolidated financial statements (“Financial Statements”)for the fiscal year ended December 31, 2025 have been prepared and are presented in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), currently referred to by the IFRS Foundation as "IFRS accounting standards". The comments of the Company's directors constitute an opinion on the impacts or effects of the data presented in the Financial Statements and are intended to provide investors with information that will help them compare the Financial Statements for the fiscal year ended December 31, 2025, as well as understand the changes in the main lines of the Financial Statements between the periods analyzed and the main factors that explain these variations. The Company's management cannot guarantee that the financial situation and results obtained in the past are an indication or that they will be reproduced in the future. For the purposes of this Exhibit I, all references to the Company include Braskem S.A. and its subsidiaries, according to the criteria used to consolidate the Company's Financial Statements, unless expressly stated otherwise. The information contained in this item should be read and analyzed in conjunction with the information contained in the complete Financial Statements and their respective explanatory notes, available on the Company's website (www.braskem-ri.com.br) and on the CVM website (www.cvm.com.br). The terms "HA" and "VA" in the columns of certain tables in item 2 generally mean "Horizontal Analysis" and "Vertical Analysis", respectively. 2.1 – Comments by the directors financial and equity conditions 2.1.a – General financial and asset conditions On December 31, 2025, the Company recorded a loss for the year attributable to shareholders1 of R$9,880 million, representing a reduction compared to 2024 mainly due to (i) the reduction of R$4,441 million in gross income in the period, from R$5,997 million in 2024 to R$1,556 million in 2025; and (ii) the write-off of deferred tax assets with a net impact on the result of R$7,593 million, resulting from factors that indicate potential unavailability of future taxable profits, mainly as a result of current uncertainties in the sector, according to CPC 32. Such effects were partially offset by the increase of R$14,995 million in net income from hedges and exchange rate variations, which reached R$3,474 million in 2025, compared to the negative result of R$11,520 million in 2024. Regarding the Company's equity conditions, as of December 31, 2025, the total shareholders' equity attributable to the Company's shareholders¹ was negative R$16,147 million. In the fiscal year ended December 31, 2025, the Company, excluding Braskem Idesa and its subsidiaries, presented a corporate financial leverage of 14.38x in Brazilian reais and 14.74x in US dollars, the calculation of which is shown in item 2.5 of this form. The Company's liquidity indicators, in the fiscal years ended December 31, 2025, and 2024, are presented in the following table: Liquidity Indicator 2025 2024 Current Liquidity (1) 0.76x 1.31x General Liquidity (2) 0.83x 0.96x Note 1: Current Liquidity = Current Assets / Current Liabilities Note 2: General Liquidity = (Current Assets + Non-Current Assets) / (Current Liabilities + Non-Current Liabilities) 2.1.b – Capital structure The Company's capital structure for the fiscal years ended December 31, 2025 and 2024 is presented in the following table: Capital structure in R$ million 2025 2024 Third-party capital 98,381 105,853 Equity (16,502) (4,278) Total capital (third party + own) 81,879 101,575 The Company uses the capital market as its main source of third-party capital resources, also obtaining funds from commercial banks, development banks and international credit agencies. With respect to Braskem Idesa's capital structure, on August 28, 2025, the Company communicated to the market in general that the Company and Idesa, in response, especially, to market conditions, were discussing a wide range of options to address the challenges of Braskem Idesa's capital structure. On September 8, 2025, the Company informed 1 It does not consider the participation of non-controlling shareholders in subsidiaries. the market in general that Braskem Idesa, in order to review its current capital structure and liquidity conditions, has engaged experienced legal and financial advisors to support Braskem Idesa in evaluating a wide range of economic and financial options. On November 19, 2025, the Company informed the general market that Braskem Idesa announced the non-payment of interest scheduled for November 18 on its senior secured notes due in 2029, with an outstanding principal amount of US$900 million. As a result, Braskem Idesa fully reclassified the principal amounts of its debts from non-current to current liabilities, totaling R$12,083 million (US$2,196 million), of which R$4,954 million (US$900 million) related to the 2029 bond, R$6,606 million (US$1,201 million) related to the 2032 bond and R$523 million (US$95 million) related to the Term Loan. Due to the non-compliance with contractual clauses of the financing that supported the hedge relationships, Braskem Idesa proceeded with the discontinuation of hedge accounting. On January 12, 2026, the Company informed the market in general that Braskem Idesa shared certain non-public information with holders and managers of its Senior Secured Notes due in 2029 and 2032, in the context of discussions on a reorganization of its capital structure, clarifying that there was an exchange of proposals between the parties, without any agreement reached at that time, and that the information disclosed does not constitute guidance practice. On February 20, 2026, the Company informed the general market that Braskem Idesa announced the non-payment of interest scheduled for February 20, 2026 on its senior secured notes due 2032. Finally, in light of the context presented, Braskem Idesa remains engaged in negotiations with the AHG, with a view to reorganizing its capital structure through judicial measures (e.g., Chapter 11 under U.S. Law), which may have potential impacts on the shareholding control of Braskem Idesa. As mentioned in Note 1 (The Company's economic and financial condition and the maintenance of the going concern assumption) to the Consolidated and Individual Financial Statements for the year ended December 31, 2025, in September 2025 In September 2025, the Company has engaged financial and legal advisors (Lazard Inc., Cleary Gottlieb Steen & Hamilton LLP, and E. Munhoz Advogados) to assist in preparing a diagnosis of the economic-financial alternatives to reorganize its capital structure. Among the initiatives currently under development, the reorganization of the capital structure stands out, which depends on variables outside the Company’s exclusive control. The evaluation process of this alternative began in September 2025, when the Company informed the market of the engagement of specialized financial and legal advisors to support a comprehensive assessment of the available economic and financial options, with a focus on strengthening the liquidity of the capital structure. 2.1.c – Payment capacity in relation to the financial commitments undertaken In the year ended 2025, the Company sought to sustain its level of liquidity, using, among others measures, on the drawdown of the international revolving credit line, thus ensuring coverage of its operational and financial obligations. In the fiscal year ended December 31, 2025, the Company raised funds from third parties in the total amount of R$5,453 million, without considering the fundraising from third parties made by the subsidiary Braskem Idesa and its subsidiaries. Of this amount, R$5,350 million (US$1,000 million) represents the drawdown of the international revolving credit facility (RCF), with payment scheduled for December 2026. Braskem Idesa and its subsidiaries raised funds from third parties in the amount of R$972 million in the fiscal year ended December 31, 2025. The Company's ability to pay may be affected by several risk factors including, but not limited to, the imbalance between global supply and demand for chemical products, reducing chemical and petrochemical spreads in the international market, impacting the profitability and credit conditions of the industry and the Company, lower feedstock competitiveness and increased imports of resins in the regions where the Company operates, unfavorable outcomes of ongoing lawsuits, limitations on insurance coverage in case of damages, among other important factors. The Company's main cash needs include: (i) financing and maintenance of working capital; (ii) payment of debt service; (iii) investments in operations, including reliability and modernization of its main productive assets; (iv) payment of taxes; and (v) strategic investments. To meet such cash needs, the Company has relied on cash generated by operating activities and third-party capital, including working capital management. At the end of the fiscal year ended December 31, 2025, and due to the credit deterioration of the global chemical and petrochemical industry, the Company presented the following reductions in risk assessments on a global scale by the rating agencies Standard & Poor's and Fitch Ratings: Rating Agencies On 31 December 2025 2024 Global scale rating Fitch Ratings CC BB+ (Negative Outlook) Standard & Poor’s CCC- (Negative Outlook) BB+ (Negative Outlook) National Scale Rating Fitch Ratings CC (bra) AAA (bra) (Outlook stable) Standard & Poor’s brCCC- (Negative Outlook) brAAA (Negative Outlook) 2.1.d – Sources of financing for working capital and investments in non-current assets used As stated in the previous item, the Company used funds originated in its operations and funds raised from third parties, mainly for financing and maintaining working capital and investments in non-current assets. Regarding working capital, the Company actively manages its receivables, payment and inventory levels. As part of this management, the Company carries out financial operations to anticipate its accounts receivable from customers with financial institutions and funds intended for the acquisition of receivables. On December 31, 2025, the amounts of assigned accounts receivable securities maturing after December 31, 2025, corresponded to R$3,211 million on a consolidated basis, while in 2024 it was R$4,981 million. The amounts of interest expenses related to the assignments of the securities mentioned above correspond to R$90 million in 2025, while in 2024 it was R$73 million, recorded under the heading "financial expenses". The Company provides letters of credit, issued by financial institutions, to certain suppliers and has payment agreements with financial institutions. At the end of the 2025 fiscal year, the Company had in letters of credit related to purchases of feedstock maturing within 360 days the amount of R$7,758 million, while at the end of the 2024 fiscal year the balance was R$9,170 million. The Company has payment agreements with financial institutions and forfaiting contracts that allow certain suppliers to opt for the assignment of their receivables from the Company, upon acceptance by the financial institutions for acquiring (or not) such receivables, without interference from the Company. The balances classified as forfaiting represent amounts already anticipated to the Company's suppliers, which, in 2025, suffered a reduction in the available limits of payment agreements with financial institutions. The maturity of the receivables that are part of the forfaiting program is equivalent to the maturity of the accounts payables of Braskem's other suppliers in Brazil, and the maturity range of such bonds is between 30 and 180 days. In addition, on October 3, 2025, the Company drawdown its international revolving credit line, contracted abroad, in the amount of R$5,350 million (US$1,000 million), as disclosed in the Material Fact, maturing in December 2026. Also in 2025, considering the REIQ Investimentos, which consists of the presumed credit of 1.5% of PIS/COFINS linked to investments in the Brazilian chemical industry, the Company recorded R$858 million (US$157 million) in net tax credits. This amount is mainly related to investments for the implementation of the Transforma Rio project, in technology for efficiency in the resin chain, in the adaptation of the process for the industrial production of new copolymer grades, and in other projects already approved under REIQ Investimentos, calculated in accordance with current legislation. 2.1.e – Sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls The Company seeks to address any liquidity deficiencies through the combination of: (i) funds originating from its operations; (ii) funds raised through financing, including new funding and refinancing of existing debts; and (iii) resources arising from the reduction of the operating cycle and consequent reduction in the need for working capital financing. Due to the prolonged global downturn in the petrochemical sector and the economic and financial adversities faced by Braskem S.A., shareholders and the market in general were informed on September 26, 2025, of the engagement of financial and legal advisors to assist the Company in the preparation of a diagnosis of economic and financial alternatives to optimize its capital structure, compatible with the operational and financial challenges of Braskem S.A. 2.1.f – Levels of indebtedness and the characteristics of such debts The Company's debt profile can be summarized in the following table: Consolidated Indebtedness In R$ million December 31, 2025 Short-Term Debts 8,268 Long-Term Debts 43,553 Total 51,821 By currency Debts in Brazilian reais 6% Debts subject to the exchange rate variation of the dollar 94% Debts subject to exchange rate variations of other currencies 0% By type of warranty Unsecured Debts 98% Debts covered by collateral 2% Debts covered by other types of collateral 0% The amortization schedule for Braskem's consolidated debt is summarized in the table below: Consolidated Indebtedness in R$ million 2026 2027 2028 2029 2030 2031 2032 2033 2034 onwards TOTAL National Currency 610 378 746 1,960 216 172 113 0 0 4,195 Foreign Currency (1) 8,297 1,392 8,585 5,612 8,285 4,680 6,517 5,469 13,095 47,626 Total 8,907 1,770 9,331 7,572 8,501 4,852 6,630 5,469 13,095 51,821 Note 2: The table reflects the original schedule for the payment of Braskem Idesa's financing. In November 2025, Braskem Idesa did not make the interest payments scheduled for the month and as a result of this fact, Braskem Idesa reclassified the bond balance to current liabilities. 2.1.f (i) – Relevant loan and financing agreements The following are presented: (i) the main conditions, guarantees and restrictive clauses linked to the loan and financing agreements classified as relevant; (ii) other long-term relationships with financial institutions; (iii) degree of subordination between debts; and (iv) any restrictions imposed on the issuer. BRASKEM FINANCING Foreign Currency Average interest rates (% p.a.) Expiration Principal debt balance and interest on 12/31/2025 US$ million R$ million Bonds Described in item (a) below Described in item (a) below 7,094 39,036 Debts indexed to SOFR 1,93 Jan/2026 to Feb/2031 1,633 8,986 At the end of the fiscal year ended December 31, 2025, the debts indexed to the Security Overnight Financing Rate ("SOFR") were arranged as follows: (a) R$1,644 million contracted by Braskem Holanda Finance and Braskem Holanda with insurance from SACE and NEXI, Italian and Japanese export credit agencies, respectively, with a guarantee from Braskem S.A.; (b) R$ 399 million contracted by Braskem America with insurance from Euler Hermes, a German export credit agency, without guarantee from Braskem S.A.; and (c) R$32 million related to the sale & leaseback transaction involving industrial equipment owned by Braskem S.A. (ownership remains with the respective lessor). The Company maintains export prepayment operations classified as "Sustainability Linked Loans - SLL" in the amount of R$ 550 million (US$100 million), whose principal is indexed to the SOFR rate plus a contractual spread of approximately 1.8% p.a. The contractual spread is subject to an adjustment of 0.05 p.p., and may be increased if the Company does not reach the targets linked to the volume of green polyethylene sold ("PE I'm greenTM bio-based"), or reduced by the same magnitude if such targets are met, due in June 2027. National Currency Average interest rates (% p.a.) Expiration Principal debit balance and interest on 12/31/2025 In millions of US$ In R$ million Debentures Described in item (b) below Described in item (b) below 568 3,123 Debts indexed to the IPCA 6,04 Jan/2026 to Jan/2031 44 243 Debts indexed to the CDI 3,41 Mar/2026 a Jul/2027 151 833 Other 6,5 Jan/2026 to - 2 May/2026 (a) Bonds Issuance date Currency Operation Amount Issued (Currency of Operation in millions) Expiration Interest Principal Debit Balance and Interest on 12/31/2025 Coupon (% p.a.) Payment US$ million R$ million Jul/11 and Jul/12 US$ 750 Jul/41 7.13% Semi-annual 584 3,211 Out/17 US$ 1,250 Jan/28 4.50% Semi-annual 1,198 6,590 Nov/19 US$ 1,500 Jan/30 4.50% Semi-annual 1,521 8,369 Nov/19 US$ 750 Jan/50 5.88% Semi-annual 768 4,228 Jul/20 (1) US$ 600 Jan/81 8.50% Semi-annual 248 1,364 Feb/23 US$ 1,000 Feb/33 7.25% Semi-annual 1,028 5,655 Set/23 US$ 850 Jan/31 8.50% Semi-annual 884 4,863 Out/24 US$ 850 Out/34 8.00% Semi-annual 864 4,756 Total 7,095 39,036 (b) Debentures Date of Issue Series Expiration Interest Principal Debit Balance and Interest on 12/31/2025 Index Coupon (% a.a.) US$ million R$ million Jan/22 1st (1) Dec/28 IPCA index 5.54% 114 706 Jan/22 2nd (1) Dec/31 IPCA index 5.57% 27 169 May/22 1st (2) May/29 CDI 1.75% 125 772 May/22 2nd (2) May/32 CDI 2.00% 40 249 Nov/22 1st (2) Nov/29 CDI 1.70% 182 1,129 Nov/22 2nd (2) Nov/32 CD 1.95% 16 98 Total 504 3,123 Note 1: Unsecured debentures issued by Braskem, used as backing for the issuance of Agribusiness Receivables Certificates ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. Note 2: Unsecured debentures. BRASKEM IDESA FINANCING (a) Bonds Date of Issue Currency Operation Amount Issued (Currency of Operation in millions) Maturity Interest Principal amortization Principal Debit Balance and Interest on 12/31/2025 Coupon (% a.a.) Payment US$ million R$ million Nov/19 (¹) US$ 900 Out/29 7.45% Semi-annual Final 942 5,185 Out/21 (²) US$ 1,200 Feb/32 6.99% Semi-annual Final 1,231 6,773 Total 2,173 11,958 Note 1: Braskem Idesa granted fixed assets as collateral in the same amount as the funding of the Bonds. Note 2: Sustainability-linked bond operation. The bonds have a ten-year term and a rate of 6.99% p.a., which can be increased by up to 0.37% p.a. in case of non-compliance with the sustainability goal, which consists of reducing absolute greenhouse gas (GHG) emissions by 15% from a 2017 baseline to the end of 2028. Braskem Idesa granted fixed assets as collateral in the same amount as the Bonds. (b) Other Date of Issue Currency Operation Amount Issued (Currency of Operation in millions) Maturity Interest Principal Debit Balance and Interest on 12/31/2025 Index Coupon (% a.a.) Payment US$ million R$ million Apr/25 (¹) US$ 95 Apr/29 Term SOFR 8.25% Quarterly 97 534 Dec/26 (²) US$ 85 Dec/26 Term SOFR 4.50% Quarterly 34 188 Nov/23 (3) US$ 384 out/28 Term SOFR 3.25% Quarterly 310 1,959 Total 412 2,681 Note 1: In April 2025, Braskem Idesa entered into a new contract, in the amount of R$545 million (US$95 million), maturing in April 2029 and paying quarterly interest. The proceeds from this new financing were used for the early settlement of the financing with an original maturity of October 2026. Note 2: In October 2025, Braskem Idesa increased the amount of Term Loan that had been contracted in May 2025, from R$ 523 million (US$95 million) to R$990 million (US$180 million). Disbursements resulting from the expansion of this credit line are due in December 2026. In October 2025, Braskem Idesa made withdrawals totaling R$188 million (US$34 million) from a credit line contracted with Banco Inbursa, whose total available limit is R$468 million (US$85 million). This credit line matures in December 2026. Note 3: Financing taken by Terminal Química for the construction of the ethane import terminal in Mexico, in which Braskem provided a capital support commitment that, at the end of December 2025, covers 50% of the balance of Terminal Química's financing, with the other 50% provided by the other shareholder. 2.1.f (ii) – Long-term relationships with financial institutions In addition to the relations derived from the financing agreements, whose relevant items were described in item 2.1.f (i) above, the Company has the following long-term relations with financial institutions arising from transactions with derivatives, as presented in note 18.7 of its Financial Statements as of December 31, 2025: Instrument Market risk Exhibition Protection Notional Balance in 2024 Fair value change Financial settlement Balance in 2025 Operations Not Designated for Hedge Accounting Futures contracts Commodity price Gasoline Naphtha (14) (9) (17) 27 1 Swap - Chemical Terminal Interest Rate Variable SOFR SOFR fixed (44) 4 3 2 9 Energy futures contracts Energy price Energy - (136) 19 (36) - (17) 14 (50) 29 (7) Operations designated for hedge accounting Swap - Chemical Terminal Interest Rate Variable SOFR SOFR fixed (10) 20 24 - 44 Call and Put Options Foreign exchange R$ US$ 2.526 132 (150) (1) (19) Swap CRA US$ and fixed rate R$ US$ and fixed rates 742 (49) (26) 19 (56) Swap CDI dollar US$ and fixed rate R$ US$ and fixed rates - 24 (10) (14) - 127 (162) 4 (31) 2.1.f (iii) – Degree of subordination among the Company's debts In any universal contest of creditors, the subordination between the obligations recorded in the liabilities will take place in accordance with the provisions of Law No. 11,101/2005, updated by Law No. 14,112/2020, observing the following order: (i) social and labor obligations; (ii) secured credits; (iii) taxes to be collected; (iv) unsecured credits; (v) subordinated credits; and (vi) interest accrued after the bankruptcy is declared. The balances presented below refer to the items of Financing and debentures (current and non-current) presented in the Financial Statements for the fiscal year ended December 31, 2025. Braskem's Corporate Indebtedness (does not include Braskem Idesa and its subsidiaries) December 31, 2025 In R$ million Degree of Subordination Guarantee Type Less than one year One to three years Three to five years More than five years Total Senior No Real Guarantee 7,876 8,806 10,437 22,168 49,255 Senior Collateralized (1) (Debt Service Reserve Account) 345 478 302 59 1,184 Subordinate No Real Guarantee 47 - - 1,303 1,350 Total 8,268 9,284 10,739 23,530 51,821 Note 1: At the end of December 31, 2025, the total balance of this debt service reserve account was R$286 million. The balances presented below refer to Braskem Idesa's Financing items (current and non-current) presented in the Financial Statements for the fiscal year ended December 31, 2025. Indebtedness of Braskem Idesa and its subsidiaries December 31, 2025 In R$ million Degree of Subordination Guarantee Type Less than one year (2) One to three years (2) Three to five years (2) Greater than five years (2) Total Senior With Real Guarantee (1) 639 1,803 5,348 6,517 14,308 Total 639 1,803 5,348 6,517 14,308 Note 1: Braskem Idesa granted fixed assets as collateral in the same amount as the bonds. Note 2: The table reflects the original schedule for the payment of Braskem Idesa's financing. In November 2025, Braskem Idesa did not make the interest payments scheduled for the month and as a result of this fact, Braskem Idesa reclassified the bond balance to current liabilities. With the exception of certain reserve accounts linked to the fulfillment of contractual obligations, Braskem's financing and debentures comprise unsecured obligations. From a contractual point of view, with the exception of the Bond issued in July 2020, there is no subordination between the debts, so that the payment of each of them must observe the maturity date established in each contractual instrument, regardless of the payment of the other debts. 2.1.f (iv) – Restrictions imposed on the Company, in particular, in relation to indebtedness limits and contracting of new debts, distribution of dividends, sale of assets, issuance of new securities and sale of corporate control The debts in which the Company, excluding Braskem Idesa and its subsidiaries, appear as issuer or guarantor do not have restrictions in relation to limits for certain indicators related to the capacity to borrow and pay interest. However, some of these financing agreements contain other obligations that restrict, among others, the ability of the Company and most of its subsidiaries to grant guarantees, merge, transfer or otherwise lien of all or substantially all of their assets. The debts in which Braskem Idesa and its subsidiaries appear as issuer or guarantor have restrictions on contracting indebtedness, payment of dividends, sale of assets and encumbrance of assets, according to the respective financing and bond agreements. The restrictions described above did not lead to the acceleration of any of the financing agreements entered into by the Company at the end of the fiscal year ended December 31, 2025. In November 2025, Braskem Idesa defaulted on interest due on the bond due in 2029. In December 2025, the balance of this interest, recorded in current liabilities, totaled R$230 million (US$42 million). As a result of this non-payment, the total interest and principal balance of the bond may be accelerated if the bondholders, subject to the applicable contractual quorums, vote to do so. As the decision to accelerate the debt is not under the control of Braskem Idesa, which does not have the ability to postpone such payments for at least 12 months after the balance sheet date, the balances of this obligation were classified in current liabilities, as well as other debts that provide for cross default clauses in its contracts. Thus, Braskem Idesa fully reclassified the principal amounts of its debts from non-current to current liabilities, totaling R$12,083 million (US$2,196 million), of which R$4,954 million (US$900 million) related to the 2029 bond, R$6,606 million (US$1,201 million) related to the 2032 bond and R$523 million (US$95 million) related to the Term Loan. Due to the non-compliance with contractual clauses of the financing that supported the hedge relationships, Braskem Idesa discontinued hedge accounting. 2.1.g – Limits of contracted financing and percentages already used On December 31, 2025, the credit limit contracted by the Company, excluding the limits contracted by Braskem Idesa and its subsidiaries, was used through the R$5.350 million (US$1,000 million) stand-by credit facility, due in December 2026, which was drawdown on October 3, 2025. In October 2025, Braskem Idesa increased the amount of the Term Loan that had been contracted in May 2025, from R$523 million (US$95 million) to R$990 million (US$180 million). The disbursements resulting from the expansion of the aforementioned credit line are due on December 31, 2026. Throughout the last quarter of 2025, Braskem Idesa made withdrawals from the Term Loan that totaled R$188 million (US$34 million). On December 31, 2025, Braskem Idesa used about 72% of the total credit limit contracted through the Term Loan, considering the initial agreement and subsequent increase. 2.1.h – Material changes in each item of the financial statements Income Statement (R$ million) Dec/25 (A) AV (%) Dec/24 (B) AV (%) AH (A)/(B) AH (A)-(B) Net sales and service revenue 70,717 100% 77,411 100% (9%) (6,694) Cost of goods sold (69,161) (98%) (71,414) (92%) (3%) 2,253 Gross Profit 1,556 2% 5,997 8% (74%) (4,441) Selling and Distribution Expenses (2,067) (3%) (1,991) (3%) 4% (76) (Reduction) reversion to recoverable amount of accounts receivable and other accounts receivable from customers (125) (0%) 108 0% (216%) (233) General and administrative (2,615) (4%) (2,639) (3%) (1%) 24 Research and development (460) (1%) (463) (1%) (1%) 3 Income from equity interests 9 0% (21) (0%) (143%) 30 Other net income (expenses) 1,895 3% (2,070) (3%) (192%) 3,965 Earnings before net financial expenses and taxes (1,807) (3%) (1,079) (1%) 68% (728) Net financial result (1,038) (1%) (16,654) (22%) (94%) 15,616 Financial expenses (6,802) (10%) (6,853) (9%) (1%) 51 Financial revenues 2,290 3% 1,719 2% 33% 571 Income from derivatives and exchange rate variations, net 3,474 5% (11,520) (15%) (130%) 14,994 Profit (loss) before income tax and social contribution (2,845) (4%) (17,733) (23%) (84%) 14,888 Income tax and social contribution - current and deferred (8,116) (11%) 5,681 7% (243%) (13,797) Net income (loss) for the period (10,961) (15%) (12,052) (16%) (19%) 1,091 Attributable to: Shareholders of Companhia (9,880) (14%) (11,320) (15%) (13%) 1,440 Participation of non-controlling shareholders in subsidiaries (1,081) (2%) (732) (1%) 48% (349) The main variations in the operating results of the last fiscal year can be explained as follows: NET SALES AND SERVICE REVENUE Net revenue from sales and services was lower by R$6,694 million, or 9%, to R$70,717 million in 2025, from R$77,411 million in 2024, mainly explained by the reduction of (i) R$3,070 million in net revenue from the Brazil segment, due to the reduction in the average international reference price of resins and main chemicals, with a negative impact of R$973 million; and the reduction in the volume of sales of resins and main chemicals in the Brazilian market and exports, with a negative impact of R$2,235 million; (ii) R$3,044 million in net revenue from the United States and Europe segment; and (iii) R$1,045 million in net revenue from the Mexico segment, due to the reduction in the average international reference price of PE, with a negative impact of R$423 million; and the reduction in the volume of sales of PE in the year, with a negative impact of R$622 million. Such effects were partially offset by the positive impact on the Brazil segment of the presumed PIS/COFINS credits under the REIQ Investments in the net amount of R$583 million (US$106 million). COST OF GOODS SOLD AND GROSS PROFIT In the period, the cost of goods sold decreased by R$2,253 million, or 3%, to R$69,161 million in 2025, from R$71,414 million in 2024, mainly explained by (i) a reduction of R$1,949 million in the cost of goods sold in the Brazil segment; and (ii) a reduction of R$1,747 million in the cost of goods sold in the United States and Europe segment. These effects were partially offset by an increase of R$1,699 million in the cost of goods sold in Mexico, mainly by the recording of impairment loss of approximately R$1,468 million, after the identification that Braskem Idesa's recoverable amounts of assets were lower than the respective book values. During 2025, COGS was positively impacted by PIS/COFINS credits on the purchase of feedstock (REIQ) by approximately R$273 million (US$46 million) and by Reintegra credits by R$8.4 million (US$1.5 million). Gross profit decreased by R$4,441 million, to R$1,556 million in 2025 from R$5,997 million in 2024. Gross margin (gross profit as a percentage of net revenue) reduced to 2.2% in 2025 from 7.7% in 2024. SELLING AND DISTRIBUTION EXPENSES Sales and distribution expenses increased by R$76 million, or 4%, to R$2,067 million in 2025 from R$1,991 million in 2024, mainly due to (i) the increase in logistics expenses and expenses with storage and tanking services, due to the scheduled shutdown of Braskem Idesa's petrochemical plant; and (ii) the depreciation of the average real against the average dollar of 4% in the period. REVERSAL OF (LOSS FOR) IMPAIRMENT OF TRADE ACCOUNTS RECEIVABLE AND OTHERS FROM CLIENTS Losses with reduction in the recoverable amount of accounts receivable and other customer receivables totaled R$125 million in 2025, from a reversal of R$108 million in 2024, mainly explained by the increase in provisions for losses in accounts receivable during 2025. GENERAL AND ADMINISTRATIVE EXPENSES General and administrative expenses decreased by R$24 million, or 1%, to R$2,615 million in 2025 from R$2,639 million in 2024, mainly from the lower administrative expenses associated with Cetrel S.A., which was sold in September 2024. These effects were partially offset by the depreciation of the average real against the average dollar of 4% in the period. The indicator of general and administrative expenses as a percentage of net revenue was 3.7% in 2025, compared to 3.4% in the corresponding period of 2024. RESEARCH AND DEVELOPMENT EXPENSES Research and development expenses decreased by R$3 million, or 1%, compared to 2024, totaling R$460 million in 2025, from R$463 million in 2024, mainly due to the decision to discontinue new investments in Oxygea. This decision is in line with the Company's strategic direction of prioritizing its assets and investments, both operational and strategic, in the search for optimizing capital allocation and cash generation. RESULT OF EQUITY INTERESTS Equity results increased by R$30 million, to a revenue of R$9 million in 2025, from an expense of R$21 million in 2024, due to the higher net income recorded by the investees Borealis Brasil S.A. and Plaind Investimentos S.A. (Holding company created and maintained to manage the control of Cetrel and DAC). This effect was partially offset by the higher loss of Bioglycols LLC. OTHER RECIPES Other revenues increased by R$2,236 million, to R$3,213 million in 2025, from R$978 million in 2024, mainly explained by (i) the recognition of a tax credit of approximately R$1,670 million related to the deduction of Cide-Combustíveis paid from PIS/COFINS due on the sale of gasoline since 2004; (ii) the recognition of PIS and COFINS credits related to the REIQ in the purchase of inputs in the amount of R$465 million, calculated in accordance with current legislation, which are subject to offsetting with federal taxes, subject to the legal terms and conditions; (iii) for the recognition of remaining PIS and COFINS credits from previous years related to the exclusion of ICMS from the calculation basis of these contributions in the amount of R$293 million; and (iv) the reversal of the withholding tax provision of Braskem Netherlands B.V related to the concepts of international tax reform (Pillar Two) in the amount of R$161 million. OTHER EXPENSES The reduction in other expenses from R$1,730 million, or 57%, to R$1,318 million in 2025, from R$3,048 million in 2024, is mainly explained by (i) expenses related to the shutdown of the chlor-alkali plant in Alagoas of R$253 million; (ii) for the provision related to the geological event in Alagoas of approximately R$324 million; (iii) for the discount related to the sale of credit rights, of approximately R$208 million; and (iv) the annual review of the net environmental provisions of the industrial units located in Brazil of approximately R$131 million. EARNINGS BEFORE NET FINANCIAL EXPENSES AND TAXES Earnings before net financial expenses and taxes decreased by R$728 million, from -R$1,079 million in 2024 to -R$1,807 million in 2025. The result is mainly explained by the lower result of (i) the United States and Europe segments, which decreased R$1,260 million to a loss of R$718 million in 2025, compared to a profit of R$542 million in 2024, due to the reduction of international propylene price references; and (ii) the Mexico segment, which decreased R$2,521 million to a loss of R$2,390 million in 2025, from a profit of R$130 million in 2024, due to the 16% reduction in PE sales volume in the year added to a 12% reduction in the international PE price reference of the United States in the period. These effects were partially offset by the result of the Brazil/South America segment, which increased by R$2,514 million, from R$119 million to R$2,633 million, mainly due to (i) the 7% increase in resin exports; and (ii) the positive impact of the recognition of presumed PIS/COFINS credits within the scope of REIQ Investments. FINANCIAL RESULT Financial Expenses The reduction in Financial Expenses by R$51 million, or 1%, to R$6,802 million in 2025 from R$6,853 million in 2024 is mainly explained by (i) lower interest expenses related to Braskem Idesa's Shareholder Loan, after its capitalization in 2024; and (ii) the appreciation of the Brazilian real at the end of the period against the U.S. dollar, of about 7.4%. The effect was partially offset by the increase in financial expenses related to tax regularization for the settlement and installment of ICMS debts. Financial Revenue Financial income increased by R$571 million, or 33%, to R$2,290 million in 2025, compared to R$1,719 million in 2024, mainly due to: (i) monetary adjustment related to the recovery of PIS/COFINS tax credits, associated with the deduction of CIDE-Fuels on gasoline sales, amounting to approximately R$890 million; and (ii) interest income of approximately R$132 million, related to the recovery of presumed PIS/COFINS credits under the Industrial REIQ program, resulting from the abrupt suspension of the benefit in July 2022, in violation of the Brazilian National Tax Code. Results from derivatives and exchange rate variations, net Net income from derivatives and exchange rate variations increased by R$14,994 million, to revenues of R$3,474 million in 2025 compared to expenses of R$11,520 million in 2024, mainly due to the effects of (i) appreciation of about 11.1% of the final real of the period against the dollar on the annual average of net exposure to the dollar in the amount of US$4,102 million; and (ii) appreciation of around 11.4% of the Mexican peso at the end of the period against the dollar over the average annual exposure to the dollar of Braskem Idesa in the amount of US$1,860 million. INCOME TAX AND SOCIAL CONTRIBUTION – CURRENT AND DEFERRED Income tax and social contribution was negative by R$8,116 million in 2025. The reduction in relation to the positive amount of R$5,681 million in 2024 is mainly explained by (i) the revaluation of the recoverability of the deferred tax assets of the Company and its subsidiaries with a negative effect of R$7,593 million; and (ii) the reduction of R$5,049 million in deferred assets calculated in the year , mainly due to the lower loss before income tax and social contribution impacted by the increase of R$14,994 million in income from derivatives and exchange rate variations. NET INCOME (LOSS) FOR THE YEAR The Company recorded a loss of R$10,961 million in 2025, lower when compared to the loss of R$12,052 million in 2024, mainly due to (i) the reduction of R$4,441 million in gross profit in the period, from R$5,997 million in 2024 to R$1,556 million in 2025; and (ii) the write-off of deferred tax assets with a net impact on the result of R$8,759 million, resulting from factors that indicate potential unavailability of future taxable profits, mainly as a result of current uncertainties in the sector, according to CPC 32. Such effects were partially offset by the increase of R$14,994 million in net income from derivatives and exchange rate variations, which reached R$3,474 million in 2025, compared to the negative result of R$11,520 million in 2024. CASH FLOW Cash Flow Statement (R$ million) CONSOLIDATED Dec/25 (A) Dec/24 (B) AH (%) (A)/(B) AH (Absolute) (A)-(B) Net cash generated (used) by operating activities (4,200) 2,435 N/A (6,635) Utilization of cash in investing activities (2,947) (3,485) (15%) 538 Cash generation in financing 3,175 469 N/A 2,706 Exchange rate variation of the cash of subsidiaries abroad (513) 1,380 (137%) (1,893) Increase in cash and cash equivalents (4,485) 799 N/A (5,284) Cash flows from Operating Activities The variation between the net cash used in operating activities of R$4,200 million in 2025 and the net cash generated by operating activities of R$2,435 million in 2024 is mainly explained: (a) the reduction of R$2,711 million in Financial Investments, from R$3,325 million in 2024 to R$614 million in 2025; (b) the negative variation in working capital in the period, mainly due to (i) the negative variation of R$2,523 million in suppliers, from a positive result of R$384 million in 2024 to a negative result of R$2,343 million in 2025; and (ii) the negative variation of R$240 million in accounts receivable. Such reductions are mainly explained by the reduction in the availability of certain payment agreements with financial institutions and suppliers. These effects were partially offset by the optimization of inventory levels and tax monetization during the year, initiatives included in the Company's Resilience Program; (c) for the variation of R$542 million related to the increase in payments and reclassifications related to the Geological Event of Alagoas, from R$2,052 million in 2024, to R$2,594 million in 2025. Of the amount at the end of 2025, R$1,348 million refer to payments made and R$1,246 million refer to reclassifications to the Other obligations group, which totaled a balance of R$1,416 million referring to accounts payable of the Geological Event in Alagoas. Cash flows used in investing activities The use of cash in investing activities was R$2,947 million in 2025, a reduction of R$538 million compared to the net cash used in investing activities in 2024, of R$3,485 million, mainly due to the lower amount of additions to property, plant and equipment and intangibles, due to the optimization and prioritization of investments during the year. Cash generation in financing In 2025, the use of cash in financing was R$3,175 million, R$2,706 million higher than the amount presented in 2024, mainly due to the following operations: • R$5.350 million (US$1,000 million) related to the withdrawal of the "stand-by" credit facility; • R$550 million (US$95 million) related to Braskem Idesa's "Term Loan" financing agreement with Banco Inbursa; and • R$188 million (US$34 million) in a credit line contracted with Banco Inbursa, which total available limit is R$468 million (US$85 million). During 2025, the Company paid R$606 million (US$100 million) related to the payment of export credit lines, in the amount of R$5,228 million less than that disbursed in 2024, mainly due to (i) the partial redemption of debt securities maturing in 2081; and (ii) the payment of credit lines for exports. 2.2 – Officers’ comments on operating and financial results: 2.2.a – Results of the Company's operations (i) description of any important components of the recipe The information in this item is set forth in 2.2(b) below. (ii) factors that materially affected the results of operations Growth of the Brazil’s GDP and Domestic Demand for the Company's goods The Company's sales volume has an important correlation with the global economic situation and in the countries where it operates. Profit and loss of operations and financial condition have been and will continue to be affected by changes in global GDP and changes in global GDP and changes in GDP in Brazil, the United States, Europe and Mexico According to the IMF, the growth of the global economy should remain stable, amid the progress of global disinflation. World GDP expanded by 3.3% in 2023, 3.3% in 2024, 3.3% in 2025, and is expected to grow by 3.3% in 2026 and 3.2% in 2027. In the fiscal year ended December 31, 2025, sales in the Brazilian market and exports from the Brazil segment represented 71% of the consolidated net revenue of all the Company's segments. The following table shows the growth rates of the Brazilian GDP and other relevant macroeconomic indicators in the periods presented: Fiscal Year Ended December 31, 2025 GDP Growth/Reduction (1) 2.3% Inflation (IGP-M) (2) (1.1%) Inflation (IPCA) (3) 3.8% CDI Rate (4) 14.9% Appreciation (devaluation) of the real vs. dollar (11%) End-of-period exchange rate ($1.00) R$5.5024 Sources: Note 1: Brazilian GDP measured according to the IBGE Automatic Recovery System SIDRA. Note 2: Inflation measured by the General Market Price Index (IGP-M) of the Getúlio Vargas Foundation. Note 3: Inflation measured by the IBGE's Extended National Consumer Price Index (IPCA). Note 4: The CDI rate is the average of the overnight interbank rates in Brazil (on the last date of the respective period). The Company's management believes that the growth rate of the Brazilian GDP, which has been fluctuating, should maintain this behavior in the future. Management also believes that economic growth in Brazil could positively impact net sales and service revenue and operating results in the Brazil segment. Effects of exchange rate fluctuations between the real and the dollar The Company's operating results and financial condition have been and will continue to be affected by the devaluation or appreciation of the Brazilian real against the U.S. dollar, since: (i) a substantial portion of the Company's net revenue is denominated or linked to the U.S. dollar; (ii) the costs of feedstock and certain inputs necessary in the production processes are in dollars or are linked to this currency; (iii) operating expenses and investments of other natures are denominated in dollars or are linked to this currency; and (iv) significant amounts of dollar-denominated liabilities that require payment of principal and interest in that currency. Practically all the Company's sales are of petrochemical products whose prices in the international market are expressed in dollars. In general, management seeks to set prices considering: (i) the price of chemicals and petrochemicals in international markets; and (ii) in Brazil, the variations in the real/dollar exchange rate. Thus, although a significant portion of net sales and service revenues are denominated in Brazilian reais, the Company's products are sold at prices based on the international market, quoted in dollars. Fluctuations in the Brazilian reais affect the cost of naphtha, ethane, propane, propylene and other feedstock. Feedstock contracts with Petrobras are linked to the dollar. The pricing formula includes a factor that adjusts the price in Brazilian reais. The devaluation of the Brazilian real against the U.S. dollar increases the production costs of its products and the Company normally seeks to increase the prices of its products in Brazilian reais (to the extent possible, considering the market conditions prevailing in Brazil), which may result in a reduction in the sales volumes of its products in the Brazilian market. To the extent that price increases are not sufficient to cover increases in the cost of feedstock, the Company's gross margin decreases. In periods of high volatility of the dollar/real exchange rate, there is usually a lag between the moment when the dollar appreciates or depreciates and the moment when the Company sets prices to its customers. These price mismatches diminish when the real/dollar exchange rate is less volatile. The Company may carry out transactions with financial derivatives to mitigate the exchange rate risk associated with the exposure of costs in Brazilian reais. These operations may include call and put options or other derivative operations. For example, the Company may apply a protection strategy called collar, which consists of the purchase of a put option associated with the simultaneous sale of a call option, both with the same expiration. In this case, if the Brazilian real depreciates and the exchange rate on the exercise date of the option exceeds the exercise price of the call option, the Company may suffer significant financial losses. However, since these strategies will be implemented only for non-speculative purposes (in accordance with the Company's financial policy), the potential losses on derivative transactions should be offset by more competitive fixed costs in Brazilian reais. The Company's corporate debt in U.S. dollars represented 91.9% of its indebtedness as of December 31, 2025, excluding debt related to Braskem Idesa and its subsidiaries. Considering the inclusion of Braskem Idesa and its subsidiaries, the Company's consolidated indebtedness in U.S. dollars represented 93.7% of its indebtedness as of December 31, 2025. As a consequence, when the real depreciates against the dollar: (i) interest costs on debt expressed in dollars increase when converted to Brazilian reais, negatively affecting the net income from operations in Brazilian reais; (ii) the amount of debt in dollars increases when expressed in Brazilian reais, increasing total obligations and debt service in Brazilian reais; and (iii) financial expenses tend to increase as a result of the foreign exchange losses that the Company records, mitigated by the Company's decision on May 1, 2013, October 10, 2017, February 1, 2019, May 2, 2019, November 1, 2019, January 2, 2020, March 1, 2021, 1 September 2022, 1 October 2023, 1 November 2024, 30 April 2025 and 1 July 2025, to designate part of the US dollar-denominated liabilities as a hedge for future exports. Export sales and sales in the United States and Europe segment, which allow the Company to have receivables in foreign currencies, tend to provide a hedge against a portion of the Company's U.S. dollar debt service obligations. In addition, because the Company's sales in Brazil consider the price of chemical and petrochemical products in international markets and variations in the real/dollar exchange rate, the Company expands the risk mitigation to liabilities denominated in U.S. dollars. The real/US dollar exchange rate has varied significantly over time. On December 31, 2025, the real/US dollar exchange rate reported by the Central Bank was R$5.5024 to US$1.00. Effects of Brazilian Inflation Brazilian inflation affects the Company's financial performance to the extent that it increases operating expenses expressed in Brazilian reais (and not linked to the dollar). A significant portion of its cost of goods sold, however, is pegged to the dollar, not being substantially affected by the Brazilian inflation rate. Some of the Company's debts in Brazilian reais are indexed to inflation. generally adjusted with reference to the Extended National Consumer Price Index, an inflation index, such that inflation results in increases in the Company's financial expenses and debt service obligations. In addition, a significant portion of the Company's debt denominated in Brazilian reais is charged with interest in the CDI rate, which is partially adjusted for inflation. Effect of Foreign Sales on the Company’s Financial Performance The Company has production capacities installed outside Brazil, located in the United States, Germany and Mexico. In the fiscal year ended December 31, 2025, 40% of net revenue came from exports from Brazil and sales made through the United States and Europe and Mexico segments, compared to 42.3% in 2024 and 43.2% in 2023. In 2025, the world economy was impacted by a combination of protectionism, tariff wars, and persistent trade tensions, which reinforces global uncertainty. The year was marked by tariff increases in the United States, resulting in greater trade tensions, raising operating costs, fragmenting global chains and reducing investments. At the same time, the international scene continued to be pressured by conflicts such as the war between Russia and Ukraine and the conflict between Israel and Gaza. This combination of factors has intensified global economic fragmentation, put pressure on financial markets, and limited growth potential. Cyclical Events Affecting the Petrochemical Industry One of the key characteristics of the petrochemical industry is its cyclical nature, and historically, the global petrochemical market has experienced alternating periods of limited supply, leading to increased global prices and operating margins in the industry, followed by periods of adding production capacity, which puts pressure on utilization rates, global prices, and, consequently, operating margins in the industry. The increase in demand for petrochemicals and chemicals is related to the growth in global demand, which is impacted by macroeconomic factors such as interest rates, oil prices, shifts to alternative products, innovation, consumer trends, regulatory requirements, trade agreements, as well as logistical disruptions, pandemics or other global events. Therefore, the Company's results are influenced not only by its activities, but also by the dynamics of the global industry and by macroeconomic scenarios, over which the Company has no control and which may adversely affect its operating results. However, new opportunities may arise due to externalities, such as the change in consumer behavior, as an example derived from COVID-19. In 2025, spreads remained challenged, mainly due to the continued entry of new capacity into operation for PE and PP throughout the year, and uncertainties regarding trade tensions between the United States and China. In addition, oil prices were impacted by the economic uncertainty resulting from the tariff war, in addition to the gradual resumption of production by OPEC+, which contributed to adjustments in global supply, putting pressure on resin price references in the international market. The capacity rationalizations carried out in 2025 were not enough to reestablish the balance between supply and demand. In the longer term, the trend is for the current bear cycle to smooth out and eventually turn back into a boom cycle, as the industry waits to make decisions on new investments, while global trade rebalances and world demand absorbs new capacities. Additionally, projects announced to come online later in the future are more likely to be postponed or canceled, as the scenario may change, feedstock may become less advantageous and cost curves may change. Effects of fluctuating international prices for the main feedstock (naphtha, ethane, propane and propylene) Fluctuations in the international market price of naphtha have significant effects on the Company's costs of goods sold and on the prices it can charge its customers for its first and second generation products. Political instability in the Middle East or similar events that may occur, including the military conflict between Russia and Ukraine, and more recently the conflict between Israel, Hamas and Hezbollah, as well as other conflicts in the Middle East, can lead to unpredictable effects on the global economy or the economies of the affected regions. These events can have negative effects on oil production and price volatility, consequently leading to increased prices of naphtha and petrochemicals worldwide. The price of ethane and propane in the Mont Belvieu region of Texas and the Henry Hub in the United States are used as benchmarks for part of the Company's feedstock costs. Any future development that affects the balance between supply and demand of natural gas in the United States could adversely affect the price of natural gas at Mont Belvieu and Henry Hub (including, therefore, ethane, propane and butane) and increase the Company's production costs or decrease the price of petrochemicals. External factors and natural disasters, such as hurricanes, harsh winters or industrial developments, such as shale gas exploration, may disrupt the supply of natural gas, thereby increasing the cost, which may materially adversely affect the cost of goods sold and the results of the Company's operations. The price of propylene is based on the U.S. benchmark and is (i) produced by three different processes: refinery production (FCC), steam cracking, on-purpose production and PDH (propane dehydrogenator) process, with refineries being the main source of propylene in the United States; however, (ii) refineries can use propylene to make some products different. Their desire to sell propylene on the open market depends on the demand and price of gasoline, along with a few other chemicals. Effects of fluctuation of the international prices on the cost of goods sold Naphtha is the main feedstock used in the chemical operations that are part of the Brazil Segment. In 2025, naphtha and condensate accounted for 35.2% of the Company's consolidated direct and indirect cost of goods sold. The cost of naphtha varies according to prices in the international market, which fluctuates as a function of the balance of supply and demand for oil and other refined petroleum products. The Company purchases naphtha under a long-term supply agreement with Petrobras, and imports naphtha from other suppliers through the terminal in Aratú, in the State of Bahia, and the Petrobras terminal in Osório, in the State of Rio Grande do Sul. The prices that the Company pays for naphtha under these agreements, in addition to the supply agreement with Petrobras, are based on the market price of naphtha in the Amsterdam-Rotterdam-Antwerp (ARA) market. As a result, fluctuations in the ARA market price for naphtha have had a direct impact on the cost of the Company's first-generation products. The Company's contracts with Petrobras provide for naphtha prices based on ARA quotations. The volatility of the price of this product in the international market, the real/US dollar exchange rate and the level of carbon disulfide, a contaminant of the naphtha that is delivered, also influence the price of naphtha that the Company buys from Petrobras. The Company believes that these contracts have reduced the exposure of the cost of the Company's first-generation products to fluctuations in the ARA market price of naphtha. The price of naphtha in the international market has varied significantly in the past, and the Company expects it to continue to vary in the future. Significant increases in the price of naphtha and, consequently, in the cost of production of the Company's products, generally reduce its gross margins and operating results to the extent that it is not able to pass on all these increased costs to its customers, and may result in a reduction in the sales volume of its products. On the other hand, significant reductions in the price of naphtha and, consequently, in the cost of production of the Company's products, generally increase its gross margins, its operating results and may result in higher sales volumes, if this lower cost leads the Company to lower prices. In periods of high price volatility in U.S. dollars of naphtha, there is usually a lag between the time the U.S. dollar price increases or decreases and the time the Company is able to pass on higher costs. The Company does not currently hedge exposure to changes in naphtha prices because a portion of its sales are exports payable in foreign currencies and linked to international market prices of naphtha, and because the prices of polyethylene, polypropylene and PVC sold in Brazil generally reflect changes in international market prices of these products. The hedging strategy focuses on mitigating through swap operations, short-term price volatility and temporary distortions that may affect specific purchases that were not contracted based on a monthly average. These exposures are converted to a pricing structure at the monthly average, reducing sensitivity to daily price fluctuations and sporadic market movements. Effects of the fluctuation of the international prices on the prices of goods sold In Brazil, most of the prices of the Company's products are based on international references. The prices of products exported from Brazil are generally based on international spot market prices. The Company sets the prices of products sold in the United States and Europe based on market prices in those regions. The price of PE in Mexico is based on prices in the U.S. Gulf Coast region. The Company negotiates the prices in Brazilian reais of its products monthly. The Company seeks to revise its prices to reflect (i) changes in the prices in the international market of these products, which tend to vary in tandem with naphtha prices; and (ii) the appreciation or devaluation of the Brazilian real against the U.S. dollar. However, during periods of high volatility in international market prices or exchange rates, the Company may not be able to fully reflect these changes in its prices immediately. Capacity utilization The Company's operations are capital-intensive. In view of this, in order to obtain lower unit production costs and maintain adequate operating margins, the Company seeks to maintain high-capacity utilization rates in all its industrial units. The following table shows the capacity utilization rates related to the plants of some of the Company's main products in the periods presented: Fiscal Year Ended December 31, 2025 Ethene Brazil (Petrochemical Plants) 68% PE Brazil 68% PP Brazil 68% PVC Brazil 60% PP USA and Europe 74% PE Mexico 64% Effects of the Brazilian Industrial Policy SUDENE – Income Tax Reduction Since 2015, Braskem has obtained a tax benefit of a 75% reduction in corporate income tax on the income of the following industrial units: (i) PVC and chlorine soda units, established in the state of Alagoas; and (ii) chemical, PE and PVC units established in the city of Camaçari (BA). This benefit is valid for legal entities with projects for the implementation, modernization or expansion of industrial enterprises. The benefit can be used for a period of ten years. The tax benefit for the units in Camaçari (BA) was successfully renewed for an additional period of ten years, extending the benefits until 2033. The other units are in the process of renewing the tax benefit. In 2025, operations in Brazil recorded tax losses, so the benefit was not available for use. PRODESIN – ICMS Incentive Braskem has ICMS tax incentives in the State of Alagoas, through the Integrated Development Program of the State of Alagoas, or PRODESIN, which aimed to implement and expand a plant in that state. This incentive is considered a countervailing entry to the sales tax. In 2025, the amount was R$58 million (R$28 million in 2024). Special Regime for the Chemical Industry (REIQ) – PIS/COFINS Tax Incentive In 2025, the National Congress, considering the sensitive moment for the sector in Brazil and noting that several countries have supported their chemical industries through public policies, approved a bill that creates a new incentive program for the sector, called PRESIQ, considering that the taxes that make up the basis of the REIQ — PIS and COFINS — will be extinguished in 2026 due to the country's tax reform. PRESIQ consists of a financial credit for the sector in the total amount of R$3,000 million per year between 2027 and 2031, considering the industrial and investment modalities. Braskem also obtained approval for projects under the REIQ ("REIQ Investimentos") in order to receive an additional tax incentive at the rate of 1.5%, linked to investments in expansion of production capacity. We started to report these incentives through an accessory obligation called DIRBI. Based on data sent to the Federal Revenue of Brazil, in 2025, the total gross incentive of REIQ Investimentos reached R$629.3 million. Additionally, on March 20, 2026, Complementary Law No. 228 was published, providing for an increase, from 0.73% to 5.8%, in the benefit of the Special Regime for the Chemical Industry (“REIQ”), which corresponds to PIS/Cofins credits, levied on feedstock for the chemical and petrochemical industries, eligible for offsetting against federal taxes. Reintegra In December 2011, the Brazilian government implemented the "Reintegra" program, which aims to increase the competitiveness of Brazilian manufacturers in international markets, through the full or partial return of federal taxes on exports. Currently, the Reintegra program remains with a refund rate of 0.1%. This rate is expected to persist, as Brazil's Supreme Court ruled that Reintegra constitutes a tax subsidy for exporters. For the year ended December 31, 2025, the Company recognized in the result the amount of R$8 million of this tax credit. Pricing and Tariffs The Company defines the selling prices of ethylene with reference to international market prices. The prices paid by resin producers for imported petrochemical products reflect, in part, transportation costs, taxes and tariffs. The Company sets the prices of ethylene by-products, such as butadiene, by reference to various market factors, including the prices paid by resin producers for imported products, which also take into account transportation costs, taxes and tariffs. The Brazilian government has used import tariffs to implement economic policies. As a result, import tariffs applied to petrochemicals have varied in the past and may vary again in the future. Until September 2024, the import tax applied to Braskem's resins was 12.6%, according to the TEC level. Tariff adjustments could lead to increased competition from imports and cause Braskem to reduce its prices in the Brazilian market, with an impact on net revenue, which could negatively affect the Company's financial performance. In addition, products we export to the United States and Europe are subject to 6.5% tariffs. These tariffs generally balance the level of competition for the Company's locally produced products, and any future adjustments to these tariff structures could negatively impact our sales in these regions. Future trade agreements concluded by Brazil, Mercosur, the United States or the European Union may also lead to increased competition from imports and a reduction in domestic prices. Imports and exports within the South American Free Trade Area (Southern Common Market), or Mercosur, which is composed of Argentina, Brazil, Paraguay and Uruguay, have not been subject to tariffs since December 2001. Imports of suspended PVC from Bolivia, Chile, Colombia, Cuba, Ecuador, Israel, Peru and Venezuela are not subject to tariffs, due to a series of trade agreements. Suspended PVC imports from Mexico with reduced tariffs of 80% of the NMF, due to trade agreements. Measures implemented in 2025 The Executive Management Committee (Gecex) of the Chamber of Foreign Trade (Camex) approved the temporary increase in the import tax from 12.6% to 20% until October 16, 2026, for PE, PP and PVC resins sold by the Company, via inclusion in Camex's List of Temporary Tariff Increases due to Conjunctural Trade Imbalances. Trade defense measures Since the 1990s, PVC imports from the United States and Mexico have been subject to anti-dumping duties of 16.0% and 18.0%, respectively, which were imposed by the Brazilian Chamber of Foreign Trade (Câmara de Comércio Exterior), or CAMEX. The duties applied to imports from the United States and Mexico were revised in 2022 by the Brazilian government, which decided to extend until 2027 the application of antidumping duties for imports from the United States, with an ad valorem rate reduced to 8.2%, and for imports from Mexico, with a rate of 13.6%, but with immediate suspension of the application of antidumping duties for imports originating in Mexico. In June 2023, the Department of Trade Defense (DECOM) initiated a review of the anti-dumping duty applied to Brazilian imports of PVC obtained through suspension proceedings originating in the United States due to a change in circumstances that could lead to an increase in the duties applied. At the end of the investigation, the Brazilian authority concluded that the antidumping measure of 8.2% was not sufficient to neutralize the practice of dumping on PVC imports from the United States and decided to increase the duty to 43.7%, as published in Gecex Resolution No. 737, of May 28, 2025. The measure remains in force until September 19, 2027. Since 2008, PVC imports from China have also been subject to anti-dumping duties of 21.6%. These rights had been temporarily suspended in August 2020, but were reinstated in September 2021. In August 2025, the Brazilian government initiated a review of the anti-dumping duty applied to PVC originating in China to investigate the likelihood of recurrence of damage and dumping should the measure be terminated. The review was requested by Braskem and should be completed by August 2026. During the investigation period, the anti-dumping duty of 21.6% remains in force. In addition, in December 2010, CAMEX imposed an anti-dumping duty of 10.6% on imports of PP from the United States, which was extended in November 2016 and again in October 2022. In this latest review, the Brazilian government decided to extend the duties applied to PP imports from the United States until 2027, but with an immediate suspension of the application of antidumping duties. Subsequently, in February 2024, the Brazilian government decided to reapply anti-dumping duties to PP imports from the United States, at the ad valorem rate of 10.6%. In August 2014, the Brazilian government also imposed anti-dumping duties on PP imports from South Africa, India and South Korea, of 16.0%, from 6.4% to 9.9%, and from 2.4% to 6.3%, respectively. In December 2020, the Brazilian government extended the anti-dumping duties applied to imports of PP from India, reduced the duties applied to South Africa to a range between 4.6% and 16%, and ended the duties applied to South Korea. In December 2025, the Brazilian government initiated a review of the anti-dumping duty applied to the PP of South Africa and India to investigate the likelihood of recurrence of damage and dumping should the measure be terminated. The review was requested by Braskem and should be completed by December 2026. During the investigation period, the anti-dumping duties currently applied remain in force. In November 2024, the Department of Trade Defense (DECOM) initiated an original investigation to determine the existence of dumping in exports of polyethylene resins from the United States and Canada to Brazil, classified under subheadings 3901.10.30, 3901.20.29 and 3901.40.00 of the MERCOSUR Common Nomenclature (NCM), and the consequent damage to the domestic industry resulting from these practices. The investigation process can last up to 18 months. In August 2025, DECOM published a preliminary determination of the investigation, recommending the application of a provisional anti-dumping duty for six months to contain the damage to the domestic industry during the investigative period. Consequently, the provisional anti-dumping duty became applicable as of August 29, 2025, and will remain in force for six months. This measure imposes an anti-dumping duty of US$238.49 per metric ton on polyethylene imports originating in Canada and US$199.04 per metric ton on imports originating in the United States. Effect of Level of Indebtedness and Interest Rates In the fiscal year ended December 31, 2025, the Company's consolidated indebtedness, net of transaction costs, was R$66,128 million (US$12,018 million), including R$14,308 million (US$2,600 million), related to Braskem Idesa and its subsidiaries. The Company's level of indebtedness results in relevant financial expenses, reflected in the Company's Financial Statements. These expenses in Brazilian reais consist of interest expenses, including exchange rate variation of debts in relation to the dollar and other currencies, exchange gains or losses, among other items. In the fiscal year ended December 31, 2025, the Company recorded an expense totaling R$6,802 million associated, mainly (i) R$4,945 million related to interest expenses; (ii) R$861 million refer to the adjustment to present value – appropriation; and (iii) R$305 million refer to interest expenses on leases. A positive result of R$3,474 million related to hedges and exchange rate variations was also recorded, net in connection with the exchange rate variation on the Company's financial assets and liabilities. Effect of Taxes on The Company’s Income The Company is subject to various federal and state taxes in various jurisdictions and levied on its operations and results. The Company is subject to the Brazilian federal income tax of 25% (including surcharge) which, combined with the Social Contribution on Net Income – CSLL of 9%, totals a nominal rate of 34%, which is the standard corporate tax rate in Brazil. There are certain federal tax exemptions provided for in federal law that offer tax incentives to companies that set up their industrial operations in the state of Bahia. These exemptions represent a 75% reduction in the tax burden and, as a result, the Company is entitled to pay 25% of the statutory income tax rate on profits from the sale of: polyethylene, basic chemicals and PVC manufactured at one of its plants in the Complexo do Nordeste (State of Bahia) until 2033. The 75% exemption from the income tax rate, combined with the CSLL of 9%, allows the Company to pay 44.9% of the standard rate of 34% on profits from products manufactured in these plants. Accrued tax losses available for offsetting in Brazil do not expire. However, the annual compensation is limited to 30% of our adjusted taxable net income basis. This limit also applies to CSLL. The consolidated amount includes the impact of the different rates applicable in the countries where the foreign subsidiaries are located, which, as of December 31, 2025, were as follows: • Braskem Europe (Germany): 31.33% (including surcharges); • Braskem America and Braskem America Finance (United States): 21% + sales tax; • Braskem Argentina (Argentina): 35%; • Braskem Petroquímica Chile (Chile): 27%; • Braskem Netherlands, Braskem Netherlands Finance, Braskem Netherlands Inc. and companies from the Netherlands (Netherlands): 25.8%; • Braskem Idesa, Braskem Idesa Serviços, Braskem México, Braskem México Serviços and Braskem México Sofom (Mexico): 30%; • Braskem India (India): 25% (including surcharges). In addition, the introduction of a global minimum tax rate of 15% under the Pillar II Solution, agreed by more than 135 jurisdictions under the Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS), brings an additional tax impact for countries where the effective tax rate is below 15%. Depending on the results by business segment, an additional tax (qualified domestic minimum supplementary tax) may be applicable to specific countries and/or there may be a supplementary charge by the country of the Ultimate Parent Entity of the Group (Income Inclusion Rule). The consolidated amount also includes the impact of taxation on a universal basis, introduced in Brazil by articles 76 and 77 of Law No. 12,973/2014. This law determines that the positive portions of the results earned by subsidiaries abroad will be computed in the calculation basis of the Corporate Income Tax (IRPJ) and CSLL in Brazil, individually. If the subsidiary has accumulated losses, these can be deducted up to the amount of the profit calculated; Thus, the legal entity is required to inform the tax authority of the accumulated losses in its annual income tax return. All profits earned by the subsidiaries mentioned above must be subject to IRPJ and CSLL taxation in Brazil, except for those earned by subsidiaries based in countries with which Brazil has a double taxation treaty. The profits of these companies will only be taxed when distributed to the respective parent companies. In addition, the universal taxation mechanism allows the use, as a tax credit, of the tax proven to be paid by the subsidiaries abroad (including the tax provided for in Pillar II paid abroad, as introduced by Law No. 15,079/2024), limited to the tax due on the profit of the subsidiary in Brazil at the rate of 34%. The legislation also allows the parent company in Brazil to apply a presumed credit of 9.0% on the profit earned by subsidiaries abroad that carry out industrial activity. Braskem applies this mechanism to its subsidiaries Braskem Europe GmbH, Braskem America Inc. and Braskem Idesa SAPI. Currently, the Company's exports are exempt from: (i) PIS – Social Integration Program, (ii) COFINS – Contribution to the Financing of Social Security, a federal value-added tax, (iii) IPI – Tax on Industrialized Products, and (4) ICMS – State Tax on the Circulation of Goods and Services. In the year ended December 31, 2025, management reassessed the recoverability of the deferred tax assets of the Company and its subsidiaries, in accordance with CPC 32 / IAS 12, considering all available evidence, positive and negative, on the existence of future taxable profits sufficient to realize the credits recorded. This process included, among others, the analysis of the recent history of results, the performance projections contained in the approved business plan, the expiration date of tax losses and the applicable tax planning strategies. Thus, in the year ended December 31, 2025, the deferred tax asset was written off in the amount of R$9,393, with an effect of R$7,054 on the year's income and R$2,339 on the comprehensive income Tax Reform in Brazil The new regulatory framework for consumption taxation in Brazil aims to simplify the tax system for transactions involving the sale of goods and services, with significant impacts on the petrochemical industry. This reform, established by Constitutional Amendment No. 132 at the end of 2023, was followed by the approval of regulatory legislation at the end of 2024. The federal consumption tax reform is expected to enter the testing phase in 2026 and fully take effect in 2027. Meanwhile, the implementation of state and municipal consumption taxes will follow a gradual transition period from 2029 to 2032. Braskem is conducting studies to assess the impacts of this reform and is working proactively to prepare for its implementation. It is believed that the reform will bring indirect benefits to the sector, including a simplified tax system, the possibility of taking advantage of tax credits on all taxed purchases of goods and services — and not just feedstock — and leaner internal processes. However, a gradual reduction in tax incentives is expected as the new regulatory framework comes into force. The Company is evaluating these effects to fully understand their implications. 2.2.b – Variations in revenues attributable to price changes, currency exchange rates, inflation, volume alterations and the introduction of the new products and services, and c) Impact caused by the inflation, the variations in prices for the most important inputs and products, the currency exchange and the interest rate in the Company’s operation income and the financial result, if applicable OPERATING INCOME The directors present below the analysis of the last fiscal year by segment of the Company: BRAZIL International Spreads: The spread of the main chemicals produced by Braskem was lower compared to 2024 (-13%), mainly due to the reduction in (i) the prices of the main chemicals given the lower price of propylene in the international market, mainly explained by the increase in the supply of propylene in the United States and the reduction in demand for PP during the period; (ii) the price of butadiene, mainly explained by the reduction in demand from the automotive sector; (iii) the price of benzene, mainly explained by the oversupply in the United States and the lower prices of oil and naphtha; and (iv) the prices of gasoline, mainly explained by the lower price of oil during the period. The PE spread decreased compared to 2024 (-7%) mainly due to (i) the lower PE price, given the increase in the supply of this product in the year; and (ii) the reduction of sea freight, which was higher in 2024, due to the conflicts in the Red Sea. The PP spread was higher compared to 2024 (+3%) mainly due to the lower price of naphtha in the period, mainly explained by the lower price of oil, influenced by the higher supply in the period, associated with the increase in production levels during the year. The PVC Par spread decreased by 20% compared to 2024, mainly explained by the lower price of PVC due to the reduction in demand from the civil construction sector given global interest rates, and offset by the reduction in oil prices. Demand: The demand for resins in the Brazilian market (PE+PP+PVC) in 2025 was 6.7 million tons, 2% lower when compared to 2024, mainly due to the lower demand for (i) PP influenced, mainly, by the durable consumer goods sector; and (ii) PE, mainly by the civil construction, automotive and household appliances sectors. These effects were partially offset by the higher demand for PVC, especially in the civil construction sector. Operational indicators: The average utilization rate of petrochemical plants in Brazil was 68% in 2025, 4 p.p. lower when compared to 2024, mainly explained by (i) the adjustments of production levels in the face of lower demand in the period; and (ii) scheduled maintenance shutdown at the Bahia petrochemical plant completed in January 2026. Resin sales in the Brazilian market totaled 3.2 million tons in 2025, 5% lower than the volume presented in 2024, mainly due to (i) the strategy of prioritizing sales with higher added value; and (ii) the lower volume of sales of PP and PE due to lower demand in the Brazilian market. Regarding the main chemicals, sales in the Brazilian market totaled 2.6 million tons in 2025, representing a reduction of 5% compared to 2024 mainly due to the lower sales volume of propylene, cumene, ethylene and paraxylene, explained by the lower demand in the period in the Brazilian market. Resin exports in 2025 totaled 0.9 million tons, representing an increase of 7% compared to 2024, mainly due to the higher volume of PE and PP exports to South America given the greater availability of products as a result of the lower demand in the Brazilian market by 3%. Exports of main chemicals totaled 0.2 million tons, a reduction of 27% compared to 2024, mainly due to the lower volume of exports of (i) gasoline, due to the prioritization of serving the Brazilian market; (ii) benzene, impacted by import tariffs in the US; and (iii) toluene, due to the lower demand related to the greater supply of substitute products in the Brazilian market. Net revenue from sales and services in the Brazil segment decreased by R$3,070 million, or 6%, from R$54,844 million in 2024 to R$51,774 million in 2025, mainly explained by the reduction of (i) 5% or 175 thousand tons in the volume of sales of resins in the Brazilian market; (ii) 13% in the average international price reference of main chemicals; (iii) 5% or 128 thousand tons in the sales volume of the main chemicals in the Brazilian market; (iv) 10% in the average international reference price of resins; and (v) 27% or 72 thousand tons in the export volume of the main chemicals in the international market. Additionally, in 2025 the revenue of the Brazil segment was positively impacted by around R$583 million (US$106 million) of PIS/COFINS credits related to REIQ Investimentos, calculated in accordance with current legislation. The cost of goods sold in the Brazil segment decreased by R$1,949 million, or 4%, from R$50,600 million in 2024 to R$48,651 million. In 2025, the COGS of the Brazil segment was impacted by the provision of shutdown of the chlor- alkali plant in Alagoas, within the scope of Transforma Alagoas, which aims to make PVC production more competitive and sustainable, by R$546 million (US$100 million). Excluding the above effect, the reduction in dollars (-8%) and Brazilian reais (-5%) is mainly explained by the reduction of (i) 14% and 4% in the international references of naphtha and propane, respectively; (ii) 5% or 175 thousand tons in the volume of resin sales in the Brazilian market; and (iii) 5% or 128 thousand tons in the sales volume of main chemicals in the Brazilian market. These effects were partially offset by the impact of R$85 million (US$14 million) increase in idle costs and scheduled shutdowns during 2025 compared to 2024, mainly related to scheduled maintenance shutdowns carried out at the petrochemical plants in Rio de Janeiro, during 3Q25, and Bahia, during 4Q25. Additionally, during 2025, COGS was positively impacted by PIS/COFINS credits on the purchase of feedstock (REIQ) by R$273 million (US$46 million) and by Reintegra credits by R$8.4 million (US$1.5 million). In this sense, in 2025 the gross profit of the Brazil segment was R$3,123 million, lower by R$1,122 million compared to 2024, when it presented gross profit of R$4,244 million. UNITED STATES AND EUROPE International spreads: The PP spread in the United States remained in line compared to 2024 mainly due to (i) the reduction in the price of PP, explained by the reduction in the price of propylene with the increase in supply during the year given the normalization of utilization rates in the region; and (ii) the reduction in the price of propylene explained, mainly, due to the increase in the supply of propylene. The PP spread in Europe in 2025 was 34% lower compared to 2024, mainly due to the lower PP price given the lower demand from the civil construction, home appliances and automotive sectors during the period. Demand: PP demand in North America remained in line when compared to 2024, mainly explained by the optimization of inventory levels in the transformation chain associated with the maintenance of demand levels compared to the previous year. PP demand in Europe was higher by 3% when compared to 2024, mainly due to the anticipation of purchases in the transformation chain during 4Q25, explained by the reduction in the price of PP Europe (-7%), combined with the increase in China's production capacity during the period, resulting in higher levels of imports to Europe. Operational indicators: The average utilization rate and sales volume of PP in the United States and Europe segment remained in line when compared to 2024. Net revenue from the U.S. and Europe segment decreased by R$3,044 million, or 16%, to R$16,400 million in 2025, compared to R$19,444 million in 2024, due to the 17% and 7% reduction in international PP price references in the United States and Europe, respectively. The cost of goods sold in the United States and Europe segment decreased R$1,747 million, or 10%, to R$16,279 million in 2025 from R$18,026 million in 2024, mainly as a result of the 24% and 1% reduction in international propylene price benchmarks in the United States and Europe, respectively. In the fiscal year ended December 31, 2025, gross profit in the United States and Europe segment was lower by R$1,297 million, or 91%, to R$121 million in 2025, from R$1,418 million in 2024. MEXICO Spread internacional: The PE spread in North America, in 2025, decreased by 19%, mainly due to the lower PE price, mainly explained by (i) the oversupply of this product in the year, and the reduction in sea freight, which was higher in 2024, due to the conflicts in the Red Sea; and (ii) the higher price of ethane due to, mainly, the increase in the price of natural gas and the higher demand for ethane in the period. Demand: PE demand in Mexico was 2.6 million tons in 2025, an increase of 3% compared to 2024, mainly due to the increase in inventory formation in the chain related to (i) tariff uncertainties in the United States; and (ii) expectations of increased PE prices. The utilization rate of the PE plants was 64% in 2025, 14 p.p. lower than in 2024, mainly explained by the scheduled general maintenance shutdown at Braskem Idesa's petrochemical plant in 2Q25 and 3Q25. The average supply of ethane during the year was approximately 41 thousand barrels per day, lower than the average of about 50 thousand barrels per day supplied in 2024. Operational indicators: In 2025, PE sales were 16% lower when compared to 2024, totaling 708 thousand tons, mainly explained by the lower availability of product for sale in 2Q25 and 3Q25 due to the general maintenance shutdown carried out in these quarters. Net revenue from the Mexico segment decreased by R$1,045 million, or 20%, to R$4,103 million in 2025 from R$5,148 million in 2024, mainly due to (i) a reduction of 138 thousand tons, or 16%, in PE sales volume in the year; and (ii) a 12% reduction in the international PE price reference in the international market. The segment's cost of goods sold in Mexico increased by R$1,699 million, or 38%, to R$6,200 million in 2025 from R$4,501 million in 2024, mainly due to the recording of impairment loss in the amount of R$1,468 million, after the identification that Braskem Idesa's recoverable amounts of assets were lower than the respective book values. In the fiscal year ended December 31, 2025, gross profit in the Mexico segment decreased by R$2,744 million, to a negative value of R$2,097 million in 2025, from R$647 million in 2024. CONSOLIDATED Adjusted Consolidated EBITDA Adjusted Consolidated EBITDA was lower by R$2,603 million, from R$5,759 million in 2024 to R$3,156 million in 2025. The reduction compared to 2024 is mainly explained by the reduction of R$4,441 million in gross profit, from R$5,997 million in 2024, to R$1,556 million in 2025, due to the reduction of R$6,694 million in net revenue compared to 2024. These effects were partially offset by (i) the provisions of a contractual fine to be received on the delay in the construction of the ethane import terminal in Mexico of R$225 million; (ii) the reduction of R$173 million in the constitution of provisions for the repair of environmental damages; (iii) the adjustment in the appraisal report related to the sale of Cetrel, of R$43 million; and (iv) the increase of R$33 million in disposals of fixed assets mainly due to the sale of railcars in the United States. 2.2.c – Impact of inflation, price variation of the main inputs and products, exchange rate and interest rate in the operating result and in the financial result of the Company, when relevant The information related to this item 2.2(c) is described in item 2.2(a) (ii) of this Form. 2.3 – Officers' comments on changes in accounting practices/modified opinions and emphases: 2.3.a – Changes in accounting practices that have resulted in significant effects on the information provided for in fields 2.1 and 2.2 Material changes in accounting practices There were no significant changes in accounting practices in the fiscal year ended December 31, 2025. Significant effects of changes in accounting practices There are no significant events of changes in accounting practices in the individual and consolidated financial statements for the fiscal year ended December 31, 2025. 2.3.b – Modified opinions and emphases in the auditor's report Commentary on the Independent External Auditors' Report on the Individual and Consolidated Financial Statements for the Year Ended December 31, 2025 The report of the Company's independent auditors on the individual and consolidated financial statements for the fiscal year ended December 31, 2025, did not contain any reservations. Regarding the paragraph of emphasis referring to material and significant uncertainties about the Company's operational continuity, it should be noted that several pieces of evidence were presented to the auditors on the measures that are currently being adopted to address the deterioration of the Company's financial situation, arising, among others, from the prolonged global downturn in the petrochemical industry. In addition, in this scenario, no impacts of the recent armed conflicts in the Middle East were considered, with relevant impacts on petrochemical inputs and logistics chains that impact the sale prices of the Company's products. 2.4 – Officers' comments on relevant effects on FDs Directors should comment on the material effects that the following events have caused or are expected to have on the issuer's financial statements and results: 2.4.a – Introduction or disposal of an operating segment There was no introduction or sale of an operating segment in the fiscal year ended December 31, 2025. 2.4.b – Incorporation, acquisition or disposal of ownership interest In June 2025, the Company completed the sale of its entire interest in B&TC B.V. ("B&TC"), which holds 100% of the shares of ER Plastics B.V. ("ER Plastics"), and its wholly owned subsidiary ER Plastics, which operates in the mechanical recycling of mixed plastic waste into compression molded parts (construction plates and pallets). As a result of this operation, the Company recognized a loss of R$96 million. In January 2025, the Company decided to reevaluate and discontinue new investments in Oxygea, Braskem's vehicle focused on digital transformation with startups in the market. This decision is in line with the Company's strategic direction of prioritizing its assets and investments, both operational and strategic. As of December 31, 2025, the balance of the investment in Oxygea was R$79 million. In May 2025, four more Special Purpose Entities ("SPEs") were incorporated owned by Braskem Trading and Shipping B.V., a company indirectly controlled by the Company, with the main objective of entering into certain ocean freight agreements and certain commercial transactions for the purchase and sale of chemical and petrochemical products, namely: Mares do Futuro Shipping B.V., Baita Futuro Shipping B.V., Bravo Futuro Shipping B.V. and Fortunate Future Shipping B.V. In June 2025, the Company concluded the acquisition of 100% of the class B common shares of Serra das Almas F1 Holding S.A. ("Serra das Almas"), equivalent to 49% of its voting capital and 24.5% of its total capital, now holding an indirect interest in five SPEs controlled by Serra das Almas, holders of the authorization for the generation of wind energy from wind farms, namely: Serra das Almas I S.A. Wind Farm, Serra das Almas III S.A. Wind Farm, Serra das Almas IV S.A. Wind Farm, Serra das Almas V S.A. Wind Farm and Serra das Almas VI S.A. Wind Farm. In August 2025, the Company concluded the acquisition of 100% of the Class B Common Shares of the company Folha Larga 1 Holding S.A. ("Folha Larga"), equivalent to 49.89% of its voting capital and 24.95% of its total capital, now holding an indirect interest in four SPEs controlled by Folha Larga and holding the authorization for the generation of wind energy from wind farms namely: Wind Farm Ventos de São Januário 01 S.A., Wind Farm Ventos de São Januário 04 S.A., Wind Farm Ventos de São Januário 13 S.A. and Wind Farm Ventos de São Januário 14 S.A. 2.4.c – Unusual events or operations Geological Event - Alagoas In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt well exploration activities developed by Braskem. The salt mining operation, from this moment on, was fully ended by the Company. Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological phenomenon are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities. As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreement in progress: i) Instrument of Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), with the second amendment to the Agreement being related to the map issued in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map. Following ratification by the courts of the Agreement for Compensation of Residents, the Public-Interest Civil Action for Resident Reparation was dismissed; ii) Instrument of Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed; iii) Instrument of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area (“Flexal Agreement”) entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022 by the 3rd Federal Court of Maceió, which establishes the adoption of requalification actions in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location; iv) iv) Instrument of Global Agreement with the Municipality of Maceió (“Instrument of Global Agreement”) ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS); and v) Instrument of Agreement with the State of Alagoas (“State Agreement”), executed on November 10, 2025, which provides, among other terms: (a) a total amount of R$ 1.2 billion as compensation, indemnification, and/or reimbursement to the State of Alagoas for the full reparation of all material and non-material damages suffered by the State; (b) grants the Company a full release from any liability for damages arising from and/or related to the geological event in Alagoas, including the dismissal of the State of Alagoas’ Action for Damages. Of the R$ 1.2 billion established in the State Agreement, R$ 139 million (on an updated basis) had already been paid. The remaining balance must be paid in 10 adjusted variable annual installments, mainly after 2030, considering the Company’s payment capacity. The Company's Management, based on its assessment and that of its external advisers, taking into account the short and long-term effects of technical studies prepared, available information and the best estimate of expenses for implementing the measures related to the geological event in Alagoas, presents the following changes to the provision in the fiscal years ended December 31, 2025 and 2024: Provisions - Geological event Alagoas On 31 December in R$ million 2025 2024 Balance at the beginning of the year 5,570 5,240 Provisions (*) 320 2,237 Paymen and reclassifications (**) (2,594) (2,052) Realization of present value adjustment 207 145 Total 3,503 5,570 Current liabilities 1,107 2,436 Non-current liabilities 2,396 3,134 Total 3,503 5,570 (*) a) The variation in the provision for the fiscal year ended December 31, 2025 mainly refers to: (i) the signing of the Instrument of Agreement with the State of Alagoas; (ii) reversals resulting from updated cost estimates for the action fronts undertaken in Alagoas, and (iii) the update of the present value adjustment due to the remeasurement of the discount rate and revised estimates of disbursements over the years. In the fiscal year 2024, the variation in the provision was mainly caused by: (i) the update of cost estimates related to the closing of mining areas; (ii) the implementation and advancement in the maturity of projects; and (iii) initiatives and programs present in Alagoas. b) Includes inflation/foreign exchange adjustment of R$ (4) million (2024: R$ 114 million) reported under Financial expenses. Note 2: Of this amount, R$1,348 million (2024: R$1,819 million) refer to payments made and reclassifications of R$1,246 million (2024: R$233 million) for the Other obligations group, which totals a balance of R$1,416 million (2024: R$478 million) referring to accounts payable from the Geological Event in Alagoas. The current provision can be segregated into the following action fronts: a. Support for relocation and compensation: Refers to initiatives to support relocation and compensation of the residents, business and real state owners of properties located in the Civil Defense Map, including indemnifications that require special measures for relocation, such as hospitals, schools and public equipment, either pertaining to private entities or the government. These actions have a provision of R$192 (2024: R$997) comprising expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation, negotiation of individual agreements for financial compensation and indemnities related to establishments that require special measures for their relocation. b. Actions for closing and monitoring the salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing mining areas. The closure plan of 35 mining areas currently considers the following: (i) 18 cavities are expected to be filled with solid material with priority. To date, 6 cavities have already been filled with sand, 4 cavities reached the technical filling limit, 6 cavities are in the filling process, and 2 cavities are in the preparation and planning activities; (ii) 6 cavities were naturally filled and, therefore, do not indicate the need for additional measures to date; (iii) 11 cavities remain within the salt layer and suitable for pressurization. By the end of 2024, the Company based on the technical note issued by expert consultancy, considered the recommendation of filling these pressurized cavities with solid material, in the long term, over the course of several years to decades, and after the completion of the current filling plan, with the purpose of to achieve a maintenance-free state for the 35 cavities, suitable for the final closure of the field. Note that any need for additional actions is assessed on an ongoing basis by the Company and are based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly revaluated with ANM. Subsidence is a dynamic process occurring in the area outlined by the priority action lines map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on security and monitoring of stability in the region. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions. The provisioned amount of R$ 1,730 million (2024: R$ 2,607 million) to implement the actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on currently known techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may change based on new information, such as the results of monitoring of the cavities, the progress of implementing the plans to close mining areas, possible changes that may be required in the environmental plan, the monitoring of the ongoing measures and other possible natural alterations. Regarding environmental actions, in compliance with the Agreement for Socio-environmental Reparation, Braskem continues implementing the actions established in the environmental plan approved by the MPF and sharing the results of its actions with the authorities. As one of the results of the collapse of cavity 18, occurred in December 2023, as agreed in the Socio-Environmental Reparation Agreement, the specific Environmental Diagnosis and Environmental Plan to evaluate potential impacts caused by the collapse of said cavity, conducted by specialized firm, were completed. The report was submitted to the authorities. c. Socio-urban measures: Refers to actions to implement social and urban measures under the Agreement for Socio-environmental Reparation signed on December 30, 2020 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and related to urban mobility. To date, of the 11 projects defined for urban mobility, 6 have already been completed, 3 are in progress and the remaining 2 projects are in the planning stages. Regarding the Social and Urban Action Plan ("PAS"), of the 44 planned actions, which may be changed in accordance with the authorities, 35 are under Braskem's responsibility (2 are completed and 8 are under implementation) and 9 are under of the responsibility of Municipality of Maceió, funded by the Company. The balance of the provision is R$793 million (2024: R$1,141 million). d. Additional measures: Refer to actions related to: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The current balance of additional measures described in this item totals R$788 million (2024: R$825 million). On November 10, 2025, Braskem and the State of Alagoas entered into the State Agreement, providing for a total payment of R$ 1.2 billion, of which R$ 139 million (on an updated basis) had already been paid. The remaining balance, classified to Other liabilities, must be paid in 10 adjusted variable annual installments, mainly after 2030. The Company had previously recorded a provision of R$ 467 million for compensation of property damages to the State of Alagoas. The State Agreement establishes compensation, indemnification and/or reimbursement to the State of Alagoas for the full reparation of all property and non-property damages at the state level and grants the Company full discharge from any damages arising from and/or related to the geological event in Alagoas, including the termination of the State of Alagoas’ indemnification lawsuit. The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; and possible studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents and other new developments in the matter. The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, are in progress, and additional measures may become necessary and will be implemented as part of the measures for a Plan to Recover Degraded Areas (“PRAD”). The Company has been making progress in negotiations with private entities and government authorities about other indemnification claims, deepening its understanding, which may lead to future agreements. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or their scope and the total associated costs in addition to those already provisioned for. On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions. There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM"). In October 2025, the MPF filed charges based on the final report of the Federal Police from October 2024. The Company reaffirms that it is, and has always been, available to the authorities and will provide its statements at the appropriate time in the legal proceedings. Furthermore, it is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated. Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ significantly from its estimates and provisions. Legal actions in progress The contingent liabilities with a prognosis of loss assessed as possible by the Company's management, based on its assessment and that of its external legal advisors, related to the geological event in Alagoas, are disclosed as follows (in millions of Brazilian reais): Ongoing lawsuits - Alagoas geological event in R$ million On 31 December 2025 2024 Civil proceedings – Alagoas (1) 8,036 9,241 Environmental processes – Alagoas 96 85 Total (2) 8,132 9,326 Note 1: Amounts presented net of the portion of the provision for compensation and relocation of public facilities located on the Civil Defense Map (version 4) covered by lawsuits related to the topic. The total amount of provisions related to these claims is R$ 103 million. Note 2: Comprise the lawsuits with possible loss prognosis detailed below, and others of lesser value involved, including Public Civil Actions related to the relocation of certain public facilities located in the region. See explanatory note "23.1 – Ongoing lawsuits" of its Financial Statements as of December 31, 2025 for more information on these ongoing lawsuits related to the Alagoas Geological Event. Leniency Agreement In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations (“Investigation”) and to report their findings. In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office (Ministério Público Federal, hereinafter “MPF Agreement”) and with U.S. and Swiss authorities (“Global Settlement”), in the amount of US$ 957 million (R$ 3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Office of The Federal Controller General (Controladoria-Geral da União, hereinafter “CGU”) and the Office of the Attorney General (Advocacia-Geral da União, hereinafter “AGU”), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 (“CGU/AGU Agreement” and, jointly with the Global Settlement, “Agreements”), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$ 410 million due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement. Therefore, no additional payments are expected to be made by the Company. Since 2016, The Company has paid R$ 3,405 million, distributed as shown below: Payments per entity in R$ million Cumulative amounts as of December 31, 2025 AGU, CGU and MPF DoJ (1) OAG (1) MPF SEC (1) Total Payments Made 1,213 297 407 1,282 206 3,405 Nota 1: U.S. Department of Justice (“DoJ”); Swiss Office of the Attorney General (“OAG”) e U.S. Securities Exchange Commission (“SEC”). In August 2023, the Company was notified by CGU about the end of the monitoring period of the Company’s integrity program, and also presented the closing of the monitorship. In February 2024, a decision was rendered by the Federal Supreme Court (Superior Tribunal Federal, hereinafter “STF”), within the scope of the Action against the Violation of a Constitutional Fundamental Right (“ADPF”) No. 1051, determining the renegotiation of leniency agreements. In December 2024, the Company entered into an Amendment to the Leniency Agreement to adjust the payment schedule and other obligations and conditions, as outlined below. The MPF agreed to the terms of the Amendment to the CGU/AGU Agreement: (i) 2025: BRL35 million (ii) 2026: BRL35 million (iii) 2027: BRL55 million (iv) 2028 to 2030: installments of about R$158 million each. The CGU/AGU Amendment will be submitted for approval by the Federal Supreme Court – STF, in the ADPF records. As a result of the amendment, the Company recognized a reversal of R$112 million in the amount of the provision of the leniency agreement. On December 31, 2025, the balance payable adjusted by the SELIC is R$673 million, with the amount of R$90 million recorded in current liabilities and the amount of R$583 million in non-current liabilities. 2.5 – Non-accounting measurements Consistent with market practices, the Company discloses non-accounting measures that do not consist of measures of financial performance in accordance with the Accounting Practices Adopted in Brazil and the International Financial Reporting Standards ("IFRS"). Management believes that the presentation of these measures provides useful information for shareholders and the market in general to have a better understanding of the Company's operating performance and financial results. However, these non-accounting measures do not have standardized meanings and methodologies and may not be directly comparable with metrics of the same or similar name published by other companies due to different calculation methodologies or due to items that may be subject to interpretation. Although non-accounting measures are frequently used by the general market and by the Company's management to analyze its financial and operating position, shareholders and the market in general should not base their investment decisions on this information as a substitute for accounting measures or as an indication of future results. The information included in this item 2.5 was prepared based on the Company's Financial Statements and should be read and analyzed in conjunction with the information contained in the Company's individual and consolidated financial statements and their respective explanatory notes, available on the Company's Investor Relations website (www.braskem-ri.com.br) and on the CVM website (www.cvm.gov.br). 2.5.a – Inform the value of non-accounting measures Non-accounting measurements December 31, 2025 In R$ million Consolidated EBITDA 2,866 Adjusted Consolidated EBITDA 3,156 Consolidated EBITDA Margin (%) 4% Adjusted Consolidated EBITDA Margin (%) 4% Adjusted EBITDA excluding Braskem Idesa and its subsidiaries 2,864 Consolidated Gross Debt 66,188 Debt Braskem Idesa and its subsidiaries 14,308 Adjusted Gross Debt (excluding Braskem Idesa and its subsidiaries) 51,881 Consolidated Cash & Marketable Securities 11,867 Caixa Braskem Idesa and its subsidiaries 233 Exclusive Cash of Alagoas 138 Reserve Account¹ 122 Cash and Financial Investments (excluding Braskem Idesa and its subsidiaries, Exclusive Cash of Alagoas and Reserve Accounts) 11,373 Net Debt 40,507 Global Agreement 673 Adjusted Net Debt 41,180 Financial Leverage in R$ 14.38x Note (1) Regarding reserve accounts linked to the fulfilment of contractual obligations. Consolidated Values Fiscal Year Ended December 31, 2025 in millions of US$ Consolidated EBITDA 500 Adjusted Consolidated EBITDA 557 Consolidated EBITDA Margin (%) 4% Adjusted Consolidated EBITDA Margin (%) 4% Adjusted EBITDA excluding Braskem Idesa and its subsidiaries 508 Consolidated Gross Debt 12,029 Debt Braskem Idesa and its subsidiaries 2,600 Adjusted Gross Debt (excluding Braskem Idesa and its subsidiaries) 9,429 Consolidated Cash & Marketable Securities 2,157 Caixa Braskem Idesa and its subsidiaries 42 Exclusive Cash of Alagoas 25 Reserve Account¹ 22 Cash and Financial Investments (excluding Braskem Idesa and its subsidiaries, Exclusive Cash of Alagoas and Reserve Accounts) 2,067 Net Debt 7,362 Global Agreement 122 Adjusted Net Debt 7,484 Financial Leverage in US$ 14.74x Note (1) Regarding reserve accounts linked to the fulfilment of contractual obligations. Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted EBITDA excluding Braskem Idesa and its subsidiaries, Consolidated EBITDA Margin, Adjusted Consolidated EBITDA Margin Consolidated EBITDA is a non-accounting measure prepared by the Company in accordance with CVM Instruction No. 527, of October 4, 2012 ("CVM Instruction 527"), reconciled with its financial statements and corresponds to the net income (loss) for the period plus (i) income tax and social contribution - current and deferred; (ii) net financial income; and (iii) depreciation and amortization. Based on Consolidated EBITDA, the Company discloses the consolidated non-accounting measurements Adjusted Consolidated EBITDA, Adjusted EBITDA excluding Braskem Idesa and its subsidiaries, Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin. The Company defines Consolidated Adjusted EBITDA as Consolidated EBITDA plus (i) impairment loss of approximately R$1,415 million in the Mexico segment; (ii) the result of the hibernation of the chlor-alkali plant in Alagoas in the amount of R$797 million; (iii) the (Reversal) provision of the geological event in Alagoas of R$324 million; (iv) the discount related to the sale of credit rights of R$208 million; (v) the Provision (reversal) for losses of long-term assets in the amount of R$105 million; (vi) the Result of equity interests in the negative amount of R$9 million; (vii) the reversal of the withholding tax provision of Braskem Netherlands B.V. related to the concepts of international tax reform (Pillar Two) in the negative amount of R$150 million; (viii) the result of the recognition of the PIS/COFINS credit in the negative amount of R$293 million; (ix) the result of the recognition of presumed PIS/COFINS credits under the Industrial REIQ and the REIQ Investments in the negative amount of R$437 million; and (x) the tax credit in the negative amount of R$1,670 million referring to the deduction of Cide-Combustíveis paid from the PIS/COFINS due on the sale of gasoline since 2004. Adjusted EBITDA excluding Braskem Idesa and its subsidiaries corresponds to the Consolidated Adjusted EBITDA, mentioned above, subtracted from the EBITDA of Braskem Idesa and its subsidiaries as well as the consolidation effects of the companies. The Consolidated EBITDA Margin corresponds to the percentage of Consolidated EBITDA divided by the consolidated net revenue from sales and services, and the Adjusted Consolidated EBITDA Margin corresponds to the percentage of the Consolidated Adjusted EBITDA divided by the consolidated net revenue from sales and services. The Company uses the non-accounting indicators Consolidated EBITDA, Consolidated Adjusted EBITDA, Adjusted EBITDA excluding Braskem Idesa, Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin to measure its consolidated operating performance, as it believes it facilitates the comparability of its structure over the years, since they correspond to indicators used to evaluate the financial results of a Company, without the influence of its capital structure, tax and financial effects. Consolidated EBITDA, Consolidated Adjusted EBITDA, Adjusted EBITDA excluding Braskem Idesa and its subsidiaries, Consolidated EBITDA Margin and Consolidated Adjusted EBITDA Margin are not measures established in accordance with international accounting standards (IFRS) and are only additional information to its financial statements and should not be used as (i) the basis for dividend distribution; (ii) substitutes for net income and operating cash flow; (iii) operational performance indicators, in isolation from other accounting indicators; or (iv) liquidity indicators, separately from other accounting indicators. Consolidated Gross Debt, Adjusted Net Debt and Financial Leverage (Consolidated Net Debt/Adjusted Consolidated EBITDA) The Company's Consolidated Gross Debt corresponds to the sum of financing and debentures (current and non-current). The Consolidated Gross Debt minus cash and cash equivalents, and minus the financial investments (current and non-current), results in the Company's Consolidated Net Debt. Based on Consolidated Net Debt and Consolidated Adjusted EBITDA, the Company discloses the non-accounting measure Financial Leverage, which is calculated as Adjusted Consolidated Net Debt divided by Adjusted Consolidated EBITDA for the last twelve months. Consolidated Gross Debt, Net Adjusted Debt and Financial Leverage are not measures established in accordance with international accounting standards (IFRS) and have no standard meaning. Other companies may calculate Consolidated Gross Debt, Adjusted Net Debt and Financial Leverage differently from the Company. The Company understands that the measurements of Consolidated Gross Debt, Adjusted Net Debt and Financial Leverage are useful in assessing the degree of financial leverage in relation to operating cash flow. 2.5.b – Make conciliations of reported values and the audited financial statement figures Consolidated EBITDA, Adjusted Consolidated EBITDA, Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin Consolidated Values Fiscal Year Ended December 31, 2025 in R$ million Net profit (loss) for the period (10,960) (+) Income tax and social contribution – current and deferred 8,116 (+) Financial result 1,038 (+) Depreciation and amortization 4,673 Consolidated EBITDA (1) 2,866 (+) Provision (reversal) for long-lived asset losses (2) 105 (+) Income from equity interests (3) (9) (+) Leniency Agreement - (+) (Reversal) provision of the geological event in Alagoas (4) 324 (+) CS-AL hibernation provision 979 (+) Others non-recurring (926) Adjusted Consolidated EBITDA (1) 3,156 Consolidated Net Sales and Service Revenue 70,717 Consolidated EBITDA Margin (%) 4% Adjusted Consolidated EBITDA Margin (%) 4% Note 1: Consolidated EBITDA and Consolidated Adjusted EBITDA correspond, respectively, to Basic EBITDA and Recurring EBITDA in other documents disclosed by the Company including, but not limited to, quarterly earnings releases, investor presentations, annual management report and Sustainability report. Note 2: Represents the constitutions (reversals) of provisions for losses in the recovery of long-lived assets, as well as the net gain (loss) arising from the sale of equity interests. These effects were adjusted for the formation of Adjusted Consolidated EBITDA, since there is no expectation of financial realization associated with such events and, if there is, it will be captured in the appropriate accounts of the income statement. Note 3: Corresponds to the equity equivalence of investments in affiliated and jointly controlled companies. Note 4: Corresponds to the provision (reversal) related to the geological event in Alagoas recorded in each period that impacts the result in "Other Net Revenues (Expenses)". Note 5: Corresponds (i) the discount related to the sale of credit rights; (ii) the result of the recognition of the PIS/COFINS; (iii) the tax credit referring to the deduction of Cide-Combustíveis paid from the PIS/COFINS due on the sale of gasoline since 2004; (iv) impairment loss million in the Mexico segment; (v) the reversal of the withholding tax provision of Braskem Netherlands B.V. related to the concepts of international tax reform (Pillar Two); and (vi) the result of the recognition of presumed PIS/COFINS credits under the Industrial REIQ and the REIQ Investments. Consolidated Gross Debt, Adjusted Net Debt and Financial Leverage (Consolidated Net Debt/Consolidated Adjusted EBITDA) Consolidated Values Fiscal Year Ended December 31, 2025 in R$ million Financing and debentures consolidated (current) (1) 20,772 Financing and debentures consolidated (non-current) (1) 45,356 Derivative Swap CRA (asset)/net liability 60 Consolidated Gross Debt 66,188 Financing Braskem Idesa and its subsidiaries (current) 12,504 Financing Braskem Idesa and its subsidiaries (non-current) 1,803 Adjusted Gross Debt (excluding Braskem Idesa and its subsidiaries) 51,881 Cash and Cash Equivalents (current) (2) 10,501 Financial Investments (current) (2) 1,336 Financial Investments (non-current) 29 Cash and Cash Equivalents Braskem Idesa and its subsidiaries (current) 233 Exclusive Cash of Alagoas 138 Reserve Accounts(3) 122 Cash and Financial Investments (excluding Braskem Idesa and its subsidiaries, Exclusive Cash of Alagoas and Reserve Accounts) 11,373 Net Debt 40,507 Global Agreement 673 Adjusted Net Debt (4) 41,180 Adjusted Consolidated EBITDA 3,156 Adjusted EBITDA excluding Braskem Idesa and its subsidiaries 2,864 Financial Leverage (Consolidated Net Debt / Consolidated Adjusted EBITDA) (3) 14,38x Note 1: Considers Financing of Braskem Idesa and its subsidiaries (current and non-current) Note 2: Considers Cash and Cash Equivalents of Braskem Idesa and its subsidiaries (current) Note 3: Regarding reserve accounts linked to the fulfilment of contractual obligations. Note 4: Adjusted Net Debt corresponds to Gross Debt (excluding the debt of Braskem Idesa and its subsidiaries) minus Cash and Financial Investments (excluding Braskem Idesa and its subsidiaries, the Alagoas Restricted Cash, and reserve accounts), plus the obligations under the Global Agreement in the amount of R$ 673 million at the end of 2025. 2.5.c – Reason why it believes that such measurement is more appropriate for the correct understanding of its financial condition and the result of its operations Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted EBITDA excluding Braskem Idesa and its subsidiaries, Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin The Company uses Consolidated EBITDA, Consolidated Adjusted EBITDA, Adjusted EBITDA excluding Braskem Idesa and its subsidiaries, Consolidated EBITDA Margin and Consolidated Adjusted EBITDA Margin as financial indicators, as it believes that these indicators are measures for calculating the Company's consolidated results, without the influence of its capital structure, tax and financial effects. It is worth mentioning that Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted EBITDA excluding Braskem Idesa and its subsidiaries, Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin are additional information to the financial statements and should not be used as a substitute for audited results as they are not measures recognized by the accounting practices adopted in Brazil or by international accounting standards (IFRS). Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage (Consolidated Net Debt/Adjusted Consolidated EBITDA The Company understands that the measurements of Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage (Consolidated Net Debt/Consolidated Adjusted EBITDA) better reflect its indebtedness and financial leverage. It is worth noting that the Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage (Consolidated Net Debt/Adjusted Consolidated EBITDA) are additional information to the financial statements and may be supplementary measures for shareholders and the market in general in their analysis of the Company's financial condition and operating performance. 2.6 – Events subsequent to the financial statements The Company's Consolidated Financial Statements for the fiscal year ended December 31, 2025 were approved by the Company's Board of Directors and issued on March 26, 2026. The following events were verified subsequent to the financial statements for the fiscal year 2025, pursuant to the rules set forth in Technical Pronouncement CPC 24, approved by CVM Resolution No. 105/2022: In January 2026, the Company became aware of the filing of a Public Civil Action by the DPE and the Association of Entrepreneurs and Victims of Braskem, claiming material and moral damages for entrepreneurs who explore businesses in the edge of the map area. Additionally, in an injunction, they request the creation of an emergency fund to support entrepreneurs, with an initial contribution by Braskem of R$400 thousand to subsidize loans for the benefit of entrepreneurs. The plaintiffs attributed the amount of R$2billion to the case. The Company, supported by the opinion of its external legal advisors, classifies the chance of losing the lawsuit as possible. In the first quarter of 2026, the Company was notified of two new tax assessments totaling R$ 1.2 billion, relating to various federal taxes offset against non-cumulative PIS and COFINS credits generated as a result of the exclusion of ICMS from the calculation bases of such contributions. Based on the opinion of its external legal counsel, the Company assesses the likelihood of loss in this action as possible. 2.7 – Allocation of results (a) rules on retention of profits The Company's Bylaws do not provide for any statutory reservation, as provided for in Article 194 of Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law"). However, the Company's Shareholders' Meeting may resolve on the constitution of other reserves, as well as on the retention of profits, as established in the Brazilian Corporation Law. (a.i) amounts withheld from profits In the fiscal year ended December 31, 2025, the Company recorded a loss. (a.ii) percentages in relation to total reported profits Not applicable, given that the Company recorded a loss in the fiscal year ended December 31, 2025. (b) rules on dividend distribution Mandatory dividend: According to the Company's Bylaws, 25.0% of the net income for the year will be allocated to the payment of mandatory dividends, subject to the legal and statutory advantages of Class "A" and "B" preferred shares. Priority dividend: Class "A" and "B" preferred shares have equal priority in the distribution in each fiscal year, of a minimum, non-cumulative dividend of six percent (6%) on their unit value (obtained by dividing the capital stock by the total outstanding shares), according to the profits available for distribution to shareholders. Common shares will only be entitled to dividends after the payment of dividends from preferred shares. After the provisions of the previous paragraph have been complied with and the common shares are guaranteed a dividend of six percent (6%) levied on their unit value, the class "A" preferred shares shall compete on equal terms with the common shares in the distribution of remaining profit. Class "B" preferred shares will not participate in remaining profits after they receive the minimum dividend referred to above. If there is a surplus of the mandatory dividend after the payment of the priority dividend, it will be applied: in the payment of a dividend to the common shares up to the limit of the priority dividend of the preferred shares; and if there is still a remaining balance, in the distribution of an additional dividend to the common shares and to the class "A" preferred shares, under equal conditions, so that each common or preferred class "A" share receives the same dividend. (c) Periodicity for dividend distributions In accordance with the Brazilian Corporation Law and the Company's Dividend Policy, the resolution on the allocation of the Company's net income, calculated annually based on the Company's audited financial statements, is incumbent upon the Annual Shareholders' Meeting to be held within the first four months following the end of the fiscal year. Without prejudice, the Company is entitled to draw up quarterly and/or semiannual balance sheets and, if there is a profit, the Board of Directors may approve the distribution of advance dividends, with the ad referendum distribution of the Shareholders' Meeting being prohibited, pursuant to paragraph 4 of article 47 of the Bylaws and subject to the legal provisions. In addition, the Board of Directors may declare interim dividends, to the account of retained earnings or existing profit reserves, under the terms of the Law and the Bylaws. (d) any dividend distribution restrictions imposed by law or special regulations applying to the issuer, or otherwise prescribed by contract or by administrative, judicial or arbitration decisions Except for the provisions of the Brazilian Corporation Law and the Company's bylaws, the Company has no restrictions on the distribution of dividends imposed by law or regulation, by contracts or judicial, administrative or arbitration decisions. (d.i) Policy destined for formally approved results, informing the body responsible for the approval, approval date and, if the issuer discloses the policy, websites where the document can be consulted The Company has a Dividend Policy, approved on 06/20/2018 by the Company's Board of Directors, which is available on the Company's (www.braskem-ri.com.br) and CVM (www.cvm.gov.br) websites, establishing the attributions and responsibilities related to the distribution of dividends and/or interest on equity, in accordance with or in addition to the provisions of the applicable laws and regulations. 2.8 – Material items not disclosed in the Financial Statements 2.8.a – Assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items): As disclosed in note 32 (Contractual Obligations) of the Financial Statements, the Company has long-term contractual obligations arising from contracts signed for the purchase of electricity, steam and water, used as inputs in the Company's production process. On December 31, 2025, these commitments totaled R$13,583 million, while the total, at the end of 2024, was R$8,355 million and should be settled by 2045. 2.8.b – Other items not disclosed in the Financial Statements In the fiscal year ended December 31, 2025, there are no material items not disclosed in the Company's Consolidated Financial Statements. 2.9 – Comments on Items Not Evidenced in the Financial Statements In relation to each of the items not disclosed in the financial statements indicated in paragraph 2.8, the directors must comment: 2.9.a – how such items affect or are likely to affect the revenues, expenses, operating results, financial expenses or other items on the issuer's financial statements There is no material item that is not disclosed in the Company's financial statements as of December 31, 2025. 2.9.b – Nature and purpose of the operation There is no material item that is not disclosed in the Company's financial statements as of December 31, 2025. 2.9.c – Nature and amount of the obligations undertaken and the rights generated in favor of the issuer as a result of the transaction There is no material item that is not disclosed in the Company's financial statements as of December 31, 2025. 2.10 – Business Plan Directors should indicate and comment on key elements of the issuer's business plan, specifically exploring the following topics: 2025 Investments At the end of 2025, Braskem (ex-Braskem Idesa and ex-REIQ Investimentos) made corporate investments of approximately R$2,364 million (US$434 million), which were mainly used for: (i) the general maintenance shutdown of the petrochemical plant in Rio de Janeiro; (ii) scheduled shutdowns in resin plants; (iii) the acquisition of spare parts for operational continuity; and (iv) the acquisition of land adjacent to the Duque de Caxias plant, in Rio de Janeiro. In addition, the Company announced the execution of projects within the scope of REIQ Investimentos, which consists of the presumed credit of 1.5% of PIS/COFINS linked to investments in the expansion of the installed capacity of the Brazilian chemical industry. In 2025, the Company advanced in the implementation of projects and recorded around R$322 million in net tax credits through REIQ Investimentos. This amount is mainly related to investments for the implementation of the Transforma Rio project, in technology for efficiency in the resin chain and in the adaptation of the process for the industrial production of new copolymer grades. Regarding Braskem Idesa, investments at the end of 2025 totaled about R$896 million (US$160 million), of which (i) R$397 million (US$70 million) are related to the completion of the construction of the ethane import terminal, through Terminal Química Puerto México (TQPM); and (ii) R$499 million allocated mainly to scheduled shutdown of general maintenance, asset reliability and integrity initiatives and Safety, Health and Environment ("HSE"). 2026 Investments The total investments expected to be made in 2026 by Braskem (ex- Braskem Idesa and ex-REIQ Investimentos) is R$2,565 million, which will be used mainly for: (i) scheduled maintenance shutdowns of the petrochemical plant in Rio Grande do Sul and other resin plants in Brazil; (ii) regulatory and safety-related investments (iii) mechanical integrity of assets and acquisition of spare parts for operational continuity; (iv) investments in technological developments and (v) acquisition of industrial land in the Duque de Caxias industrial complex in Rio de Janeiro. In October 2025, the Board of Directors approved the investment to increase the ethane base capacity of its petrochemical plant in Rio de Janeiro by 220 thousand tons of ethylene per year and equivalent volumes of polyethylene. The total estimated value of the investment in the Project is approximately R$4.2 billion, which may vary by up to 30% given the current stage of maturity of the Project. The implementation of the Project, estimated to be completed by the end of 2028, is conditional on obtaining financing, in addition to the resources already approved under the REIQ Investments benefit for 2025 and 2026. With respect to Braskem Idesa and its subsidiaries, the total investment expected to be made in 2026 is R$242 million (US$44 million), of which approximately R$234 million (US$42 million) will be directed to operational investments in the maintenance and operation of the petrochemical complex and to projects related to operational efficiency, such as maintenance, productivity and HSE), and about R$8 million (US$2 million) will be directed, mainly, to expenses with people, considering the commissioning phase of the terminal. (ii) Sources of financing for investments The Company seeks to finance its investment plan preferably, with financing lines contracted with government agents (including development institutions), both Brazilian and international. In addition, the Company uses a presumed credit of 1.5% PIS/COFINS linked to REIQ Investimentos, applicable to projects eligible for the Brazilian chemical industry. The financing decision depends on the Company's financial strategy and the eligibility of investments for available lines. (iii) ongoing relevant divestments and planned divestments At the end of 2025, there was no process of total divestment of material and strategic assets in progress. In line with its strategic pillars, Braskem maintains its focus on return on invested capital, strengthening its leadership and growth in biopolymers. In this context, the Company constantly evaluates its portfolio of assets in order to guide its strategic decisions for potential future divestments. 2.10.b – the acquisition of plants, equipment, patents and other assets that may have a material impact on the issuer’s production capacity, if already disclosed There is no process for the acquisition of plants, equipment, patents or other relevant assets that could materially influence the Company's production capacity. 2.10.c – new products and services, indicating: 2.10.c (i) description of the ongoing research already disclosed; (ii) total amounts spent by the issuer on research for the development of new products or services; (iii) projects under development already disclosed; and (iv) total amounts spent by the issuer on the development of new products or services. Braskem's Innovation & Technology (R&T) area acts in line with the company's strategic direction, reflecting its vision of the future and commitment to the transformation of the chemical industry. The area has a global structure formed by 352 professionals distributed in research centers, laboratories and state-of-the-art pilot plants, dedicated to developing research that meets the needs of customers, being: (a) 2 technology and innovation centers located in Triunfo, Brazil, and Pittsburgh, United States; (b) 2 polymer technical centers located in Wesseling, Germany, and Coatzacoalcos, Mexico; (c) 1 process technology development center located in Mauá, Brazil; e (d) 2 research centers in renewable chemicals located in Campinas, Brazil, and Boston, United States. Based on this structure, projects and initiatives aligned with the objective were developed that sustain the perpetuity of the business through Braskem's Transformation Program, which brings in conjunction initiatives structured on three pillars: a. Naphtha-based optimization: comprises the implementation of the strategy for naphtha-based assets seeking greater profitability and cash generation. • In 2025, actions were initiated to transform the operation of the chlor-alkali plant, in Alagoas, into a dichloroethane volume handling unit ("EDC"), with the aim of increasing the competitiveness of PVC operations and making it more sustainable. As part of this process, chlor-alkali production was hibernated in September 2025 and part of the existing infrastructure was redirected to EDC handling logistics operations. b. Increase and flexibility of the gas base: considering the greater competitiveness of gas in relation to naphtha, the projects aim to (i) make feasible projects to increase the gas base capacity (ethane/propane/HLR); (ii) expansion of the flexibility of petrochemical plants in Brazil; and (iii) guarantee of operational stability, through stability in the supply and receipt of feedstock. • Part of this pillar is the Transforma Rio project, announced in February 2025, which aims to increase the capacity of the gas-based petrochemical plant in Rio de Janeiro by 220 thousand tons per year of ethylene and equivalent volumes of PE. On October 24, 2025, the approval of the investment by Braskem's Board of Directors was announced. The total estimated investment value is approximately R$ 4.2 billion, which may vary by up to 30% given the current stage of project maturity. The implementation of the Project, estimated to be completed by the end of 2028, is conditional on obtaining financing, in addition to the resources already approved under the REIQ Investimentos benefit for 2025 and 2026. It is estimated that approximately 80% of the project will be disbursed starting in 2027. c. Migration to products with renewable sources: the goal of expanding its production capacity to 1 million tons per year by 2030, reinforcing the competitive advantage in renewables. • Among the initiatives in progress, the following stand out: (i) the Sustainea joint venture, in partnership with Sojitz, which is studying the construction of plants for the production of MEG (monoethylene glycol) from renewable sources ("bioMEG") and MPG (monopropylene glycol) from renewable sources ("bioMPG"); (ii) the joint venture Braskem Siam, in partnership with SCG Chemicals, which evaluates the construction of the first green ethylene plant outside Brazil, in Thailand. In 2025, the Company maintained its focus on developing technological solutions that drive competitiveness, the continued satisfaction of its customers, sustainability and the transition to a circular and low-carbon economy. At the end of 2025, Braskem's portfolio had 108 projects in innovation and technology, more than 440 customers were supported by the team, and 35 new patent applications and 51 extensions were made. Starting in 2025, the Company adopted a new metric to more accurately reflect its strategic priorities and resource allocation. The indicator measures the overall percentage of innovation investments directed to projects with a positive impact on sustainability, such as bio-based initiatives and recycling technologies, considering the operating and capital expenditures ("CAPEX") directly associated with these projects. According to the defined methodology, 49% of innovation capital is currently focused on sustainable initiatives, with a goal of reaching 60% by 2030. In 2025, the total invested by Braskem's Innovation & Technology (R&T) area was R$404.8 million. 2.10.d – opportunities included in the issuer's business plan related to ESG issues: In 2024, Braskem defined the strategic direction with action fronts for the 2025–2027 cycle, based on three pillars: resilience and financial health, transformation and foundation, generating a positive impact for all stakeholders. The transformation pillar is guided by the Transformation Program, focusing on the transformation of Braskem's operations with the Switch to Gas and Fly up to Green strategy. This transformation aims to ensure greater resilience and profitability in the face of changes in the global petrochemical industry, while reinforcing the company's commitment to sustainable development and the agenda to combat climate change. The program is structured on three pillars: a. Naphtha-based optimization: comprises the implementation of the strategy for naphtha-based assets seeking greater profitability and cash generation. b. Increase and flexibility of the gas base: (i) feasibility of projects to increase the gas base capacity (ethane/propane/HLR); (ii) expansion of the flexibility of petrochemical plants in Brazil; and (iii) guarantee of operational stability, through stability in the supply and receipt of feedstock. c. Expansion of the portfolio of goods with renewable sources: the goal of expanding its production capacity to 1 million tons per year by 2030. Braskem has objectives aligned with sustainable development and a proven track record in implementing successful initiatives that reinforce sustainability and climate change mitigation. In line with the Company's Global Plan, Braskem sees the decarbonization of its assets as an opportunity related to ESG. In this sense, the Decarbonization Program was created, an industrial decarbonization plan with the objective of structuring the business plan and advancing initiatives that promote a 15% reduction in absolute CO2 equivalent emissions (scopes 1 and 2) by 2030. In 2025, Braskem continued to advance in the Decarbonization Program, strengthening its lines of action in continuous improvement, energy efficiency, electrification and transition of the energy matrix. Since the beginning of the program, more than 1.5 million tons of CO₂e have been reduced compared to baseline, considering the average from 2018 to 2020. The initiatives focus on Braskem's assets currently in operation and have as a methodological instrument the MACC – Marginal Carbon Abatement Curve and the Industrial Decarbonization Roadmap – Portfolio of Prioritized Decarbonization Initiatives. In line with the Migration to products with renewable sources, the Company continues to advance in its Joint Venture with SCG Chemicals, Braskem Siam Company Ltda, to enable the production of bioethylene in Thailand. The plant will be designed to have a capacity of 200 thousand tons, based on EtE Evergreen™ technology – its own technology, resulting from the partnership between Braskem and Lummus Technology. This initiative represents the Company's first industrial park in Asia and will contribute to the achievement of its long-term objectives. In 2025, the project advanced in the engineering detailing phase, a study necessary to obtain the cost and final design of the construction of the ethanol dehydration unit, for the production of bioethene. In addition, the project has made progress related to the agreements and supply of ethanol with local players, including the logistical solution for this supply and inclusion in the Free Trade Zone by the Thai customs department. In addition, in partnership with Sojitz (a company based in Japan), Sustainea was created, a joint venture focused on the production and commercialization of bioMEG, a feedstock used in the production of PET (polyethyl terephthalate), and bioMPG, which can be used in applications for civil construction, industrial use and cosmetics. In 2023, Sustainea produced the first bottle made from PET of renewable origin from the use of bioMEG, which passed regulatory tests for food contact. In 2025, the main milestones were strategic agreements that enabled access to proprietary processes for bioMEG production and specialized technical support throughout the project. BRASKEM S.A. National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70 State Registration (NIRE) 29300006939 A Publicly-Held Company ANNEX II MANAGEMENT PROPOSAL FOR THE ANNUAL GENERAL MEETING OF BRASKEM S.A. TO BE HELD ON APRIL 29, 2026 Nomination of candidates appointed by Novonor and Petrobras to occupy the positions of effective and alternate members of the Board of Directors and Fiscal Council of the Company, under article 11, item I, of CVM Resolution 81 7.3/7.4 - Composition and professional experience of the management and fiscal council Name Management body Position currently held Date of election Date of taking office Héctor Núñez Board of Directors Chairman of the Board of Directors April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. American 249.498.638-94 2 years (until the 2028 AGM) November 18, 2021 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) October 30, 1962 Business Administrator Yes Finance and Investments Committee Member of the Committee (Effective) May 08, 2024 May 08, 2024 2 years December 08, 2021 Professional Experience: Mr. Héctor Nuñez is a candidate for effective member and Chairman of the Board of Directors, nominated by the shareholder Novonor S.A. – em Recuperação Judicial, and, besides already being an effective member of the Company’s Board of Directors since 11/18/2021, also nominated by the shareholder Novonor, he was re-elected on 04/19/2022 and 04/29/2024. Upon nomination by the same shareholder, he was elected Chairman of the Company’s Board of Directors on 02/03/2025. Mr. Héctor Nuñez is a high-level executive, customer-focused, an international business strategist with more than 25 years of success managing growth, carrying out the reengineering of distressed operations, and launching startups throughout the United States and South America. He served as CEO of Ri Happy Brinquedos S.A. for 9 years, leading transactions for the acquisition of the largest specialized retailers in Brazil. He also served as CEO of Walmart Brazil, a subsidiary of Walmart Stores, Inc., and in several leadership positions at The Coca-Cola Company and companies within its group. From April 2021 to March 2022, he served as Chairman of the Board of Directors of Novonor, having assumed, in March 2022, the position of Chief Executive Officer. He served, from January 2011 to December 2021, as Independent Director of Vulcabrás, and from April 2017 to May 2022, as Chairman of the Board of Directors of Marisa S.A. He is also a member of the board of the NGO Amigos do Bem. Mr. Héctor Nuñez holds a bachelor’s degree and an MBA in Business Administration from Florida International University. Mr. Héctor Nuñez, declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he holds a position in a third-sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Olavo Bentes David Board of Directors Vice Chairman of the Board of Directors April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 223.854.441-00 2 years (until the 2028 AGM) November 28, 2024 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) April 25, 1961 Lawyer/Geologist Yes Finance and Investments Committee Member of the Committee (Effective) December 13, 2024 December 13, 2024 2 years December 13, 2024 Professional Experience: Mr. Olavo Bentes David Nuñez is a candidate for effective member and Vice-President of the Board of Directors, nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras, besides already being an effective member and Vice-President of the Company’s Board of Directors since 11/28/2024, also nominated by the shareholder Petrobras. He began his professional career as a Geologist in 1986 at Petrobras, where he worked for more than twenty years as a Petroleum Prospecting Geophysicist in the areas of seismic data acquisition, seismic processing, and new business. Beginning in 2006, he became a member of the Federal Attorney General’s Office (AGU), serving as a Federal Attorney (admitted through public examination). He was head of the litigation coordination office at the Federal Attorney’s Office in Criciúma/SC and deputy regional attorney with the INSS in the 2nd Region (Rio de Janeiro, Minas Gerais, and Espírito Santo). Working with the National Agency of Petroleum (ANP), Mr. Olavo Bentes served as Deputy Attorney‑General until early 2014, when he assumed the position of Legal Advisor of the newly created Pré‑Sal Petróleo S.A. (PPSA). At PPSA, where he remained for more than eight years, he focused on the drafting and negotiation of Brazilian production sharing contracts, unitization agreements, and the Union’s oil and natural gas commercialization contracts. In April 2022, he returned to the Federal Attorney’s Office of the AGU, where he worked in oil and gas litigation, retiring from public service in September. In the same month, Mr. Olavo Bentes joined the team of lawyers at the law firm Tauil & Chequer, associated with Mayer Brown, where he held the position of Legal Counsel in the Oil and Natural Gas Law area (Corporate and Mergers & Acquisition), remaining there until June 2024, when he assumed the position of Advisor to the President of Petrobras, a position he holds to this day. Mr. Olavo Bentes holds degrees in Geology from the University of Brasília (UnB) and in Law from the Federal University of Rio Grande do Norte (UFRN). He holds a postgraduate degree in Geophysics for Petroleum Prospecting from the Petrobras Corporate University and a specialization in Oil and Natural Gas Law from PRH‑36 (ANP and UFRN program). Mr. Olavo Bentes David declares that he is a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold a position in a third‑sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Carlos Plachta Board of Directors Independent Member of Board of Directors (Effective) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 991.171.187-00 2 years (until the 2028 AGM) April 29, 2024 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) September 21, 1963 Chemical Engineer Yes Statutory Compliance and Audit Committee Member of the Committee (Effective) May 08, 2024 May 08, 2024 2 years May 08, 2024 Professional Experience: Mr. Carlos Plachta is a candidate for independent effective member of the Board of Directors, nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras, besides already being an independent effective member of the Company’s Board of Directors since 04/29/2024, also nominated by the shareholder Petrobras. He has been a partner, Chief Executive Officer and Director of Indústrias Químicas Taubaté S.A. since 2006. He was a partner at Hidroclean Ltda. from January 1999 to July 2003. He has experience in the preparation and review of engineering documents; field production monitoring and optimization; scale‑up from laboratory scale to pilot scale to industrial scale; management of the expansion project of the Prosint Methanol Unit in Rio de Janeiro; management of the expansion project of the Metanor Methanol Unit in Bahia; management of the expansion project of the Coppenor Methanol Unit in Bahia; and management of the project to expand the capacity of the primary tower of the Maguinhos Petroleum Refinery in Rio de Janeiro. Additionally, he has experience in the commercial, financial, cost and turnaround areas. He holds a degree in Chemical Engineering from the Federal University of Rio de Janeiro. Mr. Carlos Plachta declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold a position in a third‑sector organization. Based on his self‑declaration and the analysis of the Board of Directors, Mr. Carlos Plachta has been characterized as an independent member based on the independence criteria defined in Annex K of CVM Resolution No. 80 and replicated in a Policy approved by the Company’s Board of Directors. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Luiz Eduardo Valente Moreira Board of Directors Member of Board of Directors (Effective) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 929.338.668-20 2 years (until the 2028 AGM) February 03, 2025 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) February 19, 1957 Chemical Engineer Yes People and Organizational Committe Coordinator February 02, 2025 February 02, 2025 2 years February 02, 2025 Professional Experience: Mr. Luiz Eduardo Valente Moreira is a candidate for effective member of the Board of Directors, nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras, besides already being an effective member of the Company’s Board of Directors since 02/03/2025, also nominated by the shareholder Petrobras. He has worked for 45 years in the Petrobras System, where he has held several managerial positions, such as: Superintendent of the Presidente Getúlio Vargas Refinery (REPAR) from September 1999 to July 2000; General Manager of Refining Technology in the Supply area (AB‑RE/TR) from December 2001 to April 2005; General Manager of the Henrique Lage Refinery (REVAP) from May 2005 to September 2008; General Manager of the Bahia Nitrogen Fertilizer Plant (FAFEN‑BA) from September 2008 to September 2009; Executive Manager of Gas & Energy – Gas‑Chemicals and Liquefaction (GE‑GQL) from September 2009 to August 2013; Director of the “Comperj Petrochemical” project at Braskem from September 2013 to May 2015; Executive Manager of Health, Safety and Environment (SMS) from June 2015 to March 2018; Executive Manager of Industrial (Refining) from April 2018 to April 2019; Vice‑President of Projects and Digital Technologies at Braskem Petrochemical from April 2019 to June 2020; Services Director at Petrobras Transporte – Transpetro from July 2020 to September 2021; President of Transpetro from September 2021 to April 2023; and Managing Director of Fábrica Carioca de Catalisadores since May 2023, a position he holds to the present date. Mr. Luiz Valente Moreira graduated in Chemical Engineering from the Federal University of Rio de Janeiro (UFRJ) in 1980, having started his career at Petrobras in the same year, on 03/10/1980. He holds a postgraduate degree in Petroleum Processing Engineering from the Federal University of Rio de Janeiro (UFRJ) and an Executive MBA from COPPEAD (UFRJ). Mr. Luiz Eduardo Valente Moreira declares that he is a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold a position in a third‑sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Paulo Roberto Britto Guimarães Board of Directors Member of Board of Directors (Effective) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 253.779.305-68 2 years (until the 2028 AGM) April 29, 2024 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) July 21, 1960 Chemical Engineer Yes Strategy, Communication and ESG Committee Member of the Committee (Effective) May 08, 2024 May 08, 2024 2 years May 08, 2024 Professional Experience: Mr. Paulo Roberto Guimarães is a candidate for effective member of the Board of Directors, nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras, besides already being an effective member of the Company’s Board of Directors since 04/29/2024, also nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras. He served as Superintendent of Investment Attraction and Economic Development Promotion at the Secretariat of Industry, Commerce and Mining (SICM) from 2009 to 2014 and has served as Superintendent of Investment Attraction and Economic Development Promotion at the Secretariat of Economic Development (SDE) of the State of Bahia since 2015, having served as Acting Secretary between April and May 2015, April and May 2018, and between March and May 2022, in addition to participating in several international missions of the Government of the State of Bahia, many of them advising or representing the Governor of the State of Bahia (2010–2023). Since April 2024, he has held the Presidency of Bahiainveste – Empresa Baiana de Ativos. He held the positions of Coordinator of the Chemical Engineering Program, Head of the Department of Engineering and Architecture, and Coordinator of the Master’s Program in Energy at Universidade Salvador – UNIFACS, where he also served as a full professor until 2017, researcher and permanent faculty member of the Master’s Program in Energy, collaborating professor of the Joint Doctorate in Chemical Engineering (UFBA/UNIFACS), and professor in the Undergraduate Program in Chemical Engineering. He also served as Technical Coordinator of the Fuel Quality Monitoring Program (PMQC) of the National Agency of Petroleum, Natural Gas and Biofuels – ANP in Bahia until 2014, and as a full member of the Teaching, Research and Extension Council (CONSEPE) and the University Council (CONSUNI). He served as Chairman of the Board of Directors of Empresa Baiana de Ativos S.A. – Bahiainveste from 2017 to 2024 and as Full Member of the Board of Directors of Companhia Baiana de Pesquisa Mineral – CBPM, where he served as Chairman between April and July 2023, in addition to having served as Chairman of the Fiscal Council of Empresa Baiana de Pesca – Bahia Pesca from 2015 to 2023, full member at various times of the Advisory Council of Fapesb – Fundação de Amparo à Pesquisa do Estado da Bahia, and full member of the Regional Chemistry Council of Bahia – CRQ 7th Region. He has experience in the areas of Chemical Engineering and Energy, with emphasis on petroleum and petrochemicals, renewable energies, green hydrogen, energy transition, catalysis, thermodynamics, modeling and simulation, fuels, petroleum derivatives, and regulation of the petroleum industry, in which he coordinated and participated in several research and engineering projects funded by companies (Petrobras, Braskem, Ford, etc.) and development agencies (Fapesb, ANP and MCT/CNPq/FINEP/CTPetro). Mr. Paulo Roberto Guimarães holds a degree in Chemical Engineering from the Federal University of Bahia, a master’s degree in Chemical Engineering from the University of Campinas, and a PhD in Chemical Engineering from the University of Leeds, England. Mr. Paulo Roberto Guimarães declares that he is a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he holds a position in a third‑sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office José Mauro Mettrau Carneiro da Cunha Board of Directors Independent Member of Board of Directors (Effective) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 299.637.297-20 2 years (until the 2028 AGM) December 20, 2019 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) December 04, 1949 Engineer Yes Statutory Compliance and Audit Committee Member of the Committee (Effective) November 10, 2025 November 10, 2025 2 years - until the 1st BoD meeting after the AGM 2026 November 10, 2025 Professional Experience: Mr. José Mauro Mettrau Carneiro da Cunha is a candidate for independent effective member of the Board of Directors, nominated by the shareholder Novonor S.A. – em Recuperação Judicial, besides already being an effective member of the Company’s Board of Directors since 12/20/2019, also nominated by the shareholder Novonor, and re‑elected on 05/29/2020, 04/19/2022 and 04/29/2024. On 02/03/2025, Mr. José Mauro ceased to serve as Chairman of the Board of Directors and began to act as effective member. Mr. José Mauro served as Chairman of the Board of Directors of Novonor until January 2024, Chief Executive Officer of Novonor from April 2021 to March 2022, and member of the Board of Directors of Oi S.A. from September 2018 to September 2020, having previously served as Chairman of the Board of Directors of Oi S.A. since 2009. He began his career as an employee of BNDES, where he held several roles and various executive positions (from 1974 to 1990), and was later appointed Director (from 1991 to 1998) and Vice‑President, responsible for the areas of Industrial Operations, Legal Affairs and Fiscal Matters (from 1998 to 2002). His main professional experiences include: (i) Full Member of the Board of Directors of Telemar Participações S.A. (from 2008 until its merger in September 2015); (ii) Full Member of the Board of Directors of Vale S.A. (from 2010 to April 2015); (iii) Interim Chief Executive Officer of Oi S.A. in 2013; (iv) Chairman of the Board of Directors of the following companies: Tele Norte Leste Participações S.A. (from 1999 to 2003 and from 2007 to 2012), where he also served as Alternate Member of the Board of Directors in 2006; Telemar Norte Leste S.A. (from 2007 to 2012); TNL PCS S.A. (from 2007 to 2012); Tele Norte Celular Participações S.A. (from 2008 to 2012); Coari Participações S.A. (from 2007 to 2012); Dommo Empreendimentos Imobiliários S.A., formerly named Calais Participações S.A. (from 2007 to December 2016); (v) Full Member of the Board of Directors of Log‑In Logística Intermodal S.A. (from 2007 to 2011); (vi) Full Member of the Board of Directors of Lupatech S.A. (from 2006 to 2012); (vii) Full Member of the Board of Directors of Santo Antonio Energia S.A. (from 2008 to 2016); (viii) Full Member of the Board of Directors of the following companies: (a) Braskem S.A. (from 2007 to 2010), where he previously served as Vice‑President of Strategic Planning (from 2003 to 2005); (b) LIGHT Serviços de Eletricidade S.A. (from 1997 to 2000); (c) Aracruz Celulose S.A. (from 1997 to 2002); (d) Politeno Indústria e Comércio S.A. (from 2003 to 2004); (e) BANESTES S.A. – Banco do Estado do Espírito Santo (from 2008 to 2009); and (f) Pharol, SGPS, S.A. (from 2015 to 2017). Mr. José Mauro graduated in Mechanical Engineering from the Catholic University of Petrópolis, in Rio de Janeiro, in 1971. He completed the Executive Program in Management at the Anderson School, University of California, in December 2002. Mr. José Mauro declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he holds a position in a third‑sector organization. Based on his self‑declaration and the analysis of the Board of Directors, Mr. José Mauro has been characterized as an independent member based on the independence criteria defined in Annex K of CVM Resolution No. 80 and replicated in a Policy approved by the Company’s Board of Directors. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified him from engaging in any professional or commercial activity. With respect to administrative proceedings before the CVM, the candidate was convicted in the Sanctioning Administrative Proceeding PAS CVM 19957.004416/2016-00 (upheld on appeal in MF-CRSFN-CVM 10372.100118/2023-67). Name Management body Position currently held Date of election Date of taking office Gesner José de Oliveira Filho Board of Directors Independent Member of Board of Directors (Effective) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 013.784.028-47 2 years (until the 2028 AGM) June 27, 2017 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) May 17, 1956 Economist Yes Statutory Compliance and Audit Committee Coordinator May 08, 2024 May 08, 2024 2 years August 09, 2017 Professional Experience: Mr. Gesner José de Oliveira Filho is a candidate for independent effective member of the Board of Directors, nominated by the shareholder Novonor S.A. – em Recuperação Judicial, besides already being an independent effective member of the Company’s Board of Directors since 06/27/2017, also nominated by the shareholder Novonor, and re‑elected on 04/30/2018, 05/29/2020, 04/19/2022 and 04/29/2024. He is certified by the IBGC as an independent director and Audit Committee member (CCoAud+); member of the Board of Directors of TIM, where he coordinates the Statutory Audit Committee and is a member of the ESG Committee; Chairman of the Bo ard of Directors of Estre Ambiental; and member of the Self‑Regulation Council of FEBRABAN. Additionally, he is a member of the International Academy of Law and Economics (AIDE), and, on a pro bono basis, a member of the Advisory Board of the Brazilian Association of Infrastructure and Basic Industries (Abdib), of the +Água Movement of the UN Global Compact Brazil Network, and of the Brazilian Institute for Competition Ethics (ETCO). He is Director of the Basic Sanitation Division of the Infrastructure Department (DEINFRA) of FIESP and member of the Superior Council for Infrastructure (COINFRA) of FIESP. He is also a partner at GO Associados and Professor at Fundação Getúlio Vargas (FGV), where he coordinates the Center for Studies on Infrastructure and Environmental Solutions. He served as Chairman of the Board of Directors of KWPar, member of the Global Advisory Council of UBER, and member of the Boards of Directors of Iguá, Usiminas, Sabesp, CESP, Banco Nossa Caixa and Varig; additionally, between 2007 and 2011, he was CEO of SABESP – Companhia de Saneamento do Estado de São Paulo, and between 1996 and 2000 he served as Chairman of CADE – the Administrative Council for Economic Defense. Mr. Gesner Oliveira holds a PhD from the University of California (Berkeley), a master’s degree from Unicamp, and a bachelor’s degree from FEA‑USP, in Economics. Mr. Gesner de Oliveira declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold a position in a third‑sector organization. Based on his self‑declaration and the analysis of the Board of Directors, Mr. Gesner de Oliveira has been characterized as an independent member based on the independence criteria defined in Annex K of CVM Resolution No. 80 and replicated in a Policy approved by the Company’s Board of Directors. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office João Pinheiro Nogueira Batista Board of Directors Member of Board of Directors (Effective) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 546.600.417-00 2 years (until the 2028 AGM) April 16, 2019 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) August 13, 1956 Economist Yes Strategy, Communication and ESG Committee Coordinator November 10, 2025 November 13, 2025 2 years - until the 1st BoD meeting after the AGM 2026 November 13, 2025 Professional Experience: Mr. João Nogueira is a candidate for effective member of the Board of Directors, nominated by the shareholder Novonor S.A. – em Recuperação Judicial, besides already being an effective member of the Board of Directors of Braskem S.A. since 04/16/2019, also nominated by the shareholder Novonor S.A., and re‑elected on 05/29/2020, 04/19/2022 and 04/29/2024. He has served for more than 20 years on Boards of Directors of companies in Brazil and abroad and is currently a board member of the Instituto de Reciclagem do Adolescente – Recicla, a third‑sector organization. Mr. João Nogueira served as CEO of Marisa Lojas from February 2023 to February 2024, as well as Chairman of the Board of Directors of Companhia Docas do Espírito Santo S/A – Porto de Vitória from early 2022 until April 2024. He was an independent member of the Board of Directors of Wiz Soluções e Corretagem de Seguros from April 2020 to April 2022; a member of the Board of Directors of Atvos Agroindustrial S.A. – em Recuperação Judicial until January 2023; and CEO of Evoltz Participações S.A. until January 2022. Within the Novonor Group, he served as an independent member of the Boards of Directors of Odebrecht Engenharia e Construção since June 2017 and of Ocyan since April 2018, positions he held until January 2019, when he joined the Board of Directors of Novonor, where he remained until April 2021. In his broad executive career built across the public and private sectors, he served as CEO of Swiss Re, Bertin S.A. and Suzano Petroquímica, as well as having held executive positions at Petrobras, Dresdner Bank, Citibank, Radiobras and Siderbras. Mr. João Nogueira holds a degree in Economics from PUC‑RJ and an MBA in Economic Engineering from Universidade Gama Filho, Rio de Janeiro. Mr. João Nogueira declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he holds a position in a third‑sector organization, as highlighted in his résumé. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Juliana Sá Vieira Baiardi Board of Directors Member of Board of Directors (Effective) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 930.530.705-10 2 years (until the 2028 AGM) April 19, 2022 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) February 14, 1974 Engineer Yes People and Organizational Committe Member of the Committee (Effective) May 08, 2024 May 08, 2024 2 years May 08, 2024 Professional Experience: Ms. Juliana Baiardi is a candidate for effective member of the Board of Directors, nominated by the shareholder Novonor S.A. – em Recuperação Judicial, besides already being an effective member of the Company’s Board of Directors since 04/19/2022, also nominated by the shareholder Novonor, and re‑elected on 04/29/2024. Since November 2024, Ms. Juliana Baiardi has served as Executive Vice‑President of Planning and Management at Simpar S.A. Previously, she joined the Novonor Group in August 2011, remaining there until November 2023, where she held several positions, including: Business Leader – Equity Holdings at Novonor from June 2022 to October 2023; member of the Board of Directors of OTP (Odebrecht Transportes) from June 2019 until November 2024; Advisor to the President of Novonor from April 2021 to June 2022; Vice‑Chair of the Board of Directors of Odebrecht Engenharia e Construção from October 2019 until June 2022; Chief Executive Officer of Atvos from May 2019 to February 2021; Chief Executive Officer of OTP from May 2017 to May 2019; Chief Executive Officer of Odebrecht Ambiental from September 2016 to April 2017; Chief Financial Officer of Odebrecht Ambiental from February 2016 to September 2016; and Logistics Director of OTP from August 2011 to February 2016. Before joining the Novonor Group, Ms. Juliana Baiardi worked for 10 years at JP Morgan in the areas of Investment Banking in Latin America and Private Equity. She also worked at Dresdner Bank in Brazil in the Project Finance division from 1997 to 1999. Ms. Juliana Baiardi holds a degree in Civil Engineering from UFBA – Universidade Federal da Bahia and an MBA from Columbia Business School in New York. Ms. Juliana Sá Vieira Baiardi declares that she is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that she does not hold a position in a third‑sector organization. Convictions: The candidate declares that she does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Mauricio Dantas Bezerra Board of Directors Member of Board of Directors (Effective) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 861.028.185-04 2 years (until the 2028 AGM) November 28, 2024 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) April 20, 1975 Lawyer Yes Strategy, Communication and ESG Committee Member of the Committee (Effective) December 13, 2024 December 13, 2024 2 years December 13, 2024 Professional Experience: Mr. Mauricio Dantas Bezerra is a candidate for effective member of the Board of Directors, nominated by the shareholder Novonor S.A. – em Recuperação Judicial, besides already being an effective member of the Company’s Board of Directors since 11/28/2024, also nominated by the shareholder Novonor. He has executive experience as a leader of teams in the legal and corporate governance areas, having held strategic roles with relevant responsibilities over the past 16 years in Brazil and abroad. He has solid expertise in conducting difficult negotiations, diagnosing intricate problems, and developing and executing strategies in complex and multifaceted situations, with participation on boards of directors of companies and joint ventures. He has experience coordinating the work of law firms and consultants, playing a central role in defining and conducting negotiation and litigation strategies, as well as leading M&A transactions, structuring infrastructure projects, and negotiating leniency agreements with various authorities in Brazil and abroad. He also has experience in capital markets, financial transactions, tax planning and strategic litigation, including contributing to the formation of jurisprudence in leading cases before higher courts, as well as business‑oriented executive work, integrating the decision‑making and strategic planning center. Mr. Mauricio Dantas Bezerra has served, since 2022, as Vice President of Legal Affairs and Corporate Governance of Novonor S.A., a position he also held from 2018 to 2020. He was Founding Partner of VMB Jurídica, where he led complex projects from 2020 to 2022. From 2016 to 2018, he served as Legal Director of Construtora Norberto Odebrecht, and from 2013 to 2016, he served as Legal and Corporate Governance Director of Odebrecht Ambiental S.A. At Braskem S.A., he served as Legal Director from 2008 to 2012, where he was responsible for the corporate and capital markets, M&A, projects, financial, tax, commercial, labor, intellectual property, environmental, antitrust (CADE), arbitration and litigation areas. He holds a law degree from Unifacs – Universidade Salvador, an LLM from the University of Warwick – Warwick, UK (Chevening Scholar and Distinction Award), and completed the Global Leaders Program at the Wharton School of the University of Pennsylvania – Philadelphia. Mr. Mauricio Dantas Bezerra declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold a position in a third‑sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Lucas Cive Barbosa Board of Directors Member of Board of Directors (Effective) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 323.198.758-08 2 years (until the 2028 AGM) November 13, 2025 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) June 17, 1984 Administrador Yes Finance and Investments Committee Coordinator November 10, 2025 November 13, 2025 2 years - until the 1st BoD meeting after the AGM 2026 November 13, 2025 Professional Experience: Mr. Lucas Cive is a candidate for effective member of the Board of Directors, nominated by the shareholder Novonor S.A. – em Recuperação Judicial, besides already being an effective member of the Board of Directors of Braskem S.A. since 11/13/2025, also nominated by the shareholders Novonor S.A. – em Recuperação Judicial and NSP Investimentos S.A. He has served as Chief Financial and Information Technology Officer at Novonor S.A. since July 2024, and previously served as Chief Financial and Information Technology Officer of OEC S.A. (2022–2025). He has more than 20 years of experience in the financial sector, having served as Executive Director at Alvarez & Marsal (2020–2022); Director at BBC Digital – JSL (2019–2020); Chief Financial Officer at Simpar S.A. – JSL (2018–2019); and Director of Corporate Finance at Odebrecht Engenharia e Construção S.A. (2015–2018), having led financial teams in highly complex projects (such as debt restructuring, M&A, strategic planning, investor relations, among others). He holds a bachelor’s degree in Business Administration from the School of Economics and Business Administration of the University of São Paulo (2006) and an MBA from the MIT – Sloan School of Management (2015). Mr. Lucas Cive declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold a position in a third‑sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Guilherme Simões de Abreu Board of Directors Member of Board of Directors (Alternate) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 065.800.095-00 2 years (until the 2028 AGM) May 29, 2020 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) September 26, 951 Business Administrator Yes People and Organizational Committe Member of the Committee (Effective) May 08, 2024 May 08, 2024 2 years April 27, 2022 Professional Experience: Mr. Guilherme Simões de Abreu is a candidate for alternate member of the Board of Directors, nominated by the shareholder Novonor S.A. – em Recuperação Judicial, besides already being an alternate member of the Board of Directors of Braskem since May 29, 2020, also nominated by the shareholder Novonor, having been re‑elected on April 19, 2022, and April 29, 2024. Until January 2023, he held the position of Head of People, Communications and Organization at Novonor S.A. From June 2018 to December 2019, he served as Executive Secretary of the Board of Directors of Novonor S.A. From 2013 to March 2017, he was Manager at Novonor S.A. for People and Organization matters. Mr. Guilherme Simões declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold a position in a third‑sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Andréa Barcellos de Aragão Board of Directors Member of Board of Directors (Alternate) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 077.130.637-73 2 years (until the 2028 AGM) 29/04/2026 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) June 29, 1978 Production Engineer No N/A N/A N/A N/A N/A N/A Professional Experience: Ms. Andréa Barcellos de Aragão is a candidate for alternate member of the Board of Directors, nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras. Since August 2024, she has served as HSE Manager for the Logistics area at Petrobras. Between April 2022 and July 2024, she held the position of Sector Manager of Storage and Pipeline Transportation Services at Petrobras. From March 2021 to March 2022, she was Performance and Optimization Manager at Transpetro, reporting to the Pipelines and Terminals Directorate in Rio de Janeiro. From December 2015 to February 2021, she served as Sector Manager of Operational Performance at Transpetro, also within the Pipelines and Terminals Directorate. Between January 2012 and November 2015, she worked as Coordinator of Logistics Bases in the Terminals and Pipelines Directorate (DTO) at Transpetro. Finally, from October 2006 to December 2011, she worked as a Production Engineer, also at Petrobras. She holds a Master’s degree in Production Engineering from the Pontifical Catholic University of Rio de Janeiro (PUC‑Rio), with an emphasis in Logistics, and a bachelor’s degree in Production Engineering from the Fluminense Federal University (UFF). Ms. Andréa Barcellos de Aragão declares that she is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that she does not hold a position in a third‑sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Edmundo José Correira Aires Board of Directors Member of Board of Directors (Alternate) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 607.165.097-68 2 years (until the 2028 AGM) April 29, 2026 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) May 23, 1958 Chemical Engineer No N/A N/A N/A N/A N/A N/A Professional Experience: Mr. Edmundo José Correira Aires is a candidate for alternate member of the Board of Directors, nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras. Since July 2023, he has served as General Manager of INP/PQ. Between February 2019 and June 2023, he served as Petrobras Master‑Level Professional at INP/PRGN/PART III. Between September 2018 and February 2019, he worked simultaneously at GIA RGN/PILC and INP/PILC, also as a Petrobras Master‑Level Professional. From March 2017 to August 2018, he served as Representative in an Affiliated/Controlled Company at GIA RGN/PGE/CTMBBI I. From April 2016 to March 2017, he worked as Senior Processing Engineer at GIA RGN/PILC, a role he had also performed from November 2015 to March 2016 in the AB CR area. Between May 2015 and October 2015, he served as Manager in the AB PQ/PAPQ/PAPQ I area. From May 2010 to May 2015, he worked as Senior Processing Engineer at AB PQ. Between June 2008 and May 2010, he held the position of Manager at AB PQF/PI II/GPP II, after having served as Special Coordinator at PETROQUISA/PRQ from June 2006 to May 2008. Between September 2004 and May 2006, he served as Manager at AB PQF/PI/AEI, having previously served as Manager in the AB PQ/PCP/PCP II area from December 2000 to August 2004. In 2000, he served as Technical Studies Coordinator at PETROQUISA/GEPLAN, after having worked from January 1995 to January 2000 as Processing Engineer at CENPES/SUPEN/DIPRIND/SETRAT. From May 1992 to December 1995, he worked as Processing Engineer at CENPES/SUPEN/DIPRIND/SECOM. From June 1988 to April 1992, he served as Area Chief at PETROQUISA/GETEC/NAIPET, and from March 1980 to May 1988, he worked as Chemical Engineer at PETROQUISA/GETEC/DETEC. Between May 2010 and April 2015, he served as Vice President of Innovation and Technology at Braskem S.A., as Statutory Officer. From March 2017 to August 2018, he served as President of Termobahia S.A., Chief Executive Officer of Termomacaé Ltda., and Administrative Director of Baixada Santista S.A., also as Statutory Officer. Between February 2019 and June 2023, he worked at Petrobras Biocombustível S.A. as Biodiesel Director and, from February to August 2019, also as Agricultural Supply Director, both statutory positions. He also held several board representation roles: alternate member of COPENE between 2001 and 2002; alternate member of the Board of Braskem from 2002 to 2008 and full member from 2008 to 2010; full member of the Board of Directors of Fábrica Carioca de Catalisadores S.A. from 2004 to 2008; full member of the Board of Directors of Petroquímica Triunfo S.A. from 2005 to 2008, having served as Chairman of the Board; member of the Board of Directors of CNPEM from 2011 to 2015; member of the Orientation Council of IPT from 2011 to 2015; and full member of the Board of Directors of GUARANI S.A. from November 2015 to February 2017. He holds a bachelor’s degree in Chemical Engineering from the Federal University of Rio de Janeiro (UFRJ). Mr. Edmundo José Correira Aires declares that he is a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold a position in a third‑sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Julio Cezar Jeronimo dos Santos Board of Directors Member of Board of Directors (Alternate) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 000.410.917-10 2 years (until the 2028 AGM) April 29, 2026 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) January 30, 1969 Mechanical Engineer No N/A N/A N/A N/A N/A N/A Professional Experience: Mr. Julio Cezar Jeronimo dos Santos is a candidate for alternate member of the Board of Directors, nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras. Since 2023, he has served as General Manager of Natural Gas Processing at Petrobras. Between 2021 and 2023, he served as Executive Manager of HSE at Transpetro. From 2018 to 2021, he was Infrastructure Manager in the Refining area, after having served from 2015 to 2018 as Process Safety Manager in HSE. From 2009 to 2015, he worked as Reliability and Operational Support Manager – Gas, Chemicals and Liquefaction, in the Gas and Energy area. Between 2006 and 2009, he served as Project Coordinator, after having worked from 2001 to 2006 in the area of Scheduled Shutdown Planning in Refining. He began his professional career in 1989 as an Industrial Mechanical Technician at Companhia Siderúrgica Nacional (CSN) and later at FURNAS Centrais Elétricas in the Nuclear Directorate, currently renamed ELETRONUCLEAR, where he worked as a commissioning engineer in the secondary reactor protection system from October 1996 to January 2001. Since September 2025, he has also served as Fiscal Council Member of ABRAMAN. He holds an MBA in Project Management (FEA‑USP, 2006) and a Specialization in Maintenance Engineering (UFRJ, 1999). He holds a degree in Mechanical Engineering from CEFET‑RJ and an MBA in Agribusiness from ESALQ/USP (2026). Mr. Julio Cezar Jeronimo dos Santos declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold a position in a third‑sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Rodrigo Tiradentes Montecchiari Board of Directors Member of Board of Directors (Alternate) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 073.285.937-92 2 years (until the 2028 AGM) February 19, 2022 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) June 21, 1976 Economist Yes Finance and Investments Committee Member of the Committee (Effective) May 08, 2024 May 08, 2024 2 years April 27, 2022 Professional Experience: Mr. Rodrigo Montecchiari is a candidate for alternate member of the Board of Directors, nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras, besides already being an alternate member of the Company’s Board of Directors, also nominated by the shareholder Petrobras since 04/19/2022, having been re‑elected on 04/29/2024. Mr. Rodrigo Montecchiari has served as Economic Analysis Manager at Petrobras S.A. since April 2025, Director of Petrobras America Inc. since 04/12/2024, and Fiscal Council Member of Refinaria de Mucuripe S.A. since November 2020. Additionally, he served as General Manager of Financial and Commercial Operations Control between December 2022 and March 2025, and as Chief Financial Officer (CFO) of PB‑LOG from April 2017 to December 2021. He also held the position of Fiscal Council Member of Cia Petroquímica de Pernambuco from April 2013 to June 2017; Cia de Gás do Estado do Mato Grosso do Sul from April 2013 to April 2015; Paraná Xisto S.A. from December 2020 to November 2022; Refinaria de Manaus S.A. from December 2020 to November 2022; Refinaria de Mataripe S.A. from December 2020 to November 2021; and Logum Logística S.A. from May 2018 to April 2021. He also served as Corporate Finance Coordinator at Petrobras from December 2012 to March 2017, and as Chief Financial and Administrative Officer at the following companies: Petrobras Namibia from March 2012 to November 2012; Petrobras Angola from March 2010 to February 2012; Petrobras Nigeria from May 2007 to February 2010; and as Audit and Joint Ventures Coordinator at Petrobras from 2003 to April 2007. He holds a degree in Economics from the Fluminense Federal University, an Executive MBA from Fundação Dom Cabral, and a Master’s degree in Corporate Finance from the University of Liverpool (distance learning). Mr. Rodrigo Montecchiari declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold a position in a third‑sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Eduardo de Nardi Ros Fiscal Council Member of Fiscal Council (Effective) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 008.054.840-78 1 year (until the 2027 AGM) 29/04/2026 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) September 06, 1984 Economist No N/A N/A N/A N/A N/A N/A Professional Experience: Mr. Eduardo De Nardi Ros is a candidate for effective member of the Fiscal Council, nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras. In addition, he has served as Executive Manager of Investor Relations (Head of IR) at Petrobras since 2023. Between 2019 and 2023, he served as Executive Manager of Performance (Controller) also at Petrobras. Since 2013, he has worked in the Performance/Controllership area at Petrobras, during which time he has held various leadership positions. He holds a Master’s degree in Economic Theory from the University of São Paulo (USP) and a Bachelor’s degree in Economics from the Federal University of Rio Grande do Sul (UFRGS). Mr. Eduardo De Nardi Ros declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold a position in a third‑sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Maurício Nogueira Fiscal Council Member of Fiscal Council (Effective) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 991.894.537-00 1 year (until the 2027 AGM) April 28, 2025 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) August 10, 1970 Financial Advisor No N/A N/A N/A N/A N/A N/A Professional Experience: Mr. Mauricio Nogueira is a candidate for effective member of the Fiscal Council, nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras, besides already being an effective member of the Company’s Fiscal Council since April 28, 2025, also nominated by the shareholder Petrobras. Mr. Mauricio Nogueira has served as Advisor to the President at Petrobras since 08/06/2024, supporting the advisory activities of the Chief Financial and Investor Relations Officer. He worked as an employee of Banco do Brasil for more than 35 years, until November 2021, in several areas, such as the International Division, Financial Operations Desk, Risk Management, International Funding, among others. From August 2019 to November 2021, he served as Statutory Director of Banco do Brasil in the Finance Division, being responsible for developing the financial management strategy and capital management policies, planning and raising funds in the financial and capital markets, financial asset and liability structure, among other responsibilities. He holds a degree in Mathematics Education from the State University of Rio de Janeiro (UERJ), an Executive MBA in Capital Markets from IBMEC, and a Master’s degree in Mathematical Methods in Finance from the Institute for Pure and Applied Mathematics (IMPA). Mr. Mauricio Nogueira declares that he is a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold a position in a third‑sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Ana Patrícia Soares Nogueira Fiscal Council Member of Fiscal Council (Effective) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 535.222.575-53 1 year (until the 2027 AGM) April 28, 2025 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) December 10, 1969 Lawyer No N/A N/A N/A N/A N/A N/A Professional Experience: Ms. Ana Patrícia Soares Nogueira is a candidate for effective member of the Fiscal Council, nominated by the shareholder Novonor S.A. – em Recuperação Judicial, besides already being an effective member of the Company’s Fiscal Council since April 28, 2025, also nominated by the shareholder Novonor. Ms. Ana Patrícia Soares Nogueira is an attorney, serving as Managing Partner since September 2012 at the law firm Ana Patrícia Soares Nogueira – Sociedade Individual de Advocacia, a legal consultancy focused on corporate matters, with emphasis on Corporate, Commercial, Contractual Law and Corporate Governance. From June 2017 to January 2021, Ms. Ana Patrícia Nogueira served as Legal Manager for Corporate Law and Corporate Governance at OEC S.A., acting as Executive Secretary of the Board of Directors in support of the Chairman of the Board and the Chief Executive Officer, as well as managing matters related to intellectual property, powers of attorney and other activities within the Corporate Law area. Ms. Ana Patrícia also served as alternate member of the Fiscal Council of Braskem S.A. from March 2009 to April 2016; Legal Manager for the Corporate Area at Braskem S.A. from August 2002 to December 2008; alternate member of the Board of Directors of Polietileno Indústria e Comércio S.A. from December 2004 to April 2007; alternate member of the Board of Directors of Polialden Petroquímica S.A. from April 2004 to May 2006; independent attorney from October 1997 to August 2001, providing services to companies controlled by the Odebrecht Group (Trikem S.A., OPP Petroquímica S.A., COPENE – Companhia Petroquímica do Nordeste and others), to Fundação Odebrecht and to Instituto de Hospitalidade; attorney in the Corporate, Commercial, Civil and Labor areas at Trikem S.A. from January 1992 to October 1997; and intern, later attorney, in the Corporate, Commercial and Civil areas at Onbiv S.A. from April 1991 to 1994. Ms. Ana Patrícia Soares Nogueira declares that she is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that she does not hold a position in a third‑sector organization. Convictions: The candidate declares that she does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Gilberto Braga Fiscal Council Member of Fiscal Council (Effective) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 595.468.247-04 1 year (until the 2027 AGM) April 19, 2015 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) October 08, 1960 Economist, Accountant, and Business Administrator No N/A N/A N/A N/A N/A N/A Professional Experience: Mr. Gilberto Braga is a candidate for effective member of the Fiscal Council, nominated by the shareholder Novonor S.A. – em Recuperação Judicial, besides already being an effective member of the Company’s Fiscal Council since April 19, 2015, also nominated by the shareholder Novonor. Mr. Gilberto Braga has served as an effective member of the Fiscal Council in recent years, having been re‑elected on April 28, 2025. Mr. Gilberto Braga is a business consultant in the areas of finance, capital markets, corporate matters, taxation, expert examination and judicial expert support, and also serves as fiscal council member, board member and audit committee member of publicly held companies and professional associations. He was a member of the Accounting Standards Advisory Committee for Investment Funds of the CVM, is a university and postgraduate professor of corporate governance at IBMEC, a commentator for Rádio CBN and Rádio Roquette Pinto, and a columnist for newspapers and specialized finance websites. He also serves as a member of the Arbitration and Mediation Commission of CRC‑RJ and of the Bankruptcy and Judicial Reorganization Commission of CRA‑RJ. Mr. Gilberto Braga holds degrees in Economics from UCAM Ipanema and in Accounting from UGF, is a postgraduate of IAG‑PUC Rio in Financial Administration, and holds a Master’s degree in Administration (Finance and Capital Markets) from IBMEC‑Rio. He is also a member of IBGC. Mr. Gilberto Braga declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold a position in a third‑sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Viviana Cardoso de Sá e Faria Fiscal Council Member of Fiscal Council (Alternate) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 026.921.737-16 1 year (until the 2027 AGM) April 29, 2026 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) October 03, 1973 Economist No N/A N/A N/A N/A N/A N/A Professional Experience: Ms. Viviana Cardoso de Sá e Faria is a candidate for alternate member of the Fiscal Council, nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras. Since October 2025, she has served as Tax Risk Manager at Petrobras, being responsible for responding to tax audits and infraction notices, managing Petrobras’ tax risks and those of its subsidiaries without their own tax management structure, managing potential tax risks, mitigating litigation exposure, monitoring internal controls of the tax process, and providing information on tax risks and contingencies. Between October 2021 and September 2025, she served as Tax Advisory Manager for Operations and Projects in Refining, Logistics, Gas & Energy and Energy Transition, with focus on tax assessments for investment projects in Logistics, Refining, Biofuels and Thermoelectric Generation; definition and optimization of tax incentives; participation in divestment processes; analysis of ongoing operations aimed at optimizing tax costs; assessment of impairment of tax credits and assets; in addition to leading technical studies, tax rulings and digital transformation initiatives applied to the tax process. Between June 2019 and September 2021, she held the position of Portfolio Management Coordinator for Natural Gas Transportation Contracts, conducting negotiations and drafting amendments with TBG and GTB, monitoring contract budgets, contributing to capacity‑contracting strategies in Public Call 01/2019 and the capacity auction, as well as participating in divestment projects and coordinating a working group involving Petrobras, transporters and ATGás to adapt to the new tax regulations for the sector. From August 2016 to May 2019, she served as Coordinator of Tax Assessment for Electric Power and LNG, leading strategic and structuring projects such as the Manual of Tax Assumptions, the New Entrants Working Group for the natural gas transportation network, the tax front of the Propam program, and initiatives aligned with the MME’s Gas for Growth program. She also conducted tax assessments related to the assignment of capacity in LNG terminals, considering tax, legal, commercial and international benchmarking aspects. She holds a degree in Economics from the Fluminense Federal University (UFF), a master’s degree in Energy and Environmental Planning from PPE/COPPE/UFRJ, an MBA in Tax Management from PUC‑Rio, and an extension course in Comparative Tax Policy and Administration from Harvard Kennedy School. Ms. Viviana Cardoso de Sá e Faria declares that she is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that she does not hold a position in a third‑sector organization. Convictions: The candidate declares that she does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Fernanda Bianchini Egert Fiscal Council Member of Fiscal Council (Alternate) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 108.986.577-50 1 year (until the 2027 AGM) April 28, 2025 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) October 16, 1984 Economist No N/A N/A N/A N/A N/A N/A Professional Experience: Ms. Fernanda Bianchini Egert is a candidate for alternate member of the Fiscal Council, nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras, besides already being an alternate member of the Company’s Fiscal Council since April 28, 2025, also nominated by the shareholder Petrobras. Ms. Fernanda has 16 years of experience at Petrobras, specializing in investor relations and in the processes of disclosure and preparation of materials for the capital markets and the general public. She served as Manager at Petrobras’ New York office between 2015 and 2016, where she attended to investors and institutional stakeholders in the United States. From 2017 to 2021, she was Market Disclosure Manager within Investor Relations, and from 2022 to March 2023, she held the position of Executive Manager of Communications and Brands. She is currently Market Disclosure and Regulation Manager in the Investor Relations area at Petrobras. Ms. Fernanda holds a degree in Economics from the Federal University of Rio de Janeiro (UFRJ) and an MBA in Finance from COPPEAD UFRJ. Ms. Fernanda declares that she is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that she does not hold a position in a third‑sector organization. Convictions: The candidate declares that she does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Heider Josue de Aquino Nascimento Fiscal Council Member of Fiscal Council (Alternate) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 481.226.705-63 1 year (until the 2027 AGM) April 28, 2025 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) February 23, 1969 Accountant No N/A N/A N/A N/A N/A N/A Professional Experience: Mr. Heider Josué de Aquino Nascimento is a candidate for alternate member of the Fiscal Council, nominated by the shareholder Novonor S.A. – em Recuperação Judicial, besides already being an alternate member of the Company’s Fiscal Council since April 28, 2025, also nominated by the shareholder Novonor. Mr. Heider holds a Master’s degree in Accounting from the Pontifical Catholic University of São Paulo. He holds an MBA in Finance from the Pontifical Catholic University of Rio de Janeiro and an MBA in IFRS from FIPECAFI. Mr. Heider has professional experience in independent auditing firms and has worked for more than 30 years in the companies of the Novonor Group in the areas of Controllership and Finance, currently serving as Controller of Nova Participações e Investimentos S.A. His main professional experiences include: (i) Accountant at Construtora Norberto Odebrecht S.A. and other construction segment companies of the Novonor Group (1994–2005); (ii) Planning Manager at OEC S.A. (2006–2008); (iii) Financial Manager of OEC S.A.’s subsidiary in Venezuela (2009–2011); (iv) Controller of OEC’s Latin America division (2012–2017); (v) Accountant and Controller of Novonor S.A. – em Recuperação Judicial (2019–2024). Mr. Heider declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold a position in a third‑sector organization. Convictions: The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. Name Management body Position currently held Date of election Date of taking office Tatiana Macedo Costa Rego Fiscal Council Member of Fiscal Council (Alternate) April 29, 2026 April 29, 2026 Nationality CPF Term of office Start of 1st Term Elected by the controlling shareholder? Passport No. Brazilian 951.929.135-00 1 year (until the 2027 AGM) April 30, 2018 Yes N/A Date of birth Profession Committee member? Committee Name Committee Position Committee Election Date Date of Taking Office on the Committee Term of Office of the Committee Start Date of the 1st Term (Committee) April 28, 1978 Business Administrator No N/A N/A N/A N/A N/A N/A Professional Experience: Ms. Tatiana Macêdo is a candidate for alternate member of the Fiscal Council, nominated by the shareholder Novonor S.A. – em Recuperação Judicial, besides already being an alternate member of the Company’s Fiscal Council since April 28, 2025, also nominated by the shareholder Novonor. Ms. Tatiana Macêdo currently serves as Head of Controllership at OEC (Odebrecht Engenharia e Construção). Previously, Ms. Tatiana Macêdo served as Head of Tax Planning at Construtora Norberto Odebrecht S.A. (“CNO”). From 2000 to April 2007, Ms. Tatiana worked in the tax area of VIVO S/A in the telecommunications sector, having held the position of Division Manager for Tax Planning. Prior to that, she worked for two years at Arthur Andersen. Ms. Tatiana holds a degree in Public and Private Business Administration from the Federal University of Bahia and an MBA in Management from IBMEC. Ms. Tatiana Macêdo declares that she is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021. Ms. Tatiana does not hold an administrative position in any third‑sector organization. Convictions: The candidate declares that she does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity. 7.5 - Existence of Marital Relationship, Civil Partnership or Family Relationship up to the 2nd Degree related to Issuer’s Managers, Subsidiaries and Controlling Companies There is no family relationship to be disclosed. 7.6 - State subordination, service, or control relationships in the last three fiscal years between the managers of the issuer and: (a) a company directly or indirectly controlled by the issuer, except those in which the issuer directly or indirectly holds equity interest that is equal to or greater than ninety-nine percent (99%) of the corporate capital; (b) direct or indirect controlling shareholder of the issuer; and (c) any relevant supplier, customer, debtor, or creditor of the issuer, its controlled company or controlling shareholders, or controlled company of any of them. 2025: Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Héctor Núñez Brazilian 249.498.638-94 Brazil N/A Position/Role in the Company Chairman of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. - Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Chief Executive Officer and Member of the Board of Directors Subordination Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Mauricio Nogueira Brazilian 991.894.537-00 Brazil N/A Position/Role in the Company Effective Member of the Fiscal Council Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Presidential Advisor Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Luiz Eduardo Valente Moreira Brazilian 929.338.668-20 Brazil N/A Position/Role in the Company Effective Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Fábrica Carioca De Catalisadores Legal Entity 28.944.734/0001-48 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Executive Officer Subordination Entity Controlled by the Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Olavo Bentes David Brazilian 223.854.441-00 Brazil N/A Position/Role in the Company Vice Chairman of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Presidential Advisor Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Rodrigo Tiradentes Montecchiari Brazilian 073.285.937-92 Brazil N/A Position/Role in the Company Alternate Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Interim General Manager of Valuation and Backoffice/ Valuation Manager Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Viviana Cardoso de Sá e Faria Brazilian 026.921.737-16 Brazil N/A Position/Role in the Company Alternate Member of the Fiscal Council Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Tax Risk Manager/ Tax Advisory Manager for Refining, Logistics, Gas & Energy and Energy Transition Operations and Projects Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Andréa Barcellos de Aragão Brazilian 077.130.637-73 Brazil N/A Position/Role in the Company Alternate Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person HSE Manager Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Eduardo De Nardi Ros Brazilian 008.054.840-78 Brazil N/A Position/Role in the Company Effective Member of the Fiscal Council Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Manager of the Executive for Investor Relations Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Fernanda Bianchini Egert Brazilian 108.986.577-50 Brazil N/A Position/Role in the Company Alternate Member of the Fiscal Council Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Investor Relations / Market Disclosure and Regulation Manager Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Julio Cezar Jeronimo dos Santos Brazilian 000.410.917-10 Brazil N/A Position/Role in the Company Alternate Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person General Manager of Natural Gas Processing Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Edmundo José Correia Aires Brazilian 607.165.097-68 Brazil N/A Position/Role in the Company Alternate Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person General Manager Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Juliana Sá Vieira Baiardi Brazilian 930.530.705-10 Brazil N/A Cargo/Função na Companhia Effective Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. - Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Service Provider Provision of Services Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Mauricio Dantas Bezerra Brazilian 861.028.185-04 Brazil N/A Position/Role in the Company Effective Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. - Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Vice President of Legal Affairs and Corporate Governance Subordination Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Lucas Cive Barbosa Brazilian 323.198.758-08 Brazil N/A Position/Role in the Company Effective Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. – Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Chief Financial and Information Technology Officer Subordination Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Heider Josué de Aquino Nascimento Brazilian 481.226.705-63 Brazil N/A Position/Role in the Company Alternate Member of the Fiscal Council Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. - Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Accountant and Controller Subordination Indirect Controller 2024: Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Eduardo De Nardi Ros Brazilian 008.054.840-78 Brazil N/A Position/Role in the Company Effective Member of the Fiscal Council Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Manager to the Executive for Investor Relations Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Andréa Barcellos de Aragão Brazilian 077.130.637-73 Brazil N/A Position/Role in the Company Effective Member of the Fiscal Council Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person HSE Manager/Sector Manager of Storage and Pipeline Transportation Services Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Viviana Cardoso de Sá e Faria Brazilian 026.921.737-16 Brazil N/A Position/Role in the Company Alternate Member of the Fiscal Council Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Tax Advisory Manager for Refining, Logistics, Gas & Energy, and Energy Transition Operations and Projects Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Ana Patrícia Soares Nogueira Brazilian 535.222.575-53 Brazil N/A Position/Role in the Company Effective Member of the Fiscal Council Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. - Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Provider of consulting services in the area of corporate law Provision of Services Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Heider Josué de Aquino Nascimento Brazilian 481.226.705-63 Brazil N/A Position/Role in the Company Alternate Member of the Fiscal Council Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. - Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Accountant and Controller Subordination Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Mauricio Nogueira Brazilian 991.894.537-00 Brazil N/A Position/Role in the Company Effective Member of the Fiscal Council Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Presidential Advisor Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Fernanda Bianchini Egert Brazilian 108.986.577-50 Brazil N/A Position/Role in the Company Alternate Member of the Fiscal Council Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Investor Relations / Market Disclosure and Regulation Manager Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Luiz Eduardo Valente Moreira Brazilian 929.338.668-20 Brazil N/A Position/Role in the Company Effective Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Fábrica Carioca De Catalisadores Legal Entity 28.944.734/0001-48 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Executive Officer Subordination Entity Controlled by the Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Olavo Bentes David Brazilian 223.854.441-00 Brazil N/A Position/Role in the Company Vice Chairman of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Presidential Advisor Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Mauricio Dantas Bezerra Brazilian 861.028.185-04 Brazil N/A Position/Role in the Company Effective Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. - Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Vice President of Legal Affairs and Corporate Governance Subordination Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Héctor Núñez Brazilian 249.498.638-94 Brazil N/A Position/Role in the Company Chairman of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. - Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Chief Executive Officer and Member of the Board of Directors Subordination Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Daniel Pereira de Albuquerque Ennes Brazilian 086.809.277-08 Brazil N/A Position/Role in the Company Alternate Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Banking and Structured Finance Manager Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. José Mauro Mettrau Carneiro da Cunha Brazilian 299.637.297-20 Brazil N/A Position/Role in the Company Effective Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. - Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Member of the Board of Directors Provision of Services Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Juliana Sá Vieira Baiardi Brasileiro 930.530.705-10 Brazil N/A Position/Role in the Company Effective Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. - Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Provider of Services Provision of Services Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Rodrigo Tiradentes Montecchiari Brazilian 073.285.937-92 Brazil N/A Position/Role in the Company Alternate Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Commercial Operations Control Manager Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Lineu Fachin Leonardo Brazilian 317.424.398-02 Brazil N/A Position/Role in the Company Alternate Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person General Manager of Development, Career and Leadership/Governance Officer for Climate Change and Decarbonization Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Lucas Cive Barbosa Brazilian 323.198.758-08 Brazil N/A Position/Role in the Company Effective Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. – Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Chief Financial and Information Technology Officer Subordination Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Julio Cezar Jeronimo dos Santos Brazilian 000.410.917-10 Brazil N/A Position/Role in the Company Alternate Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person General Manager of Natural Gas Processing Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Edmundo José Correia Aires Brazilian 607.165.097-68 Brazil N/A Position/Role in the Company Alternate Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person General Manager Subordination Supplier 2023: Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Andréa Barcellos de Aragão Brazilian 077.130.637-73 Brazil N/A Position/Role in the Company Alternate Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Sector Manager of Storage and Pipeline Transportation Services Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Viviana Cardoso de Sá e Faria Brazilian 026.921.737-16 Brazil N/A Position/Role in the Company Alternate Member of the Fiscal Council Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Tax Advisory Manager for Refining, Logistics, Gas & Energy, and Energy Transition Operations and Projects Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. José Mauro Mettrau Carneiro da Cunha Brazilian 299.637.297-20 Brazil N/A Position/Role in the Company Effective Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. - Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Chairman of the Board of Directors Provision of Services Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. João Pinheiro Nogueira Batista Brazilian 546.600.417-00 Brazil N/A Position/Role in the Company Effective Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. - Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Member of Board of Directors Provision of Services Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Juliana Sá Vieira Baiardi Brazilian 930.530.705-10 Brazil N/A Position/Role in the Company Effective Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. - Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Business Leader – Equity Holdings and Others Provision of Services Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Rodrigo Tiradentes Montecchiari Brazilian 073.285.937-92 Brazil N/A Position/Role in the Company Alternate Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Commercial Operations Control Manager Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Guilherme Simões de Abreu Brazilian 065.800.095-00 Brazil N/A Position/Role in the Company Alternate Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. - Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Head of People, Communications and Organization Subordination Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Daniel Pereira de Albuquerque Ennes Brazilian 086.809.277-08 Brazil N/A Position/Role in the Company Alternate Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Banking and Structured Finance Manager Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Lineu Fachin Leonardo Brazilian 317.424.398-02 Brazil N/A Position/Role in the Company Alternate Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person General Manager of Development, Career and Leadership Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Mauricio Dantas Bezerra Brazilian 861.028.185-04 Brazil N/A Position/Role in the Company Effective Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. - Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Vice President of Legal Affairs and Corporate Governance Subordination Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Luiz Eduardo Valente Moreira Brazilian 929.338.668-20 Brazil N/A Position/Role in the Company Effective Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Fábrica Carioca De Catalisadores Legal Entity 28.944.734/0001-48 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Executive Officer Subordination Entity Controlled by the Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Ana Patrícia Soares Nogueira Brazilian 535.222.575-53 Brazil N/A Position/Role in the Company Effective Member of the Fiscal Council Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. - Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Provider of consulting services in the area of corporate law Provision of Services Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Heider Josué de Aquino Nascimento Brazilian 481.226.705-63 Brazil N/A Position/Role in the Company Alternate Member of the Fiscal Council Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. - Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Accountant and Controller Subordination Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Fernanda Bianchini Egert Brazilian 108.986.577-50 Brazil N/A Position/Role in the Company Alternate Member of the Fiscal Council Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Executive Manager of Communications and Brands (until March 2023) Investor Relations / ESG Manager (as of March 2023) Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Héctor Núñez Brazilian 249.498.638-94 Brazil N/A Position/Role in the Company Chairman of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. - Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Chairman and Member of the Board of Directors Subordination Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Lucas Cive Barbosa Brazilian 323.198.758-08 Brazil N/A Position/Role in the Company Effective Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Novonor S.A. – Em Recuperação Judicial Legal Entity 05.144.757/0001-72 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Chief Financial and Information Technology Officer Subordination Indirect Controller Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Edmundo José Correia Aires Brazilian 607.165.097-68 Brazil N/A Position/Role in the Company Alternate Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person General Manager Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Eduardo De Nardi Ros Brazilian 008.054.840-78 Brazil N/A Position/Role in the Company Effective Member of the Fiscal Council Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person Executive Manager of Investor Relations/Executive Manager of Business Performance Subordination Supplier Name of the Administrator Type of Person Administrator’s CPF Nationality Passport No. Julio Cezar Jeronimo dos Santos Brazilian 000.410.917-10 Brazil N/A Position/Role in the Company Alternate Member of the Board of Directors Related Person Type of Person CPF/CNPJ of the Related Person Nationality Passport No. Petróleo Brasileiro S.A. - Petrobras Legal Entity 33.000.167/0001-01 Brazil N/A Position/Role at the Related Person Type of Relationship with the Person Type of Related Person General Manager of Natural Gas Processing Subordination Supplier BRASKEM S.A. National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70 State Registration (NIRE) 29300006939 A Publicly-Held Company ANNEX III MANAGEMENT PROPOSAL FOR THE ORDINARY GENERAL MEETING OF BRASKEM S.A. TO BE HELD ON APRIL 29, 2026 Proposal for the compensation of managers, pursuant to article 13, item I, of CVM Ruling 81 1. Proposal for the Compensation of Managers for 2026 Pursuant to the compensation strategy defined by the Board of Directors, with favorable recommendation from the Personnel and Organization Committee, the proposal of global compensation to the Company’s managers is based on the items below, with items (ii) and (iii) being applicable only to the Officers Appointed by the Bylaws: (i) The results of the study on executive compensation for the positioning of monthly fees and other compensation curves; (ii) The economic and financial indicators agreed upon for the year in order to define the sharing of results related to the short-term variable compensation; and (iii) Planning for the delivery of shares scheduled for 2026 within the scope of the Company’s 2026 Long-Term Incentive Plan. The total proposed amount for the global annual compensation of the administrators (Statutory Officers and members of the Company’s Board of Directors) for the 2026 fiscal year is up to R$ 84,307,940.81. This amount includes fixed and variable compensation, as well as applicable benefits, net of employer social charges, and represents a higher value than that approved at the Annual Shareholders’ Meeting held on April 28, 2025, as detailed throughout this Annex. The proposed global annual compensation also includes the remuneration of the regular and alternate members of the Board of Directors for their participation in advisory committees to the Board. The proposed global annual amount refers to an estimate of the maximum total sum that may be recognized by the Company in the 2026 fiscal year with respect to the compensation of its administrators, including fixed and variable components. The 8% increase in the global compensation amount for administrators compared to the value proposed for the 2025 shareholders’ meeting arises from the provision of a contingency fund to address potential consequences—regarding the Company’s management members—of a possible transaction involving the Company’s issued shares, as disclosed to the market through the Material Facts dated 12/15/2025, 12/23/2025, and 03/06/2026. Such consequences may include the possible creation of new positions within the Statutory Executive Board and new short- and long-term incentive programs or other compensation mechanisms intended to attract and/or retain executives in a highly complex scenario. The proposal is also based on aligning the compensation strategy for the Board of Directors and the Statutory Executive Board with market benchmarks. Additionally, Management proposes that the remuneration of the Fiscal Council members be set at the legal minimum amount, corresponding to 10% of the average compensation attributed to each director, pursuant to Article 162, §3, of the Brazilian Corporations Law, and up to the global amount of R$ 1,200,000.00. Summary of the main variations of the amounts of the proposals submitted to the Annual General Meeting in 2026 and 2025 Officers Board of Directors (BRL in thousands) Discrimination 2026 2025 Monthly and Short-Term Fees (ICP) 74,842 63,460 Long-Term Fees (ILP) 8,274 12,750 Benefits 1,191 1,790 Total (net of charges) 84,308 78,000 The amount related to the global compensation of the administrators proposed for the 2026 fiscal year is higher than the amount approved at the Annual Shareholders’ Meeting held on April 28, 2025. This increase results from the provision of a contingency fund to address potential consequences—regarding the Company’s management members—of a potential transaction involving the Company’s issued shares, as disclosed to the market through the Material Facts dated 12/15/2025, 12/23/2025, and 03/06/2026. Such consequences may include the possible creation of new positions within the Statutory Executive Board and the development of new short‑ and long‑term incentive programs or other compensation mechanisms aimed at attracting and/or retaining executives in a highly complex scenario. Notes: ¹ Alternate members of the Board of Directors are not entitled to compensation, except if they hold positions on advisory committees of the Board of Directors, and solely by reason of the function performed. This includes the compensation owed to both regular and alternate members of the Board of Directors for their participation in advisory committees to the Board of Directors. Fiscal Council (BRL in thousands) Discrimination 2025 2024 Fees 1,200 1,115 (Net) total 1,200 1,115 Notes: 1 The alternate members of the Fiscal Council receive no remuneration for their functions. 2. Amounts effectively realized in 2025 versus proposed amounts in 2025 Officers Board of Directors (BRL in thousands) Discrimination 2025 Proposal 2025 Realized Total 78,000 48,546 The amount actually realized in 2025 was lower than the amount proposed for the 2025 fiscal year, since the proposed annual global compensation for management for the 2025 fiscal year considered seven positions in the Statutory Executive Board, while the actual amount for annual global management compensation in the 2025 fiscal year reflects the five members of the Statutory Executive Board who served during 2025. Additionally, the use of the contingency fund projected for the fiscal year was not required. Fiscal Council (BRL in thousands) Discrimination 2025 Proposal 2025 Realized Total 1,115 1,064 The actual amount is in line with the proposed amount, slightly below due to the non-use of the contingency budget. BRASKEM S.A. National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70 State Registration (NIRE) 29300006939 A Publicly-Held Company ANNEX IV MANAGEMENT PROPOSAL FOR THE ORDINARY GENERAL MEETING OF BRASKEM S.A. TO BE HELD ON APRIL 29, 2026 8. Compensation of managers 8.1. Describe the policy or practice adopted for compensation of the board of directors, Statutory Office and other officers, fiscal council, committees provided for in the bylaws and audit, risk, financial and compensation committees, addressing the following aspects: a. objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, websites where the document can be found The Company adopts a competitive and transparent compensation strategy, which seeks to attract, develop and retain the best professionals and compensates its managers based on the market practices, according to their duties and responsibilities in effectively running the business. The variable compensation practice also allows strengthening the alignment of the shareholders’ interests with those of the Statutory Office in obtaining and exceeding the short- and long-term results. The Compensation Policy is formally approved by the Board of Directors. b. practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and the Management, indicating: (i) the bodies and committees of the issuer that are part of the decision-making process, identifying the manner in which they participate (ii) criteria and methodology used to set the individual compensation, indicating if studies were used to verify the market practices and, if so, the comparison criteria and scope of these studies (iii) frequency and how the board of directors evaluates the adequacy of the issuer’s compensation policy The proposals for Global Compensation of the Managers and the Fiscal Council are based on market studies, and are submitted to analysis by the Personnel and Organization Committee (“CPO”) of the Board of Directors prior to the submission to approval at an Annual General Meeting (“AGM”). After approval at the Annual General Meeting, the CPO recommends to the Board of Directors the proposal for individualization of the Compensation of the Managers, which is subsequently approved at a meeting of the Board of Directors. The proposal for individualization of the Compensation of the Managers is carried out as previously described in relation to the market comparison and strategic position of the members of the Board of Directors, as well as of the Statutory Officers. The frequency of the studies for updating and comparing the market occurs on an annual basis. c. breakdown of the compensation, stating: (i) a description of the elements that form the compensation, including, in relation to each of them: • their goals and alignment to short, medium, and long-term interests of the issuer • their proportion in the global compensation of the 3 last fiscal years • the calculation and adjustment methodology • the main performance indicators taken into account, including, if applicable, ESG-related indicators The objectives of the compensation elements, the calculation and adjustment methodology, as well as the main performance indicators (when applicable) are presented below: Board of Directors With the objective of compensating them for the duties and responsibilities inherent to the positions they hold, and in accordance with market practices, the regular members of the Board of Directors are remunerated competitively, with fixed fees (monthly pro‑labore payments) based on annual market surveys (through benchmarking against a peer group of companies of similar size and with sound policies and governance practices). Alternate members of the Board of Directors are not entitled to compensation for serving as alternates; they are only entitled to potential compensation arising from their participation in Committees, should they become members. Such compensation is also fixed and paid monthly. Additionally, both regular and alternate members are not entitled to variable compensation (short- or long‑term), nor to benefits for the exercise of their duties. This practice is reviewed annually by the CPO and the Board of Directors, and the total compensation amount proposed for the Board of Directors—including that corresponding to the participation of its members on Committees—forms part of the global compensation submitted for approval at the Annual Shareholders’ Meeting. The compensation strategy for the regular members of the Board of Directors is to position their fixed monthly fees competitively in relation to the practices of the relevant market. This strategy will always seek alignment with Braskem’s evolving governance. Board of Directors’ Advisory Committees For greater clarity regarding the objectives of the compensation elements and the calculation and adjustment methodology, we present below the Board of Directors' Advisory Committees and how they are organized: • Currently, the Company has one (1) committee appointed by the Bylaws, the Statutory Compliance and Audit Committee ("CCAE"), pursuant to CVM Ruling No. 23/21, the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission - SEC. The CCAE is a permanent advisory body of the Board of Directors, consisting of five (5) members, elected by the Board of Directors, of which three (3) are independent members of the Board of Directors in accordance with the Company's policies; and two (2) are members from outside the Company, as further detailed below. The two (2) members that are not part of the Board of Directors are chosen by the Board of Directors from the list submitted by the Chairman of the Board of Directors, prepared by a specialized company with proven experience, and appointment by the shareholders is not allowed. The Company also has three (3) other permanent Board of Directors’ Advisory Committees (not appointed by the Bylaws), namely: • Finance and Investment Committee; • Personnel and Organization Committee; and • Strategy & Communication Committee and ESG. Such committees not appointed by the Bylaws consist of the permanent and alternate members of the Company's Board of Directors, and the Chairman of the Board of Directors shall appoint the Board Members to compose each of the Committees and the designate the Coordinating Board Member, taking into account the experience and skills of each Board Member, vis a vis the attributions of each Committee. Each Committee will have at least three (3) and at most five (5) full members, with one member designated as the Coordinator. The terms of office of the Board Members in the Committees coincide with their terms on the Board of Directors, and re-election is permitted, provided that the members are reelected to their positions on the Board of Directors. With the objective of compensating them for the duties and responsibilities inherent to the positions they hold, and in accordance with market practices, the members of the Committees are remunerated competitively, with fixed fees (monthly pro‑labore payments) based on annual market surveys (through benchmarking against a peer group of companies of similar size and with sound policies and governance practices). The Company differentiates the monthly fees of Committee members according to the responsibilities and participation levels within each Committee, acknowledging and reflecting the time demands, responsibilities, and complexity inherent to the position held. Members of the CCAE who are not members of the Board of Directors will receive a fixed monthly compensation for serving on and/or coordinating a Committee. The differentiation of fees follows the same rule mentioned above. Regular and alternate members of the Board of Directors who serve on the Company’s Committees receive an additional fixed monthly fee for serving on and/or coordinating a Committee. No variable compensation (short- or long‑term) or benefits are granted to Committee members. This practice is reviewed annually by the CPO and the Board of Directors, and the compensation awarded to Committee members forms part of the total amount submitted for approval at the Annual Shareholders’ Meeting. The compensation strategy for the Board of Directors’ Advisory Committees is to position the fixed monthly fees competitively in relation to the practices of the relevant market. This strategy will always seek alignment with the evolution of Braskem’s governance model. Statutory Office and other Officers The members of the Statutory Office and other officers have a competitive compensation strategy, formed by the fixed monthly compensation, short- and long-term incentives and benefits. All compensation positioning takes into consideration the annual benchmark market in all locations where Braskem is present and compared to a peer group of companies, which have similar sizes and good practices regarding policies and governance: In the monthly compensation, the individual contribution and performance of each member of the Executive Office is assessed, its position in the compensation band and the need to make any adjustments to the monthly compensation is assessed; • In the variable compensation, the short-term incentive is proposed according to the challenge of each member and the individual performance is evaluated (through the fulfillment of individual goals) and Braskem's operational and economic performance (EBITDA + Free Cash Flow and Operating Cash Flow). The individual goals include ESG indicators such as, for example, investments in circular economy, marketing of recycled resins, CO2 emission reduction, action plans for the management of socio-environmental risks and implementation of action plans and other actions agreed with the Compliance department. Under the terms of the LTI Plans approved at the Company's Extraordinary General Meetings held on March 21, 2018 and July 28, 2023, the Board of Directors is responsible for annually approving its programs, the list of eligible people and the amount of shares to be delivered (matching in these programs, according to specific criteria provided for in the LTI Plan. In this sense, the members of the Company’s Office Appointed by the Bylaws and Other Offices are beneficiaries of the ongoing programs approved under the LTI Plan (2022, 2023 and 2024 Programs) and will receive the number of shares (matching) already defined by the Board of Directors for each of these programs. • The benefits offered by the Company to all officers are the same, such as: medical and dental assistance, meal vouchers, life insurance and private pension scheme. • The Company seeks to compensate its Officers in the 3rd quartile of the market, acknowledging and encouraging them to obtain and exceed the results to be achieved. The compensation of the Statutory Executive Board is reviewed annually by the CPO and the Board of Directors, and the total compensation amount proposed for the Executive Board forms part of the overall amount submitted for approval at the Annual Shareholders’ Meeting. With respect to the Non‑Statutory Executive Board, the approval of its compensation and any potential adjustments falls under the authority of LN‑Braskem.. Fiscal Council The permanent members of the Fiscal Council are compensated by means of fixed monthly fees, according to market research, meeting the minimum limit provided for in paragraph 3 of article 162 of the Brazilian Corporations Law, with the purpose of rewarding the board members for the attributions and responsibilities pertinent to the position held and in accordance with market practices and legal provision. The alternate members of the Fiscal Council receive no remuneration for their functions. There is no variable compensation (short or long term) and benefits for members of the Fiscal Council. The proportion of each element in the total compensation of each management body of the Company regarding the last three fiscal years is below: Thus, presented the details above, the alignment of the compensation elements to the interests of company occurs to the extent that they are (i) equitable (remunerate proportionately according to skills, professional training and impact on results); (ii) competitive (suitable to market standards); (iii) efficient (regarding the costs for the Company); and (iv) safe (committed to the continuity and growth of the business). The fulfillment of short, medium and long-term goals generates results for the company, thus adding value to it. In return, the Company distributes these results in the form of short- and long-term variable compensation. This cycle causes the Company to grow and develop to seek its perpetuity. The proportion of each element in the total compensation was as follows in the last 3 fiscal years: % in relation to the total compensation - 2025 Compensation Fixed Compensation Variable Benefits Total Board of Management 100% 0% 0% 100% Office Appointed by the Bylaws/Office Not Appointed by the Bylaws 31,20% 66,79% 2,01% 100% Fiscal Council 100% 0% 0% 100% Committees 100% 0% 0% 100% % in relation to the total compensation - 2024 Compensation Fixed Compensation Variable Benefits Total Board of Management 100% 0% 0% 100% Office Appointed by the Bylaws/Office Not Appointed by the Bylaws 27,72% 70,55% 1,72% 100% Fiscal Council 100% 0% 0% 100% Committees 100% 0% 0% 100% % in relation to the total compensation - 2023 Compensation Fixed Compensation Variable Benefits Total Board of Management 100% 0% 0% 100% Office Appointed by the Bylaws/Office Not Appointed by the Bylaws 45,6% 50,3% 4,1% 100% Fiscal Council 100% 0% 0% 100% Committees 100% 0% 0% 100% (ii) reasons that justify the composition of the compensation Board of Directors It is understood that the members of the Board of Directors must be entitled only to the fixed compensation in order to reflect the recognition given to their function that supervises and guides the Company Business, without, however, any involvement with its execution. Board of Directors’ Advisory Committees In the same way, it is understood that the Board of Directors’ Advisory Committees should be entitled only to fixed remuneration in recognition of their function, without, however, being involved with its execution. Statutory Office and other Officers The compensation of the Office Appointed by the Bylaws and Other Offices is in line with the market practices of the peer group (companies of equivalent size and with good practices in terms of policies and governance). The Company has a competitive practice regarding variable compensation, as it understands that this way, it aligns the interests of officers with those of the Company, sharing the risks and results of the Company with its main executives, seeking to obtain gains through the commitment to long-term results and short-term performance. Fiscal Council The composition of the compensation of the Fiscal Council is in line with market practices and with the provisions of paragraph 3 of article 162 of the Brazilian Corporations Law, which establishes the minimum legal compensation. (iii) existence of members not compensated by the issuer and the reason for such fact Alternate members of the Board of Directors and alternate members of the Fiscal Council do not receive fixed monthly fees, as they are not engaged in the Company’s activities. However, alternate members of the Board of Directors who serve on the Board’s Advisory Committees are compensated for that function. d. existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling companies There is no compensation for positions held in the Company that is funded by subsidiaries, controlled entities, or the Company’s direct or indirect controlling shareholders. e. existence of any compensation or benefit linked to the occurrence of a given corporate event, such as the disposal of corporate control of the issuer As a key personnel retention instrument, certain Statutory and Non-Statutory Directors are entitled to a “Retention Bonus”, the right to which is subject to certain conditions and requirements, linked to the occurrence of specific corporate events, including the change in control of the Company, as approved by the Board of Directors. In the event of a share transaction involving control of the Company during the year 2025, the new Statutory Directors sworn in in December 2024 will be entitled to payment of the full annual amount agreed for the short-term incentive for the year 2025. 8.2 Total compensation per body 9 Total compensation estimated for the current Fiscal Year ending on December 31, 2026 - Annual Amounts Board of Directors Statutory Office Fiscal Council Total Total number of members 11 8 5 24 No. of paid members 11 8 5 24 Fixed annual compensation Salary or Pro labore 9,847,200.00 15,578,883.87 1,200,000 24,199,204.96 Direct and indirect benefits 0.00 494,485.37 0.00 494,485.37 Participations in committees 3,684,000.00 0.00 0.00 3,684,000.00 Others 1,828,023.77 10,000,000.00 0,00 11,828,023.77 Description of other fixed compensations Contingency Contingency Contingency Variable compensation Bonus Profit sharing 24,155,000.00 24,155,000.00 Participation in meetings Commissions Others 8,501,250.00 8,501,250.00 Description of other variable compensations The members of the Board of Directors are not entitled to variable compensation. Amount related to a Retention Program The members of the Fiscal Council are not entitled to variable compensation. Amount related to a Retention Program Post-employment 696,864.28 696,864.28 Cessation of position Based on shares (including options) 8,274,233.53 8,274,233.53 Note The compensation received for serving on Committees is detailed in item 8.20 of this Reference Form. Total compensation 15,359,223.77 67,700,717.04 1,200,000.00 84,259,940.81 10 Total compensation estimated for the current Fiscal Year ending on December 31, 2025 - Annual Amounts Board of Directors Statutory Office Fiscal Council Total Total number of members 11 5 5 21 No. of paid members 11 5 5 21 Fixed annual compensation Salary or Pro labore 9,826,116.67 10,699,928.22 1,063,770.00 21,589,814.89 Direct and indirect benefits 0.00 258,355.12 0.00 258,355.12 Participations in committees 3,179,066.67 0.00 0.00 3,179,066.67 Others Description of other fixed compensations Variable compensation Bonus Profit sharing 0.00 18,500,000.00 0.00 18,500,000.00 Participation in meetings 0.00 N/A 0.00 N/A Commissions 0.00 0.00 0.00 0.00 Others 0.00 2,115,000.00 0.00 2,115,000.00 Description of other variable compensations The members of the Board of Directors are not entitled to variable compensation. Amount related to a Retention Program The members of the Fiscal Council are not entitled to variable compensation. Amount related to a Retention Program Post-employment 0.00 428,922.93 0.00 428,922.93 Cessation of position 0.00 0.00 0.00 0.00 Based on shares (including options) 0.00 2,290,218.28 0.00 2,290,218.28 Note The compensation received for serving on Committees is detailed in item 8.20 of this Reference Form. Total compensation 13,005,183.33 34,292,424.55 1,063,770.00 48,361,377.89 Total compensation of the Fiscal Year on December 31, 2024 – Annual Amounts Board of Directors Statutory Office Fiscal Council Total Total number of members 11 6 5 22 No. of paid members 11 6 5 22 Fixed annual compensation Salary or Pro labore 9,804,510.00 16,761,683.98 1,064,360.00 27,630,553.98 Direct and indirect benefits 0.00 394,737.05 0.00 394,737.05 Participations in committees 3,115,049.33 0.00 0.00 3,115,049.33 Others 0.00 0.00 0.00 0.00 Description of other fixed compensations N/A N/A N/A N/A Variable compensation Bonus 0.00 0.00 0.00 0.00 Profit sharing 0.00 20,334,658.33 0.00 20,334,658.33 Participation in meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Others 0.00 5,155,000.00 0.00 5,155,000.00 Description of other variable compensations N/A N/A N/A N/A Post-employment 0.00 647,060.88 0.00 647,060.88 Cessation of position 0.00 0.00 0.00 0.00 Based on shares (including options) 0.00 17,165,663.95 0.00 17,165,663.95 Note The compensation received for serving on Committees is detailed in item 8.20 of this Reference Form. Total compensation 12.919.559,33 60,458,804.20 1,064,360.00 74,442,723.53 Total compensation of the Fiscal Year on December 31, 2023 – Annual Amounts Board of Directors Statutory Office Fiscal Council Total Total number of members 11 6 5 22 No. of paid members 11 6 5 22 Fixed annual compensation Salary or Pro labore 9,799,284.00 13,202,149.08 1,063,770.00 24,065,203.08 Direct and indirect benefits 0.00 342,204.69 0.00 342,204.69 Participations in committees 3,168,000.00 0.00 0.00 3,168,000.00 Others 0.00 0.00 0.00 0.00 Description of other fixed compensations N/A N/A N/A Variable compensation Bonus 0.00 0.00 0.00 0.00 Profit sharing 0.00 10,949,980.67 0.00 10,949,980.67 Participation in meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Others 0.00 0.00 0.00 0.00 Description of other variable compensations Post-employment 0.00 717,204.04 0.00 717,204.04 Cessation of position 0.00 0,00 0.00 0.00 Based on shares (including options) 0.00 4,003,826.01 0.00 4,003,826.01 Note The compensation received for serving on Committees is detailed in item 8.20 of this Reference Form. Total compensation 12,967,284.00 29,215,364.49 1,063,770.00 43,246,418.49 10.2 Variable Compensation Fiscal Year: December 31, 2026 BoD Statutory Office Fiscal Council Total Total number of members Number of compensated members 11 8 5 24 0 8 0 8 WITH REGARD TO THE BONUS Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 WITH REGARD TO PROFIT SHARING Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0,00 24,155,000.00 0.00 24,155,000.00 0.00 0.00 0.00 0.00 Fiscal Year: December 31, 2025 BoD Statutory Office Fiscal Council Total Total number of members Number of compensated members 11 5 5 21 0 5 0 5 WITH REGARD TO THE BONUS Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 WITH REGARD TO PROFIT SHARING Minimum amount provided for in the compensation plan 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year 0,00 26,562,500.00 0.00 26,562,500.00 0.00 0.00 0.00 17,672,000.00 Fiscal Year: December 31, 2024 BoD Statutory Office Fiscal Council Total Total number of members Number of compensated members 11 6 5 22 0 6 0 6 WITH REGARD TO THE BONUS Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 WITH REGARD TO PROFIT SHARING Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 27,250,000.00 0.00 27,250,000.00 0.00 20,334,658.33 0.00 20,334,658.33 Fiscal Year: December 31, 2023 BoD Statutory Office Fiscal Council Total Total number of members Number of compensated members 11 6 5 22 0 6 0 6 WITH REGARD TO THE BONUS Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 WITH REGARD TO PROFIT SHARING Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 26,750,000.00 0.00 26,750,000.00 10,949,981.00 10,949,981.00 8.4. Regarding the stock-based compensation plan of the board of directors and statutory officers in effect in the last fiscal year and expected for the current fiscal year, please describe: The company had two (2) plans with current grants, as detailed below: • The Company's Restricted Stock Grant Plan (“2018 Plan”) was approved at the Extraordinary General Meeting held on March 21, 2018, contemplating, among other members, the Officers Appointed by the Bylaws. The Plan was effective from the date of its approval by the Meeting and ended five (5) years after that date, in 2022. Within the scope of the Plan, however, the 2022 program was in effect until May 17, 2025, as detailed in items 8.9 and 8.10 below. • The Company's Restricted Stock Grant Plan (“2023 Plan”) was approved at the Extraordinary General Meeting held on July 28, 2023, contemplating, among other members, the Officers Appointed by the Bylaws. The Plan was effective from the date of its approval by the Meeting and ends five (5) years after that date, in 2028. The Plans can be found on the CVM website (www.cvm.gov.br) and on the Company's Investor Relations page (www.braskem-ri.com.br). The Company does not have an equity-based compensation plan for members of the Board of Directors. 2018 Plan (Effective from 2018 to 2022) a. general terms and conditions Natural persons who work for and are part of the Company or its controlled companies, including but not limited to Officers, may be nominated to participate in the Plan. The Board of Directors has defined, among such members, the participants of each annual restricted stock grant program (respectively "Eligible Persons" and "Program”). The Eligible Persons shall express their desire to adhere to the Plan and to the respective Program, upon the execution of the respective Award Agreement, then being referred to as “Participants”. The award of the Restricted Shares (“Consideration”) shall be conditioned to the voluntary investment of the Participants’ own funds to acquire owned shares (“Owned Shares”), and the Eligible Persons may voluntarily invest, with their own funds, the minimum amount of 10% and the maximum amount of 20% of the gross amount of their short-term planned incentive. The Plan's goal is to award, for every one (1) Owned Share, two (2) Restricted Shares. However, the Board of Directors may define, as an exception and with a justification, to each Program, a different multiple of Restricted Shares to be transferred to each Owned Share under the terms and conditions of the applicable Award Agreement, observing the minimum of one (01) Restricted Share and the maximum of three (3) Restricted Shares to each Owned Share. The number is defined at the exclusive discretion of the Board of Directors from the analysis of the following indicators: (a) the performance of the Company in the financial year immediately before the execution of the Award Agreement; (b) the expected challenge level to the Company in the three (03) years after the approval of each Program; and (c) the value of the Restricted Shares traded at B3 S.A. – Brasil, Bolsa, Balcão on the date of approval of each Program. Without prejudice to other conditions established in the Programs and in the respective Grant Agreements, the rights of the Participants in relation to the Restricted Shares, especially to the transfer of ownership of the Restricted Shares, shall only be acquired if the Participants: (i) remain continuously connected as Members of the Company or of a company controlled by the Company for three (3) years after the date of execution of the Award Agreement (“Waiting Period”) and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the Waiting Period. b. approval date and responsible body The Company's Restricted Share Award Plan was approved at the Extraordinary General Meeting held on March 21, 2018. c. maximum number of covered shares The maximum number of shares covered by the Plan is 1.5% of the Company's Capital Stock, which, on the date of approval of the 2018 Plan, corresponds to eleven million nine hundred and fifty-eight thousand eight hundred sixty-five (11,958,865) shares of a total of seven hundred and ninety-seven million, two hundred and fifty-seven thousand, six hundred and four (797,257,604) shares. d. maximum number of options to be awarded Not applicable, since share options shall not be awarded as a result of the Plan model. e. conditions for acquisition of shares The Consideration shall be conditioned to the voluntary investment of the Participants’ own funds in the acquisition of Owned Shares. The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years after the execution of the Award Agreement and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the waiting period. f. acquisition or exercise pricing criteria The reference price of the Restricted Shares that the Company shall award shall be amount of the market price of the Restricted Share in the location of each Participant in the second business day immediately before the respective transfer of the Restricted Shares, or, if there is no trade of the Restricted Shares in the location of the Participant, it shall be the price of said Restrict Shares at B3 S.A. (Brazil) - on the second business day immediately before the respective date of payment, converted to the currency of the location of the Participant. g. acquisition or strike pricing criteria The Waiting Period shall be three (03) years from the date of execution of the Award Agreement. During the Waiting Period, the Participant shall remain connected to the Company or to the companies controlled thereby, maintaining the uninterrupted ownership of their Owned Shares in order to be entitled to the transfer of the Restricted Shares by the Company or by the companies controlled thereby under the terms and conditions established in this Plan, in the respective Program and in the Award Agreement, observing the rules related to the situations of dismissal from the Company, as set forth in the Plan and respective Award Agreements. h. method of settlement Once the conditions established in the Plan and in the applicable Award Agreement are met, and as long as the applicable legal and regulatory requirements are observed, the Company or the companies controlled thereby shall transfer, through a private transaction, to the Participants, within at most sixty (60) days, the quantity of Restricted Shares to which the Participants are entitled. Except regarding the taxes that will be discounted, the Company or the companies controlled thereby, as the case may be, shall bear any costs for the transfer of the Restricted Shares to the Participants. If it is not possible to deliver said Restricted Shares to the Participants, the Company and/or the companies controlled thereby may pay the Participants, with immediately available funds, in the currency of the place where the Participant works, the amount equivalent to the Restricted Shares awarded taking into consideration the Reference Price of the Restricted Shares, net of the taxes that may be levied thereon. i. share transfer restrictions The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (03) years after the execution of the Award Agreement and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the waiting period. j. criteria and events that, when verified, will entail the suspension, alteration or termination of the plan In case of: (i) Change in the Control of the Company (as defined in the Plan); (ii) a public offering for closing of the Company’s capital is conducted; (iii) corporate restructuring that results in a significant decrease of the liquidity of the Restricted Shares in comparison with the average volume traded over the six (06) months before the date of corporate restructuring, the Participants shall be entitled to receive, within sixty (60) days after the occurrence of the event set forth in this Clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participants, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participants, so that said rights shall be automatically brought forward. The Plan also establishes that, in the event of change to the number, nature or class of shares of the Company as a result of bonus, splitting, reverse split, or conversion of shares into another nature or class, or conversion of other securities issued by the Company into shares, the Company's Board of Directors shall assess the need to make adjustments to the Programs and the Plan in order to avoid distortions and losses to the Company and the companies controlled thereby or to the Participants. Moreover, any relevant legal amendment to the rules of the joint-stock companies, to the publicly-held companies, to the labor laws and/or the tax effects of a restricted share award plan in any of the jurisdictions where it will be implemented may lead to full revision of the Plan, in order to ensure compliance with the applicable laws. Lastly, the right to receive the Restricted Shares pursuant to the Plan, the respective Program and the applicable Award Agreement shall be automatically extinguished and without any indemnity rights, ceasing all effects by operation of law if the Company is wound up, liquidated or if its bankruptcy is decreed. k. effects of the withdrawal of the manager from the issuer’s bodies on his rights provided for in the share-based compensation plan In case of Dismissal of a Participant (i) upon dismissal for cause or removal from his/her position for violating the duties and responsibilities of an administrator, (ii) upon request from a Participant (including voluntary dismissal or resignation from a managerial position); or (iii) any event of retirement other than an Agreed Retirement (as defined in the Plan), the Participant shall lose any and all rights connected to the Restricted Shares pursuant to the Plan, any Program and Award Agreement, which shall be automatically and lawfully terminated on the Termination date (as defined in the Plan), regardless of prior notice or notification, and with no right to any indemnification of the Participant, except for the Restricted Shares already obtained until the actual Termination date, even if they have not yet been actually transferred by the Company or by a company controlled thereby. In case of Dismissal of a Participant due to: (i) dismissal by the Company or the companies controlled thereby without cause; (ii) removal from the position of administrator with no violation of his or her duties and responsibilities; or (iii) transfer of the Participant to occupy a position in a company of the same group as the Company that is not a participant of the Plan, the Participant shall be entitled to receive: (a) the Restricted Shares the acquisition rights of which have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) of a proportional number of the Restricted Shares the acquisition rights of which are still be acquired by the Participant, taking into account, for said calculation, the number of full month in which the Participant worked at the Company or a company controlled thereby in relation to the number of months of the Waiting Period, it being certain that such remaining Restricted Shares shall be automatically terminated on the date of Dismissal, regardless of prior notice or notification, and without any right to any indemnification by the Participant. For awards of the 2018 Plan occurred in 2022, the delivery of the Restricted Shares to the Participant shall be made on the date originally scheduled, considering the compliance with the Waiting Period, unless established otherwise in the Award Agreement, being certain that the Company may, exceptionally and at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time. In case of Dismissal of a Participant due to Agreed Retirement, the Participant shall be entitled to receive: (a) the Restricted Shares the acquisition rights of which have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not been fully vested on the Participant at the Termination date. The delivery of the Restricted Shares to the Participant shall be made on the date originally set forth, considering the compliance with the Waiting Period, unless otherwise established in the Award Agreement, being certain that the Company may, at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time. In case of Dismissal of a Participant due to: (i) death; or (ii) permanent disability, the heirs or legal successors (for the case described in (i)) or legal representative (for the case described in (ii)) shall be entitled to receive, within sixty (60) days after the occurrence of any of the events described in this clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participant, so that said rights shall be automatically brought forward, unless established otherwise in the Award Agreement. Furthermore, the Board of Directors has the prerogative to establish different rules whenever it is of the opinion that the Company’s corporate interests shall be better served by the measures above or whenever necessary to comply with other applicable rules or bear taxes levied. 2023 Plan (Effective from 2023 to 2028) a. general terms and conditions Natural persons who work for and are part of the Company or its controlled companies, including but not limited to Officers, may be nominated to participate in the Plan. The Board of Directors has defined, among such members, the participants of each annual restricted stock grant program (respectively "Eligible Persons" and "Program”). The Eligible Persons shall express their desire to adhere to the Plan and to the respective Program, upon the execution of the respective Award Agreement, then being referred to as “Participants”. The award of the Restricted Shares (“Consideration”) shall be conditioned to the voluntary investment of the Participants’ own funds to acquire owned shares (“Owned Shares”), and the Eligible Persons may voluntarily invest, with their own funds, the minimum amount of 10% and the maximum amount of 20% of the gross amount of their short-term planned incentive. The Plan's goal is to award, for every one (1) Owned Share, two (2) Restricted Shares. However, the Board of Directors may define, as an exception and with a justification, to each Program, a different multiple of Restricted Shares to be transferred to each Owned Share under the terms and conditions of the applicable Award Agreement, observing the minimum of one (01) Restricted Share and the maximum of three (3) Restricted Shares to each Owned Share. The number is defined at the exclusive discretion of the Board of Directors from the analysis of the following indicators: (a) the performance of the Company in the financial year immediately before the execution of the Award Agreement; (b) the expected challenge level to the Company in the next three (03) years after the approval of each Program; and (c) the value of the Restricted Shares traded at B3 S.A. – Brasil, Bolsa, Balcão on the date of approval of each Program. Without prejudice to other conditions established in the Programs and in the respective Grant Agreements, the rights of the Participants in relation to the Restricted Shares, especially to the transfer of ownership of the Restricted Shares, shall only be acquired if the Participants: (i) remain continuously connected as Members of the Company or of a company controlled by the Company for three (3) years after the date of execution of the Award Agreement (“Waiting Period”) and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the Waiting Period. b. approval date and responsible body The Company's Restricted Share Award Plan was approved at the Extraordinary General Meeting held on July 28, 2023 (2023 Plan). c. maximum number of covered shares The maximum number of shares covered by the Plan is 1.5% of the Company's Capital Stock, which, on the date of approval of the 2023 Plan, corresponds to eleven million nine hundred and fifty-eight thousand eight hundred sixty-five (11,958,117) shares of a total of seven hundred and ninety-seven million, two hundred and fifty-seven thousand, six hundred and four (797,207,834) shares. d. maximum number of options to be awarded Not applicable, since share options shall not be awarded as a result of the Plan model. e. conditions for acquisition of shares The Consideration shall be conditioned to the voluntary investment of the Participants’ own funds in the acquisition of Owned Shares. The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years after the execution of the Award Agreement and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the waiting period. f. acquisition or exercise pricing criteria The reference price of the Restricted Shares that the Company shall award shall be amount of the market price of the Restricted Share in the location where a Participant would receive the Restricted Shares, as established in the Award Agreement, on the first business day (a.i) immediately after the end of the Vesting Period, or (a.ii) the 15th (fifteenth) business day immediately preceding the date of the respective Termination, or, if the Restricted Shares are not traded in the Participant’s location, it means the quoted price of the Restricted Shares on B3 on the same dates as above, as the case may be, converted into the currency of the Participant’s location. g. acquisition or strike pricing criteria The Waiting Period shall be three (03) years from the date of execution of the Award Agreement. During the Waiting Period, the Participant shall remain connected to the Company or to the companies controlled thereby, maintaining the uninterrupted ownership of their Owned Shares in order to be entitled to the transfer of the Restricted Shares by the Company or by the companies controlled thereby under the terms and conditions established in this Plan, in the respective Program and in the Award Agreement, observing the rules related to the situations of dismissal from the Company, as set forth in the Plan and respective Award Agreements. h. method of settlement Once the conditions established in the Plan and in the applicable Award Agreement are met, and as long as the applicable legal and regulatory requirements are observed, the Company or the companies controlled thereby shall transfer, through a private transaction, to the Participants, within at most thirty (30) days, the quantity of Restricted Shares to which the Participants are entitled. Except regarding the taxes that will be discounted, the Company or the companies controlled thereby, as the case may be, shall bear any costs for the transfer of the Restricted Shares to the Participants. If it is not possible to deliver said Restricted Shares to the Participants, the Company and/or the companies controlled thereby may pay the Participants, with immediately available funds, in the currency of the place where the Participant works, the amount equivalent to the Restricted Shares awarded taking into consideration the Reference Price of the Restricted Shares, net of the taxes that may be levied thereon. i. share transfer restrictions The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (03) years after the execution of the Award Agreement and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the waiting period. j. criteria and events that, when verified, will entail the suspension, alteration or termination of the plan In case of: (i) Change in the Control of the Company (as defined in the Plan); (ii) a public offering for closing of the Company’s capital is conducted; (iii) corporate restructuring that results in a significant decrease of the liquidity of the Restricted Shares in comparison with the average volume traded over the six (06) months before the date of corporate restructuring, the Participants shall be entitled to receive, within thirty (30) days after the occurrence of the event set forth in this clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participants, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participants, so that said rights shall be automatically brought forward. The Plan also establishes that, in the event of change to the number, nature or class of shares of the Company as a result of bonus, splitting, reverse split, or conversion of shares into another nature or class, or conversion of other securities issued by the Company into shares, the Company's Board of Directors shall assess the need to make adjustments to the Programs and the Plan in order to avoid distortions and losses to the Company and the companies controlled thereby or to the Participants. Moreover, any relevant legal amendment to the rules of the joint-stock companies, to the publicly-held companies, to the labor laws and/or the tax effects of a restricted share award plan in any of the jurisdictions where it will be implemented may lead to full revision of the Plan, in order to ensure compliance with the applicable laws. Lastly, the right to receive the Restricted Shares pursuant to the Plan, the respective Program and the applicable Award Agreement shall be automatically extinguished and without any indemnity rights, ceasing all effects by operation of law if the Company is wound up, liquidated or if its bankruptcy is decreed. k. effects of the withdrawal of the manager from the issuer’s bodies on his rights provided for in the share-based compensation plan In case of Withdrawal of a Participant (i) upon dismissal for cause or removal from his/her position for violating the duties and responsibilities of an administrator, (ii) upon request from a Participant (including voluntary dismissal or resignation from a managerial position); or (iii) any event of retirement other than an Agreed Retirement (as defined in the Plan), the Participant shall lose any and all rights connected to the Restricted Shares pursuant to the Plan, any Program and Award Agreement, which shall be automatically and lawfully terminated on the Termination date (as defined in the Plan), regardless of prior notice or notification, and with no right to any indemnification of the Participant, except for the Restricted Shares already obtained until the actual Termination date, even if they have not yet been actually transferred by the Company or by a company controlled thereby. In case of Dismissal of a Participant due to: (i) dismissal by the Company or the companies controlled thereby without cause; (ii) removal from the position of administrator with no violation of his or her duties and responsibilities; or (iii) transfer of the Participant to occupy a position in a company of the same group as the Company that is not a participant of the Plan, the Participant shall be entitled to receive: (a) the Restricted Shares the acquisition rights of which have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) of a proportional number of the Restricted Shares the acquisition rights of which are still be acquired by the Participant, taking into account, for said calculation, the number of full month in which the Participant worked at the Company or a company controlled thereby in relation to the number of months of the Waiting Period, it being certain that such remaining Restricted Shares shall be automatically terminated on the date of Dismissal, regardless of prior notice or notification, and without any right to any indemnification by the Participant. For grants of the 2023 Plan, the delivery of the Restricted Shares to the Participant will be made within thirty (30) days from the date of Termination. In case of Dismissal of a Participant due to Agreed Retirement, the Participant shall be entitled to receive: (a) the Restricted Shares the acquisition rights of which have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not been fully vested on the Participant at the Termination date. The delivery of the Restricted Shares to the Participant shall be made on the date originally set forth, considering the compliance with the Waiting Period, unless otherwise established in the Award Agreement, being certain that the Company may, at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time. In case of Dismissal of a Participant due to: (i) death; or (ii) permanent disability, the heirs or legal successors (for the case described in (i)) or legal representative (for the case described in (ii)) shall be entitled to receive, within thirty (30) days after the occurrence of any of the events described in this clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participant, so that said rights shall be automatically brought forward, unless established otherwise in the Award Agreement. In the event of Withdrawal of a Participant who is the Chief Executive Officer or a Vice President, by decision of the Company, unless due to dismissal for cause or removal from office for violating the duties and responsibilities of an administrator, such Participant will be entitled to receive all Restricted Shares regardless of the vesting requirements have been observed. In this case, the delivery of the Restricted Shares to the Participant shall be made within thirty (30) days from the date of Termination. Furthermore, the Board of Directors has the prerogative to establish different rules whenever it is of the opinion that the Company’s corporate interests shall be better served by the measures above or whenever necessary to comply with other applicable rules or bear taxes levied. 8.5 Share-based compensation (Stock options) Not applicable, since the Company does not have a share option plan (but rather a restricted share plan). 8.6. Regarding each share option granted in the last 3 fiscal years and that estimated for the current fiscal year, of the board of directors and the statutory office, prepare a table with the following content: a. body b. total number of members c. number of compensated members d. date of granting e. number of options granted f. term for the options to become vested g. maximum term to exercise the options h. lock-up period for transfer of shares received due to the exercise of the options i. fair value of the options on the grant date j. multiplication of the number of shares awarded by the fair value of the options on the date of award Not applicable, since the Company does not have a share option plan (but rather a restricted share plan). 8.7 In relation to the outstanding options of the board of directors and statutory office at the end of the last fiscal year, prepare a table with the following content: a. Body b. total number of members c. number of compensated members d. in relation to options not yet vested i. quantity ii. date on which they will become vested iii. maximum term to exercise the options iv. term of restriction on transfer of shares v. weighted average price of exercise vi. fair value of the options on the last day of the fiscal year e. in relation to options not yet vested i. in relation to vested options ii. maximum term to exercise the options iii. term of restriction on transfer of shares iv. weighted average price of exercise v. fair value of the options on the last day of the fiscal year f. fair value of total options on the last day of the fiscal year Not applicable, since the Company does not have a share option plan (but rather a restricted share plan). 8.8. Regarding the exercised options related to the share-based compensation of the board of directors and of the statutory office over the last 3 fiscal years, prepare a table with the following content: Not applicable, since the Company does not have a share option plan (but rather a restricted share plan). 8.9. With regard to share-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in the results of the last three fiscal years and the compensation forecast for the current fiscal year, for the board of directors and statutory office, prepare a table with the following content: See the chart below that addresses questions 8.9 and 8.10. 8.10. In relation to each share award made in the last 3 fiscal years and expected for the current fiscal year, from the board of directors and statutory office, draw up a table with the following content: Charts below that address questions 8.9 and 8.10. Fiscal year 2026 Body Statutory Office Total number of members 8 Total number of compensated members of Members 8 Programs 2026 Program Number of Options Granted Total of Shares 891,205 Total Number of Shares Not Yet Exercisable 891,205 Award date Waiting for approval of the 2026 Grant by the Board of Directors Date on which they will become vested (end of the waiting period) Waiting for approval of the 2026 Grant by the Board of Directors Maximum period for the delivery of shares 30 days after the end of the waiting period (3 years) Term of restriction on transfer of shares No Lockup. Quantity transferred Total of Shares 0 Quantity lapsed Total of Shares 0 Potential dilution in case of award of all shares to beneficiaries < 1.5% Fair value of shares on the date of award BRL 9.28 Multiplication of the number of shares awarded by the fair value of the shares on the award date BRL 8,274,233.53 Note: The Grant of the 2026 LTI Program has not yet been approved by the Board of Directors. The 2026 amounts assume, as a premise, an individual contribution of 20% from the 2025 Profit‑Sharing Plan (PLR) agreement and a maximum matching of 3.00 shares for each share invested. The share price of R$ 9.28 corresponds to the average closing price of BRKM5 for the period from January 2, 2026 to March 6, 2026. Fiscal year 2025 Body Statutory Office Total number of members 5 Total number of compensated members of Members 5 Programs 2025 Program Number of Options Granted Total of Shares 690,392 Total Number of Shares Not Yet Exercisable 594,337 Award date 06/16/2025 Date on which they will become vested (end of the waiting period) 06/16/2025 Maximum period for the delivery of shares 30 days after the end of the waiting period (3 years) Term of restriction on transfer of shares No Lockup. Quantity transferred Total of Shares 96,055 Quantity lapsed Total of Shares 0 Potential dilution in case of award of all shares to beneficiaries < 1.5% Fair value of shares on the date of award BRL 10.15 Multiplication of the number of shares awarded by the fair value of the shares on the award date BRL 7.007.478,80 Fiscal year 2024 Body Statutory Office Total number of members 6 Total number of compensated members of Members 6 Programs 2024 Program Number of Options Granted Total of Shares 473,417 Total Number of Shares Not Yet Exercisable 59,774 Award date 06/05/2024 Date on which they will become vested (end of the waiting period) 06/05/2027 Maximum period for the delivery of shares 30 days after the end of the waiting period (3 years) Term of restriction on transfer of shares No Lockup. Quantity transferred Total of Shares 473,417 Quantity lapsed Total of Shares 0 Potential dilution in case of award of all shares to beneficiaries < 1.5% Fair value of shares on the date of award BRL 18.19 Multiplication of the number of shares awarded by the fair value of the shares on the award date BRL 8,611,455.23 Fiscal year 2023 Body Statutory Office Total number of members 6 Total number of of Members 6 compensated members Programs 2023 Program Number of Options Granted Total of Shares 293,110 Total Number of Shares Not Yet Exercisable 34,028 Award date 09/06/2023 Date on which they will become vested (end of the waiting period) 09/06/2026 Maximum period for the delivery of shares 30 days after the end of the waiting period (3 years) Term of restriction on transfer of shares No Lockup. Quantity transferred Total of Shares 293,110 Quantity lapsed Total of Shares 0 Potential dilution in case of award of all shares to beneficiaries < 1.5% Fair value of shares on the date of award BRL 23.02 Multiplication of the number of shares awarded by the fair value of the shares on the award date BRL 6,747,392.00 8.11 . Shares Delivered Fiscal Year: December 31, 2025 Board of Directors Statutory Office Fiscal Council Total number of members No. of compensated members No. of shares Weighted average acquisition price Weighted average market price of the shares purchased Multiplication of the total number of shares by the difference between the weighted average purchase price and the weighted average market price of the shares purchased 11 5 5 0 5 0 0 111,531 0 0.00 0.00 0.00 0.00 10,44 0.00 0.00 1,164,719.96 0.00 Fiscal Year: December 31, 2024 Board of Directors Statutory Office Fiscal Council Total number of members No. of compensated members No. of shares Weighted average acquisition price Weighted average market price of the shares purchased Multiplication of the total number of shares by the difference between the weighted average purchase price and the weighted average market price of the shares purchased 11 6 0 6 0 960,812 0.00 0.00 0.00 16,17 0.00 15,533,319.24 Fiscal Year: December 31, 2023 Board of Directors Statutory Office Fiscal Council Total number of members No. of compensated members No. of shares Weighted average acquisition price Weighted average market price of the shares purchased Multiplication of the total number of shares by the difference between the weighted average purchase price and the weighted average market price of the shares purchased 11 6 0 6 0 216,721 0.00 0.00 0.00 23.40 0.00 5,071,271.40 8.12. Summary description of the information required to understand the data stated in items 8.5 through 8.11, such as an explanation of the share and option pricing method, stating at least: a. pricing method LTIP 2018 (2018 to 2023) The reference price of the Restricted Shares that the Company will award will be the quoted market value of the Restricted Shares (as defined in the Plan) in the location of each Participant on the second business day immediately preceding the respective transfer of the Restricted Shares, or, if there is no trading of Restricted Shares in the location of the Participant, will be the quoted market value of such Restricted Shares at B3 S.A. - Brasil, Bolsa, Balcão on the second business day immediately preceding the respective payment date, converted to the currency of the Participant's location LTIP 2023 (2023 to 2028) The reference price of the Restricted Shares that the Company shall award shall be amount of the market price of the Restricted Share in the location where a Participant would receive the Restricted Shares, as established in the Award Agreement, on the first business day (a.i) immediately after the end of the Vesting Period, or (a.ii) the 15th (fifteenth) business day immediately preceding the date of the respective Termination, or, if the Restricted Shares are not traded in the Participant’s location, it means the quoted price of the Restricted Shares on B3 on the same dates as above, as the case may be, converted into the currency of the Participant’s location. b. data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends, and the risk-free interest rate Not applicable, since the Company has no share option plan. c. method used and premises assumed to incorporate the expected effects of early exercise Not applicable, since the Company has no share option plan. d. method for ascertaining the expected volatility Not applicable, since the Company has no share option plan e. if any other characteristic of the option were incorporated into the calculation of its fair value Not applicable, since the Company has no share option plan. 8.13. Inform the number of shares, quotas and other securities convertible into shares or quotas, issued, in Brazil or abroad, by the issuer, its direct or indirect controlling shareholders, subsidiaries, or companies under common control, held by members of the board of directors, statutory office, or fiscal council, grouped by body: December 31, 2025 Company Category Board of Directors Executive Office Fiscal Council Technical or Advisory Bodies Total Issuer Braskem S.A. Shares Common 0 0 0 0 0 Preferred Shares – Class A 500 167,633 200 5,300 173,633 Preferred Shares – Class B 0 0 0 0 0 ADR 0 94,770 0 0 94,770 8.14. Regarding the pension plans in effect granted to the members of the board of directors and statutory officers, provide the following information in a chart: Board of Directors Statutory Office Fiscal Council No. of members 11 5 5 Total number of compensated members 11 5 5 Name of the plan N/A Vexty Plan N/A Number of managers who qualify for retirement N/A 5 N/A Conditions for early retirement N/A After the termination of the employment relationship, direction or mandate with the Sponsor, the Participant is allowed, depending on his life and career plan, to anticipate the request for his benefit at any age lower than seventy (70) years old. N/A Updated value of the contributions accumulated in the pension plan up to the closing of the last fiscal year, discounting the portion related to contributions made directly by the managers N/A BRL 4,425,457.12 N/A Total accrued amount of the contributions made during the last fiscal year, less the portion related to the contributions directly made by the managers N/A BRL 428,922.93 N/A If there is the possibility of early redemption and what the conditions are N/A None. Redemption is possible only after termination of employment bond, management bond N/A or term of office with the Sponsor 8.15. Minimum, maximum and average annual compensation Statutory Executive Board Board of Directors Fiscal Council December 31, 2025 December 31, 2024 December 31, 2023 December 31, 2025 December 31, 2024 December 31, 2023 December 31, 2025 December 31, 2024 December 31, 2023 Number of members 5 6 6 11 11 11 5 5 5 Number of compensated members 5 6 6 11 11 11 5 5 5 Highest actual compensation 12,566,503.94 18,437,691.37 8,84,.000.00 2,265,040.00 2,554,800.00 2,554,800.00 212,400.00 212,400.00 212,400.00 Lowest actual compensation 4,158,402.17 6,964,063.78 3,908,357.00 894,000.00 894,000.00 894,000.00 212,400.00 212,400.00 212,400.00 Average actual compensation 7,085957.01 10,831,864.43 5,439,533.00 1,224,474.07 1,257,005.56 1,206,120.00 212,400.00 212,400.00 212,400.00 Statutory Office 12/31/2024 The amount of the highest individual compensation of the Office Appointed by the Bylaws in 2024 contemplates a non-recurring event referring to the recognition of the amounts related to the termination of the contract of Mr. Roberto Bischoff, who held the position of CEO until November 29, 2024. 8.16. Describe contract arrangements, insurance policies, or other instruments containing mechanisms for compensation or indemnification of managers in case of dismissal or retirement, stating the financial consequences for the issuer The Company does not have mechanisms for compensating or indemnifying management in the event of removal from office or retirement, with the exception of rights related to the Long-Term Incentive Program, applicable to officers and other members who are eligible under the rules of the Plan in force. The Company's administrators are covered by the Directors & Officers Liability Insurance (D&O) policy, issued by HDI Global Seguros, with coverage valid until July 17, 2026. The policy has a worldwide coverage, and the policy net premium in force was USD 3.907 thousand. Pursuant to the policy, the managers shall be indemnified for damage (including defense costs) resulting from third-party claims against the managers based on omission or harmful acts practiced in the exercise of their functions (as long as it is not the case of willful misconduct or gross negligence equivalent to willful misconduct or any other specific exclusion/limitation provided in the policy). In addition to the D&O Insurance described above, the Company is authorized to enter into indemnity commitment with certain Beneficiaries, as defined in the Policy for Managers and Members, including its managers and former managers. The Policy for Managers and Members was approved by the Board of Directors on November 8, 2017 and updated pursuant to certain provisions of CVM Guidance Opinion No. 38 on February 14, 2019, on March 18, 2019, on October 21, 2019 and on December 12, 2019 (“Indemnity Policy”) which is available on the websites of the Company (www.braskem-ri.com.br) and CVM (www.cvm.gov.br). 8.17. In relation to the past three fiscal years and the forecast for the current fiscal year, indicate the percentage of total compensation of each body recognized in the issuer’s result referring to members of the board of directors, statutory office or the fiscal council who are related parties to the direct or indirect controlling shareholders, as defined by the accounting rules that address this matter Fiscal year ended on Board of Directors Board of Directors Tax Statutory Office 2026 29,38% 20,00% 0,00% 2025 37,38% 20,00% 23,57% 2024 38,46% 19,96% 0,96% 2023 35,85% 19,97% 0,00% 8.18. In relation to the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the issuer’s income statement as compensation of members of the board of directors, statutory office or fiscal council, grouped by body, for any reason other than their position, such as commissions and consulting or advisory services provided In the last three fiscal years and in relation to the current fiscal year, no amounts have been recognized or are expected to be recognized within the Company's results as compensation of managers and members of the fiscal council received for any reason other than the position they occupy in the Company. 8.19. In relation to the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the result of direct or indirect parent companies, companies under common control, and the issuer's subsidiaries, as remuneration of members of the issuer's board of directors, statutory office or fiscal council, grouped by body, specifying on what basis these amounts were attributed to these individuals Compensation for duties performed by the current members of the Board of Directors, the Executive Officers, and the Fiscal Council of the Company in the Parent Company and/or Entities under common control Company 2026 (Forecast)* 2025 2024 2023 Board of Directors R$ 23,427,064 as compensation for Administrators of the Controlling Shareholder and Companies under common control of the Company R$ 32,170,761 as compensation for Administrators of the Controlling Shareholder and Companies under common control of the Company R$ 21,569,108.10 as compensation for Administrators and employees of the Controlling Shareholder and Companies under common control of the Company R$ 26,512,446.59 as compensation for Administrators and employees of the Controlling Shareholder and Companies under common control of the Company Executive Board N/A N/A R$ 15,000.00 as compensation for an Administrator of a Company under common control of the Company N/A Fiscal Council N/A R$ 318,000.00 as payment of compensation to a Board Member of a company under common control of the Company R$ 360,000.00 as payment of compensation to a Board Member of a company under common control of the Company R$ 360,000.00 as payment of compensation to a Board Member of a company under common control of the Company *The amounts related to the 2026 fiscal year are estimates and are subject to approval by the shareholders at the ordinary shareholders’ meetings of the respective companies, as well as to their allocation by the competent governing body. 8.20. Provide other information the issuer deems relevant Total Compensation for the Current Fiscal Year December 31, 2026- Annual Values The table below considers the alternate members of the Board of Directors who are compensated for participating in advisory committees to the Board of Directors and the external members of the Statutory Compliance and Audit Committee (i.e., members who are not part of the Board of Directors, not even as alternates). Alternates + External Members of the CCAE Total Total number of members 7,00 7,00 No. of members compensated 4,00 4,00 Salary or Pro labore N/A N/A Direct and indirect benefits N/A N/A Participation in committees 1,248,000.00 1,248,000.00 Others N/A N/A Description of other fixed compensations N/A N/A Bonus N/A N/A Profit sharing N/A N/A Participation in meetings N/A N/A Commissions N/A N/A Others N/A N/A Description of other variable compensations N/A N/A Post-employment N/A N/A Cessation of position N/A N/A Based on shares, including options N/A N/A Note N/A N/A Total (net) compensation 1,248,000.00 1,248,000.00 Total Compensation for the Current Fiscal Year December 31, 2025- Annual Values The table below considers the alternate members of the Board of Directors who are compensated for participating in advisory committees to the Board of Directors and the external members of the Statutory Compliance and Audit Committee (i.e., members who are not part of the Board of Directors, not even as alternates). Alternates + External Members of the CCAE Total Total number of members 7,00 7,00 No. of members compensated 4,00 4,00 Salary or Pro labore N/A N/A Direct and indirect benefits N/A N/A Participation in committees 1,248,000.00 1,248,000.00 Others N/A N/A Description of other fixed compensations N/A N/A Bonus N/A N/A Profit sharing N/A N/A Participation in meetings N/A N/A Commissions N/A N/A Others N/A N/A Description of other variable compensations N/A N/A Post-employment N/A N/A Cessation of position N/A N/A Based on shares, including options N/A N/A Note N/A N/A Total (net) compensation 1,248,000.00 1,248,000.00 Total Compensation for the Current Fiscal Year January 31, 2024 - Annual Values The table below considers the alternate members of the Board of Directors who are compensated for participating in advisory committees to the Board of Directors and the external members of the Statutory Compliance and Audit Committee (i.e., members who are not part of the Board of Directors, not even as alternates). Alternates + External Members of the CCAE Total Total number of members 7,00 7,00 No. of members compensated 4,08 4,08 Salary or Pro labore N/A N/A Direct and indirect benefits N/A N/A Participation in committees 1,223,500.00 1,223,500.00 Others N/A N/A Description of other fixed compensations N/A N/A Bonus N/A N/A Profit sharing N/A N/A Participation in meetings N/A N/A Commissions N/A N/A Others N/A N/A Description of other variable compensations N/A N/A Post-employment N/A N/A Cessation of position N/A N/A Based on shares, including options N/A N/A Note N/A N/A Total (net) compensation 1,223,500.00 1,223,500.00

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.